Exhibit 99.2

EXPORT DEVELOPMENT CANADA
INTEGRATED ANNUAL REPORT

RESILIENT TOGETHER 2021

EXPORT DEVELOPMENT CANADA INTEGRATED ANNUAL REPORT TOGETHER 20 21

2 EDC 2021 Integrated Annual Report TOGETHER For the second year in a row, Export Development Canada and our partners, employees and customers faced the challenges and uncertainties of the global pandemic with determination and resolve to move forward. Through it all, we not only tested our resilience, but also strengthened it—by working together to build back Canadian trade in a more sustainable, inclusive and equitable way. About EDC Export Development Canada (EDC) is a financial Crown corporation dedicated to helping Canadian companies of all sizes succeed on the world stage. As international risk experts, we equip Canadian companies with the tools they need—the trade knowledge, financing solutions, equity, insurance and connections—to grow their business with confidence. Underlying all our support is a commitment to sustainable and responsible business. To help Canadian businesses facing extreme financial challenges brought on by the global response to COVID-19, the Government of Canada expanded EDC’s domestic capabilities until December 31, 2021, with exception to some credit insurance programs that have been extended into 2022. This broader mandate enabled us to expand our support to companies focused domestically. Forward-looking statements This report contains certain forward-looking statements about EDC’s financial position, results and operations. These statements and forecasts involve risk and uncertainty, as they relate to events and depend on circumstances that occur in the future. There are various factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements. Consequently, all forward-looking statements have not been reviewed or reported on by the company’s auditors. Forward-looking statements made by EDC on March 31, 2022, at the time of releasing our 2021 results were informed by our business plans and forecasts in February 2022.

3 EDC 2021 Integrated Annual Report

TABLE OF CONTENTS

2 INTRODUCTION

About this report 4
Message from the Chair 5
Message from the President and CEO 6
Q&A with the Chief Corporate Sustainability Officer 7
2030 vision and strategy 9
Trade environment 10
Performance against objectives 12

16 PUTTING CUSTOMERS' NEEDS FIRST

Tailoring our solutions 17
Building value through collaboration 18

21 FOCUSING ON SECTORS OF THE FUTURE

Sector and market priorities 22
Our key priorities 24

26 LEADING WITH OUR VALUES

Approach to ESG 27
Stakeholder engagement 29
Materiality 31
Transparency and disclosure 31
Committed to climate action 34
2021 highlights 35
Strategy 36
Net zero by 2050 37
Risk and opportunity management 40
Metrics and targets 42
Building a more equitable world 47
Inclusive trade 50
Elevating human rights 57
Management of human rights issues 61
Responsible business 68
Corporate governance 70
Board of Directors 75
Executive Management team 75

76 FINANCIAL REVIEW

3 EDC 2021 Integrated Annual Report TABLE OF CONTENTS 2 26 INTRODUCTION LEADING WITH About this report 4 OUR VALUES Message from the Chair 5 Approach to ESG 27 Message from the President and CEO 6 Stakeholder engagement 29 Q&A with the Chief Corporate Materiality 31 Sustainability Officer 7 Transparency and disclosure 31 2030 vision and strategy 9 Committed to climate action 34 Trade environment 10 2021 highlights 35 Performance against objectives 12 Strategy 36 Net zero by 2050 37 Risk and opportunity management 40 Metrics and targets 42 Building a more equitable world 47 16 Inclusive trade 50 Elevating human rights 57 PUTTING CUSTOMERS’ Management of human rights issues 61 NEEDS FIRST Responsible business 68 Tailoring our solutions 17 Corporate governance 70 Building value through collaboration 18 Board of Directors 75 Executive Management team 75 21 76 FOCUSING ON SECTORS OF THE FUTURE FINANCIAL REVIEW Management’s discussion and analysis 76 Sector and market priorities 22 Consolidated financial statements 112 Our key priorities 24 Ten-year review 174 Glossary of financial terms 182 Corporate representation 183

▶	4	EDC 2021 Integrated Annual Report | About this report

About this report

This is EDC’s fourth integrated annual report, covering both our financial and non-financial priorities. The report covers business activities for the 2021 calendar year at all EDC operations across Canada and around the world.

GRI sustainability reporting standards

The environmental, social and governance (ESG) related content in this report is based on the findings of our 2017 materiality assessment, which was conducted following the recommended approach of the Global Reporting Initiative (GRI) Standards. This report has been prepared in accordance with the GRI Standards: Core option and the GRI Financial Services Sector Disclosure. The GRI Standards Content Index, reviewed by the GRI, is available for download on our website (see Downloads).

Additional commitments

This report also helps to demonstrate EDC’s commitment to:

•	Supporting the UN Global Compact through our alignment with the Sustainable Development Goals (SDGs), which are a key component of our ESG Strategy (see page 27)

•	Taking action on climate change through our response to the Task Force on Climate-related Financial Disclosures (TCFD)

•	Being transparent about our human rights performance through our Human Rights Disclosure

ESG limited assurance

Each year, we undertake a limited assurance exercise using the services of an independent third-party auditor; for this report, we used PricewaterhouseCoopers (PwC). This year, PwC assured indicators reflecting four material ESG areas of performance:

1.	Number of transactions and customer onboarding reviews that underwent financial crimes enhanced due diligence

2.	Climate finance in developing countries

3.	The number of non-project related transactions that underwent human rights risk screenings

4.	Canadian Direct Investment Abroad

We have used to indicate assured information. The statement from our assurer is available on our website.

FinDev Canada Annual Report

Having been entrusted by the Government of Canada to create a Canadian Development Finance Institution (DFI), EDC launched FinDev Canada, a wholly owned subsidiary in 2018. Visit findevcanada.ca for more information, including FinDev Canada’s annual report. FinDev Canada’s financial results have been consolidated in the Financial Review section of this report.

Your feedback

Your feedback matters. Please share your thoughts on the 2021 report via email to ExternalComms@edc.ca.

▶	5	EDC 2021 Integrated Annual Report | Message from the Chair

Message from the Chair

A year ago, in my message for the 2020 Integrated Annual Report, I wrote these words: “While the turbulent year that was 2020 has officially passed, the turbulence hasn’t. The pandemic will again be a story in 2021, but hopefully not the story.”

While we were wishful in our thinking, the year we have just put behind us will almost certainly be defined by the effects—health, social, psychological and economic—of the COVID-19 pandemic.

For many of us, 2021 probably felt more like a continuation of the first 12 months of the pandemic. Or, looked at another way, just a sequel to the year before.

But, despite the sameness of the circumstances, the fundamental truth was that Canada and the world remained, to varying degrees and intensity, in crisis mode for a second consecutive year. Communities continued to be disrupted, supply chains struggled, businesses scrambled, adapted, or didn’t. The year was certainly a test of our collective resilience, which Canadians and our own employees continued to demonstrate time and time again. This is the inspiration for this year’s integrated annual report.

EDC is one of those companies that stepped up, again this past year, to find new ways to respond to the constantly shifting circumstances of the crisis. The difference being that our response had less to do with protecting our own well-being as a commercial Crown corporation, and was more about maintaining our ability to support almost 30,000 Canadian companies last year.

How we responded to these challenges is one story told in this integrated annual report. Throughout the first two years of this pandemic, EDC has proudly played an important role in the Government of Canada’s efforts to meet the crisis head-on and address its economic challenges in a coordinated way. Our continued efforts to support Canadian companies confronting the pandemic’s economic impact are exemplified by the Canada Emergency Business Account (CEBA), and the billions of dollars in loan guarantees issued through our Business Credit Availability Program (BCAP). With EDC being shaped around inclusion, diversity and equity, a key goal in our support is to help level the playing field for equity-seeking businesses (Indigenous Peoples, Black and other racialized communities, persons with disabilities, women and the LGBTQ2+ community) to ensure that economic recovery is more equitably felt.

This is not the only story told here. In 2021, the world witnessed catastrophic climate events alongside the extraordinary ongoing efforts of so many partners—national, international, public and private—to address the threat of global warming. Strengthening our approach to environmental, social and governance (ESG) practices was a key priority for EDC’s Board of Directors and is front and centre in our 10-year corporate strategy. We have taken important steps and completed a number of key ESG initiatives throughout the past few years that are detailed in this report. Whether measured by the standards of Canadian financial institutions, or against the steps taken by our partner export credit agencies, EDC made significant strides in Canada’s efforts to achieve net zero carbon emissions and help international efforts to limit global warming by 2050 to 1.5°C.

For more information about how EDC is prioritizing ESG, I urge you to read the Q&A with our Chief Corporate Sustainability Officer, Justine Hendricks, on page 7 of this report.

While documents of this nature tend to be retrospective, this year’s integrated annual report also addresses EDC’s future. This is because 2021 wasn’t just the second year of a pandemic; it was the first year of EDC’s 10-year strategy to make Canada a leader in international trade. EDC’s President and Chief Executive Officer, Mairead Lavery, takes a closer look at our progress on our 2030 Strategy in her message on page 6 of this report.

A new year is upon us, with all of the promise that it brings. This said, many of the same challenges that have confronted us for the previous two years remain. Is there room in 2022 to be hopeful? The answer is yes, and I would argue that many of the reasons for that optimism can be found in the pages of this document. EDC’s 2021 achievements are a result of the strong collaborative efforts between our partners, employees and customers. We are—without a doubt—more resilient, together.

Whether we are dealing with a global health crisis, a national response to climate change, or Canada’s exporting challenges, EDC has demonstrated, once again, its value to Canadian business and the economy—value that will grow only greater in the years ahead.

Martine Irman

Chair

▶	6	EDC 2021 Integrated Annual Report | Message from the President and CEO

Message from the President and CEO

How do you plan 10 years into the future when you can’t even predict what’s going to happen tomorrow?

It’s a fair question and an important one. One that was tested many times in 2021. The Chair of EDC’s Board of Directors, Martine Irman (on page 5 of this report), has already mentioned the powerful effects of the global pandemic which, as I write this, still holds us all in its grip. It was a year that brought us not only multiple variants of a viral pandemic and its economic consequences, but global political unrest, as well as environmental catastrophes in Canada and around the world.

For a company like EDC, whose purpose is to help Canadian businesses find growth and success in international markets, 2021 may have seemed like the kind of year that made it impossible to look forward and plan ahead. One would not be blamed for thinking, “Let’s just get through this. We’ll worry about the future when things get back to normal.”

The problem with that approach, of course, is that the future isn’t going to wait for us. Whatever it holds in store, it’s coming. That means we have to plan for it now.

Last year, EDC began the process of executing on that plan. Our vision is as straightforward as it is ambitious: By 2030, Canada will become a leader in international trade, building a better, stronger economic future for all Canadians. The foundation of this strategy is shaped by years of experience and careful analysis, and built around four key pillars: putting the needs of our customers first and transforming how we support them; understanding what sectors and markets present the greatest opportunities for Canadian companies; focusing on making an impact that matters; and leading with our values by embedding ESG into everything that we do.

Even in the midst of a global pandemic, EDC was able to make important headway in building these foundational pillars. Today, we are proud to serve almost 30,000 customers, approximately four times the number of companies that benefited from our services at the start of 2016.

To achieve our vision, we are transforming the way we work, think and act to be more impactful for Canadian companies and Canadians more broadly. This includes putting the needs of our customers at the centre of everything we do. A key focus is on simplifying and digitizing processes to make it easier and faster for customers to access our services. Another priority is tailoring our support to meet the unique and differing needs of Canadian businesses, whether they are micro or small, medium-sized, or large companies.

For the medium-sized segment of companies, we’ve launched a range of activities that will help us advance our efforts to deliver for this especially critical, high-growth segment. We’ve also identified a number of key industries that have extraordinary potential for contributing to Canada’s future trading success—sectors such as agri-food, advanced technologies (like robotics and artificial intelligence), and, of course, cleantech, an area where EDC has been a significant Canadian contributor for a decade now.

Underpinning all of this, our 2030 Strategy makes a strong commitment to values-based leadership and corporate values. In 2021, EDC continued the process of strengthening our approaches to corporate responsibility and transparency, to economic equity, social justice and human rights, and of course, to climate action. In this last area, 2021 was a particularly important year. We joined the growing movement of corporations and nations around the world that are making the commitment to achieve net zero carbon emissions by 2050 and have already achieved major reductions in the size of our portfolio of carbon-intensive industries. As a force for multinational climate action, EDC—along with its subsidiary development finance institute, FinDev Canada—brought its influence to bear at one of the most consequential meetings of this generation, the 2021 United Nations Climate Change Conference (COP26) in Glasgow. In addition to strengthening Canada’s voice at the table, EDC showed leadership by joining the Powering Past Coal Alliance, making EDC the world’s first export credit agency to take this important step toward a low-carbon global economy.

Last year was, first and foremost, about helping Canada survive a pandemic. But as we move toward recovery, there are incredible opportunities emerging for Canadian companies to tap into. The future doesn’t wait for any of us. We need to plan now, and that’s what EDC did in 2021.

With EDC’s 2030 Strategy in place, we are adapting our business at this critical juncture, with the goal of maximizing our impact for Canadian exporters and the economy. In the pages of this integrated annual report, you’ll find more details about the achievements I’ve just mentioned, and much more.

Thanks to the hard work of the people who work at EDC, 2021 was about being resilient together, and building a stronger economy for all Canadians. That’s a year we can all be proud of—and a year we can build a future on.

Mairead Lavery

President and CEO

▶	7	EDC 2021 Integrated Annual Report | Q&A with the Chief Corporate Sustainability Officer

Q&A with the Chief Corporate

Sustainability Officer

Interview with Justine Hendricks

Why did EDC appoint its first-ever Chief Corporate Sustainability Officer (CCSO) in 2021?

Our 2030 Strategy places environmental, social and governance at the centre of our operations and culture. We see it as key to EDC’s long-term sustainability as an organization, and to Canada’s long-term economic sustainability. We also believe that, in today’s global economy, strong ESG practices are critical for Canadian companies—not just to mitigate risks but as a competitive accelerator.

Adding the Chief Corporate Sustainability Officer role to my portfolio signalled our intent to accelerate the embedding of ESG values, principles and processes across our organization and in our support of Canadian companies.

How have these changes affected the way ESG is governed and managed at EDC?

Perhaps the most telling example of how things have changed is the amount of time dedicated to ESG topics at board and executive meetings. At full board meetings, it rose from 20 minutes per meeting in 2018 to more than 180 minutes in 2021. We also updated the terms of reference of each board committee to reflect the ESG components they oversee.

In anticipation of greater demands on our Corporate Sustainability group, we reorganized into three teams—ESG Customer Success, ESG Policy, and ESG Strategy, Outreach & Reporting—each one headed by a new vice-president position, and we hired more relevant expertise. The ESG Customer Success team is divided into three customer streams (small, medium and large), in alignment with our 2030 Strategy and with our larger Customer Experience group structure, to help us provide the right level of ESG risk management, knowledge and advice to each segment.

Will customers notice a difference?

They definitely will. In our due diligence and decision-making processes, before we even commit to engaging with a customer, we now weigh financial and ESG risks equally and consider the leverage we have available to help a company improve its ESG practices. We’re more willing than ever to say no to a transaction based on ESG risks.

We’re also more committed and better equipped to help customers unlock ESG opportunities. For example, with the transition to a low-carbon economy underway, we plan to use our capital and climate expertise to support more Canadian companies in their transition plans. We also see strong export potential for businesses owned or led by people who identify as part of equity-seeking groups, including women, Indigenous Peoples, Black and other racialized communities, persons with disabilities and the LGBTQ2+ community. We’re doubling down on our support for them, both to remove existing barriers and to help them seize emerging opportunities.

EDC broke new ground for an export credit agency in committing to achieve net zero carbon emissions by 2050. How do you plan to get there?

We have a good plan, but acknowledge that we don’t have all the answers. It’s going to be a phased approach, similar to the way we’ve implemented our Climate Change Policy commitments and TCFD disclosures over the past few years.

Our initial focus is on reducing our financing support for high-emitting sectors, including a sharp reduction in support for foreign fossil fuel projects and companies. Then, we will turn our focus to helping our Canadian customers lower their emissions while increasing our support for businesses aligned with a low-carbon transition.

While the 2050 target is important, it’s what you achieve by 2030 that will give the best indication of whether you can make it to 2050. That’s why our plan includes interim targets. Along with our published target of reducing financing support to the six most carbon-intensive sectors in our portfolio by 40% below 2018 levels by 2023, we’ve committed to setting and publicly disclosing emission intensity reduction targets and a sustainable finance target by July 1, 2022. A plan is posted on our website.

How will you balance your climate commitments with EDC’s mandate to support all Canadian sectors, including carbon-intensive sectors like oil and gas?

Given the makeup of our economy, we don’t see divesting away from Canadian oil and gas as a solution. Hundreds of thousands of people are directly or indirectly employed by the energy sector, and energy drives more than 20% of Canada’s exports. Instead, we intend to support oil and gas companies that are innovating and working hard to reduce their greenhouse gas (GHG) emissions. Their efforts will play a key role in Canada’s overall transition to a low-carbon future.

▶	8	EDC 2021 Integrated Annual Report | Q&A with the Chief Corporate Sustainability Officer

We plan to work with, not against, our customers to decarbonize, which could include a number of solutions, such as sustainable finance products, cleantech investments, sustainability linked loans or green bonds.

Human rights is a systemic issue that requires significant stakeholder collaboration. How is EDC engaging partners and building capacity to promote holistic change across the value chain?

Stakeholder engagement is a critical part of our approach to human rights—as it is for all aspects of ESG. We’re in a unique position to be able to engage with, and convene, people in both the public and private sectors to tackle issues and drive genuine change for the better.

Internally, we’ve introduced mandatory ESG training, which includes a section on human rights. We also formed and trained a working group of employees from across our business lines to help us embed our Human Rights Policy into our operations. Working with our human rights experts, we’ve developed new due diligence tools that will be launched in 2022 so that we can live up to our policy commitments.

Externally, we’re active in the Organisation for Economic Co-operation and Development (OECD) environmental and social practitioner group, and in 2021 presented an update on our Human Rights Policy implementation and leverage and remedy work. We also joined Shift’s Financial Institutions Practitioners Circle, a forum for leading practitioners to discuss their challenges and opportunities in implementing the United Nations Guiding Principles on Business and Human Rights.

EDC is held to a high standard when it comes to business integrity and transparency and disclosure. How did you advance your practices in 2021?

In both of these areas, we continue to push ourselves to do better. In 2021, we commissioned a third-party ethics risk assessment and were pleased to see that EDC performed well against global industry peers, some of whom had been ranked by Ethisphere as being among the “world’s most ethical companies.” The assessment also made recommendations for improvement that we will work on in the coming year.

What are the next big steps for EDC on its ESG journey?

Meeting our ESG commitments and targets will take us a long way toward achieving our ESG ambitions and demonstrating best-in-class practices in the financial sector. However, I would highlight a few key initiatives that started in 2021 and will ramp up next year: the refresh of our ESG Strategy to align with our corporate strategy; the findings of a materiality assessment; stakeholder consultations related to the next review of our environmental and social risk management policies; and, of course,

“Meeting our ESG commitments and targets will take us a long way toward achieving our ESG ambitions and demonstrating best-in-class practices in the financial sector.”

This was the second year of implementing our renamed and updated Transparency and Disclosure Policy, which sets out a framework for disclosing information about our business in a way that balances the confidentiality required by our customers with the details sought by interested Canadians. Our goal with the updated policy was to align with the times and with Canadian values, helping us evolve into a more open organization. Notably, in 2021 we updated our systems so that when a transaction is declined during an early-stage review, the ESG risks are identified and recorded. As a result of this change, we’re now able to report on the approximate number of prospects turned down for ESG-related risks at the product or account-team level. This represents a maturation of our reporting of ESG-related turndowns since this commitment was made in 2020.

near-term target setting to ensure we keep on track to achieve our net zero commitment. In all instances, we will publicly communicate our progress along the way. More detailed information about our ESG plans and strategy can be found in the ESG section of this report, starting on page 27.

9 EDC 2021 Integrated Annual Report 2030 vision and strategy 2030 VISION AND Our vision By 2030, EDC will help Canada regain its standing as a leader in international trade, building a stronger and more sustainable economic future for all Canadians. 2030 Strategy As Canada’s export credit agency, we’re acutely aware that our global trade competitiveness needs a boost. Trade accounts for nearly two-thirds of our national economy and is critical to Canada’s prosperity. Yet, our share of global exports fell from more than 4% in 2000 to 2.3% in 2018. When compared to our peer group of countries within the OECD, Canada has posted the largest relative decline in its share of world exports since 2000. This decline in competitiveness is what we’re seizing as an opportunity under the 2030 Strategy. We’re committed to working alongside our trade ecosystem partners in government and private industry to reverse the trend. We’ll achieve our vision by helping Canada increase its exports by 60% over 2020 levels by 2030. The growth we envision will be sustainable and responsible, with ESG underpinning everything we do. This year’s integrated annual report focuses on progress against our 2030 Strategy. More information about our 2030 Strategy is available on our website. WE WILL PUT OUR CUSTOMERS’ NEEDS FIRST Canadian companies are at the heart of our strategy, and meeting their needs is our top priority. We will move from being product-driven to being customer-needs driven, tailoring our offerings to the unique needs of customers in each of the micro and small, medium-sized and large segments. And we’ll measure our success by our customers’ success. See Putting Customers’ Needs First (page 16) to learn more. WE WILL FOCUS ON THE SECTORS OF THE FUTURE While continuing to support Canadian exporters across all sectors and markets where opportunity might take them, we will prioritize those operating in emerging sectors—such as cleantech or agri-food—and high-growth markets. These are the sectors and markets that offer the best prospects for net new, long-term and sustainable growth that will improve Canada’s future trade competitiveness. See Focusing on Sectors of the Future (page 21) to learn more. WE WILL LEAD WITH OUR VALUES At EDC, leading with our values means putting them at the centre of everything we do so that they define us, guide us and enable us to be a force for good. We will put sound ESG principles at the core of our corporate decisions; they will not only dictate how we operate, but will also be part of our value proposition to the companies we support. We know that having a vision centred on sound ESG practices is the key to EDC’s long-term sustainability as an organization—and to Canada’s long-term economic sustainability—so it will be central to everything we do. See Leading with Our Values (page 26) to learn more. WE WILL MAKE AN IMPACT THAT MATTERS While growing the number of companies we serve is important, it’s the nature of our impact on customers and on Canada that matters most. Have we helped customers grow their trade revenues or empowered more small and medium-sized businesses (SMEs) owned by visible minorities and other underrepresented groups? Have we helped create more jobs for Canadians or helped Canada transition to a lower-carbon economy? Under the 2030 Strategy, these types of questions will be considered alongside our usual business metrics to help quantify our true impact on Canadian trade.

▶	10	EDC 2021 Integrated Annual Report | Trade environment

Trade environment

While the pandemic continued to hang over the global economy in 2021, strong consumer demand and ongoing government support measures in advanced economies pushed global export volumes up by 9.4%. After sustaining a 7% drop in 2020, Canadian exports rose by 1.9%, close to the average for developed economies.

Progress was not evenly felt across industries as new variants and further waves of COVID-19 infection resulted in shutdowns from one country and region to another, and supply chain logjams, labour shortages and travel issues tempered momentum.

However, the lingering pandemic wasn’t the only challenge of 2021. There were a number of economic, social and environmental trends that presented risks—and opportunities—for Canadian exporters, and these were considered in EDC’s strategic planning process. They include the following:

China’s rising influence

In the 20 years since China joined the World Trade Organization, it has emerged as the main competitor to the United States in trade and geopolitics. Chinese lending to the developing world already makes Beijing a bigger lender than the World Bank or the International

Monetary Fund. The signing of the Regional Comprehensive Economic Partnership, China’s first major free trade agreement in the Asia-Pacific region, accounts for 30% of the global economy. As such, China is becoming increasingly linked to overall global economic performance and Canadian companies must watch this trend to protect themselves from emerging threats and capitalize on new opportunities.

Fourth industrial revolution and the rise of automation

The COVID-19-induced economic shock has been highly uneven across industries, in some cases accelerating disruptive trends that had begun taking shape prior to the crisis. The impacts of automation are fundamentally reshaping traditional industries’ demand for labour, capital and technology. New technologies such as 3D printing, augmented and virtual reality, artificial intelligence, machine learning, quantum computing and robotics also have the potential to disrupt nearly every industry. The competitiveness of companies in these technologies will determine how prosperous they’ll be in the decades ahead.

Transition to carbon neutrality and other ESG priorities

Recognition of the need for urgent action on climate and other ESG challenges has led to increased pressure on governments and industry to demonstrate stronger commitments in these areas. Stakeholder expectations for more transparent disclosure and reporting are growing. In many cases, commitments are moving from voluntary programs to regulatory requirements. While the trend raises the cost of doing business across sectors, it also presents opportunities to enhance returns and access cheaper credit. Going forward, performance in these areas will offer some a competitive advantage while pricing others out of the market.

Top 10 global trends

1.	Prolonged COVID-19
2.	China’s rising influence on global economic performance
3.	Inflation and the impact of monetary policy
4.	Rapid rise of sovereign debt
5.	Fourth industrial revolution and the rise of automation
6.	Climate change and related physical risks
7.	Transition to carbon neutrality and other ESG priorities
8.	Social unrest driven by increasing global inequality and other factors
9.	Normalization of protectionism
10.	Cyber risks

▶	11	EDC 2021 Integrated Annual Report | Trade environment

Regional overview

Key trade themes around the globe continued to be linked to the pandemic and the various strategies that countries or regions were using to manage the fallout and recovery.

United States

The U.S. remained a key market for Canada as the economic recovery pressed ahead. Consumers in the U.S. have excess pandemic savings equivalent to 15% of gross domestic product (GDP), and years of deferred purchases portend ongoing strength in consumer spending. As restrictions ease, spending will shift from goods to services and pent-up demand will keep the U.S. economy strong and benefit Canadian exporters able to service U.S. demand. In addition, the passage of stimulus and the $1.2 trillion infrastructure bill will also support growth in the near term. Those able to navigate “Buy American” initiatives will benefit from U.S. procurement contracts and infrastructure needs. Amid multi-decade record inflation readings and supply chain bottlenecks, the Federal Reserve signalled near the end of 2021 that it would begin to reduce monetary policy support.

Latin America

Latin America saw greater political polarization and a shift to left-leaning governments in several countries where EDC is present, which affected the outlook held by Canadian exporters and investors and led to some project delays. However, countries such as Brazil have enacted structural changes to bring new investment into the project space and are looking to commercial banks and investors to help execute on US$52 billion across 54 identified projects—creating tremendous opportunities for Canadian companies and investors.

European Union (EU)

The overriding theme for Europe in 2021 was climate change. The EU is planning to be the world leader in fighting climate change and aims to be climate neutral as an entire region by 2050. The EU COVID-19 economic recovery plan, a €750 billion stimulus package, is the largest ever in Europe. With 30% of the funds earmarked to fund climate change initiatives, we can expect to see significant investments in green infrastructure, innovation and the like over the next few years.

United Kingdom (U.K.)

Brexit uncertainty came to an end in December 2020 (at least for goods, less so for services) with the signing of EU-UK Trade and Cooperation Agreement, which came into force in January 2021. Unfortunately, the new agreement brought further supply chain disruptions at U.K. and EU borders, beyond those created by the pandemic, and did little to ease regional tensions, which were further complicated by the actions of other regional players such as Russia and Turkey.

Asia

Asia is expected to remain the globe’s fastest-growing region. However, COVID-19-related supply chain disruption was a key theme for the region in 2021, and it affected the rest of the world. This led to a greater focus on supply chain security and the notion of onshoring or near-shoring of critical supplies. Companies explored ways to diversify their manufacturing bases for their global supply chains and to manufacture and sell locally and regionally. Southeast Asian countries stood out, as did India, with the government rolling out incentives to attract foreign direct investment.

Middle East

One of the major events in this region was the Abraham Accords Peace Agreement between Israel and the UAE—and then Sudan, Bahrain and Morocco—which was signed at the end of 2020. The impact on business and official visits started to be observed in 2021 and can be seen as a game changer for business opportunities and geopolitical realignment.

Africa

The pandemic crisis has put some pressure on the debt level of many governments and some are on the verge of payment default. However, the African Continental Free Trade Area (AfCFTA) took effect in January 2021, paving the way for more investment opportunities than before.

▶	12	EDC 2021 Integrated Annual Report | Performance against objectives

Performance against objectives

Business measures		2021	2021 Plan	2020	% Change

Customers served	Target met	29,800	26,000–30,000	24,305	23%

Business facilitated ($B)	Target met	111.0	111.0	102.3	9%

Micro, small and medium-sized customers—financial transactions		10,325	n/a	9,849	5%

Customer-related measure		2021	2021 Plan	2020

Net Promoter Score	Target exceeded	72.3	63.0–71.0	72.5

Financial measure		2021	2021 Plan	2020

Productivity Ratio (%)	Target exceeded	31.4	41–45	33.6

Environmental, social and governance measure		2021	2021 Plan	2020

2023 carbon intensity target ($B)*		13.6	n/a	19

*	2023 carbon intensity target: reduce exposure to our six most high-emitting sectors from $22.4 billion to $13.5 billion.

Business facilitated by geographic market ($ in millions) Business facilitated by industry sector ($ in millions)

Business facilitated

Through our range of financial solutions, we supported $111 billion in exports, foreign investment and trade development activities in 2021. This included $22 billion in business facilitated in emerging markets, compared to $23.7 billion in 2020.

Our insurance program helped more than 8,900 customers close approximately $89 billion in export sales with close to 102,000 buyers located around the world. Approximately 80% of this business was credit insurance, which helps companies mitigate credit risk and leverage their receivables with financial institutions to unlock more short-term financing. This insurance helps companies go, grow and succeed by allowing them to conduct business in markets with more risk than they would normally operate in.

In addition, our financing activities delivered approximately $22 billion in new financing to Canadian customers and their foreign trading partners. We earned $1.6 billion in loan revenue and guarantee fees, which was lower than 2020, mainly due to lower interest rates and a decrease in the loan portfolio as a result of $5 billion in net loan repayments in 2021. In 2021, business facilitated by EDC represented 12.6% of total Canadian exports and investment abroad ..

▶	13	EDC 2021 Integrated Annual Report | Performance against objectives

Customers served

When COVID-19 hit in March 2020, EDC became a key partner on Canada’s COVID-19 response team, and this remained a priority in 2021. EDC continued to provide much-needed risk capacity and liquidity to Canadian businesses exporting or operating domestically through COVID-19-specific and core financial solutions and expert knowledge. Demand for our financial and knowledge solutions during this challenging year resulted in 29,800 customers served, compared to 24,305 customers in 2020—an annual increase of 23%.

Achieving the ambitious goal of 26,000 to 30,000 customers reflects our commitment to deliver financial and knowledge solutions that meet our customers’ needs. These needs were driven by factors such as the uncertain business environment, supply chain disruptions, perceived risks and global economic growth. In 2021, 14,769 customers purchased one of EDC’s financial products, which was an increase of 21% compared to 2020. Included in these customers are 3,270 Canadian companies that consumed both financial and knowledge products. On top of the 14,769, we had an additional 18,301 Canadian companies that consumed at least one of EDC’s knowledge products, which was up 22% compared to 2020.

The customers served measure is the number of unique companies EDC transacts with over a calendar year. We consider a customer to be one that provides EDC with either financial payment or, in the case of certain knowledge-based products, information on their company that goes beyond what is publicly available. EDC’s knowledge solutions serve the needs of many companies, particularly small companies who are looking for early-stage exporting information to help them make more informed business decisions.

Financial customers served by geographic region*

*	The number of customers served by geographic region is not a unique customer count. A customer can be served, and therefore counted, in more than one region.

29,800

Demand for our financial and knowledge solutions during this challenging year resulted in 29,800 customers served, compared to 24,305 customers in 2020—an annual increase of 23%.

14,760+

customers purchased one of EDC’s financial products, which was an increase of 21% compared to 2020.

18,300+

Canadian companies consumed at least one of EDC’s knowledge products, which was up 22% compared to 2020.

▶	14	EDC 2021 Integrated Annual Report | Performance against objectives

Small and medium-sized customers— financial transactions

Small and medium-sized enterprises (SMEs) are key contributors to economic growth, innovation and new job creation. They are also a key feature of Canada’s trade landscape. Accordingly, EDC continues to place a strong emphasis on supporting SMEs with their trade activities in countries around the world. We accomplish this through our financing and insurance solutions, and by leveraging our relationships with foreign buyers to encourage the purchase of Canadian goods and services and to introduce SMEs into their supply chains.

To track our efforts, we look at the number of insurance and financing transactions that occur with our small (1 to 99 employees) and medium-sized (100 to 499 employees) customers in a calendar year.(1) This measure includes acquiring new customers, retaining existing customers and supporting our customers with multiple financial products.

In 2021, we facilitated 10,325 transactions, which included 4,060 transactions with micro customers; 4,780 transactions with small customers; and 1,485 transactions with medium-sized customers. This measure grew by 5% (9,849 transactions) compared to the previous year, reflecting the 2021 business environment and the continued need for our COVID-19 support programs. Consequently, we witnessed more demand for our loan guarantees, which enable banks to lend with greater confidence to businesses in need. This included EDC’s Business Credit Availability Program (BCAP) Guarantee, which was designed to increase access to credit for SMEs, as part of the Government of Canada’s COVID-19 economic response plan. The BCAP guarantees helped businesses improve their cash flow and manage day-to-day expenses like payroll, rent, buying inventory, paying their suppliers and other costs their businesses bore due to COVID-19.

(1) If the number of employees is unavailable, we revert to annual sales.

Financial transactions with micro/small/medium-sized customers by industry

Financial transactions with micro customers by industry

Financial transactions with small customers by industry

Financial transactions with medium-sized customers by industry

▶	15	EDC 2021 Integrated Annual Report | Performance against objectives

Net Promoter Score

The Net Promoter Score (NPS) is the measure against which EDC evaluates customer satisfaction and loyalty. It measures the likelihood that our customers would recommend EDC to business colleagues. It also provides insight on how we are meeting our customers’ needs and delivering on their expectations.

EDC’s score of 72.3 exceeded our planned objective of 63.0 to 71.0 and is similar to last year’s score of 72.5. This strong result places EDC in the top 15% of North American B2B companies. Our score reflects feedback from customers indicating that they could count on our support during the prolonged pandemic. As well, customers appreciated that we took the time to understand their business—contributing to their overall sense of feeling valued.

Productivity Ratio

The Productivity Ratio (PR), the ratio of administrative expenses to net revenue, captures how well we use our resources and ultimately how we manage our costs. In 2021, our PR was 31.4%, which overachieved against our target range of 41% to 45%. This means that 31.4 cents of every dollar we earned went toward our expenses, with the remaining

68.6 cents being available to grow our capital base and support our loan and insurance portfolios.

The PR in 2021 was more favourable than the 2020 PR of 33.6% as a result of an increase in realized gains due to strong performance in our investments portfolios, which was partially offset by increased administrative expenses. In 2021, we embarked on a strategic transformation that requires significant investment in a number of areas including the enhancement of our digital capabilities. Furthermore, additional resources were also required in order to support our programs in response to the COVID-19 pandemic.

2023 carbon intensity target

A key focus of our 2030 Strategy is to become a leader in defining responsible business conduct and demonstrating best-in-class ESG practices in the financial sector. Our carbon intensity target is an important element of that focus as well as our commitment to achieve net zero emissions across our operations and business lines by 2050.

In 2019, we set an initial target to reduce exposure to our six most carbon-intensive sectors by 15% below 2018 levels by 2023. This covers activities including loans, guarantees and commitments. In 2020, we surpassed that goal and strengthened it to target a reduction of 40% on the same timeline.

The updated target committed us to reduce our exposure to our six most carbon-intensive sectors from $22.4 billion to $13.5 billion. In 2021, through active portfolio management and clearly defined parameters guiding EDC’s business in these sectors, we achieved strong results, driving our exposure down to $13.6 billion, placing us within just $100 million of our 2023 target. As we’ve been exceeding our targets for the first two years, and to help keep up our momentum, in 2022 we plan to further strengthen our 2023 carbon intensity target to $12.2 billion and announce additional targets as part of our net zero commitment.

Progress toward achieving 2023 carbon intensity target

(restated to reflect foreign exchange rates(1))

(1)	EDC’s assets are primarily denominated in U.S. dollars; as such, exposure values presented have been restated to reflect the foreign exchange rates prevailing at the time the target was set.

16 EDC 2021 Integrated Annual Report Putting customers’ needs first 17 Tailoring our solutions 18 Building value through collaboration PUTTING CUSTOMERS’ While supporting companies affected by the pandemic, we’re also looking to the future and to helping them get back on track to achieving their growth objectives, meeting tomorrow’s needs and taking on the world.

▶	17	EDC 2021 Integrated Annual Report | Tailoring our solutions

Tailoring our solutions

Customers are at the heart of our 2030 Strategy, and meeting their needs is our top priority. Recognizing that micro and small, medium-sized and large companies have different needs, we tailor our offerings to align with each segment.

Micro and small businesses

($0 to $10M in annual revenue)

We aim to make it easier for micro and small companies to participate in trade. They’ve told us they want products and services that are easy to access, so we’re investing in digital solutions and leveraging our financial institution partnerships to meet their needs in a seamless manner.

For example, in 2021 we expanded payment capabilities to enable customers to settle their portfolio credit insurance premiums online. We also set up new confidential digital interfaces with our largest bank partner, which enable us to exchange data and core functionality easily and securely, thereby streamlining the customer experience.

Medium-sized businesses

($10M to $300M in annual revenue)

It’s with medium-sized companies that we see the greatest opportunity to catalyze Canada’s trade performance. These companies generally punch above their weight in terms of impact, representing only 7.8% of Canada’s exporting companies but generating more than 21% of export volume. While they’ve shown the ability to grow, our data indicates that they’re not growing fast enough compared to their global peers.

In 2021, we established a team dedicated to serving medium-sized companies with a purpose to actively engage with some of these companies and develop a comprehensive picture of their needs. We experimented with different integrated solutions that EDC could provide—drawing on our market intelligence, business advice, financial products and connections to international partners—to help these companies compete for and win business that wouldn’t have otherwise been possible.

The success of this high-touch, customized approach prompted us to make this initiative a permanent feature of how we’ll serve high-potential, medium-sized companies going forward. We also explored how to scale some of our solutions to reach even more companies on the cusp of growth.

Large businesses

($300M+ in annual revenue)

For large businesses, we continue to provide dedicated account management focused on our deep understanding of their strategy and needs. We deliver solutions to support their international growth and diversification into new markets.

We’re looking to leverage these companies as strategic partners, seeking out opportunities to support their customers and suppliers and develop purpose-specific solutions that differ from those offered by domestic banks. We’ll also help improve their ESG capabilities so they can benefit from more sustainable success over the long term.

▶	18	EDC 2021 Integrated Annual Report | Building value through collaboration

Building value through collaboration

We’re part of a much larger trade ecosystem that is dedicated to working together to help Canadian companies achieve their international business goals—sharing market intelligence, feedback and connections to boost companies’ competitiveness and advance Canadian trade.

Federal partners create a coordinated web of support to Canadian companies

As part of a Team Canada approach, we work closely with government departments, agencies and Crown corporations to guide Canadian companies as they grow and help them capitalize on the federal programs and assistance available to them. We collaborate on industry roadshows, roundtables and trade missions, and support one another’s initiatives.

Partners include those with services complementary to ours—such as Business Development Bank of Canada, Canadian Commercial Corporation, Invest in Canada and the Trade Commissioner Service—and those who focus on the same sectors of the future as us. The latter include Farm Credit Canada; Innovation, Science and Economic Development Canada; Natural Resources Canada; Environment and Climate Change Canada; and Agriculture and Agri-Food Canada.

EDC chairs the Business, Economic and Trade Recovery (BETR) Committee of the Minister of International Trade, Export Promotion, Small Business and Economic Development. The BETR is a diverse and cross-functional model of support for business created to foster greater collaboration and innovation within the minister’s portfolio, with a focus on achieving a robust economic recovery post-pandemic and longer-term inclusive growth.

In 2021, BETR gathered input from partners and companies through a variety of interviews and industry roundtables. It also advanced initiatives in three key sectors:

•  Health technologies—introducing Canadian companies to relevant partners and helping them overcome challenges related to product innovation, commercialization, access to capital and procurement

•  Agri-food and agriculture technologies—partnering with Protein Industries Canada, Farm Credit Canada and Agriculture and Agri-Food Canada to identify ways to leverage the strengths of this sector, and coordinating financial solutions, knowledge and connections

•  Asia infrastructure—developing initiatives to position Canadian firms providing infrastructure-related services for success in Southeast Asian markets

Supporting COVID-19 relief programs

With a mandate to support both exporting and non-exporting companies until the end of December 2021, EDC continued to be a key player in the Government of Canada’s efforts to help companies overcome ongoing financial, macro-economic and supply chain challenges as a result of the pandemic.

As extended by the Government of Canada, the Canada Emergency Business Account (CEBA) program accepted new loan applications until the end of June 2021. CEBA funds were delivered in collaboration with more than 230 Canadian financial institutions (FIs) who aligned and streamlined application criteria to help more Canadian companies. From April 2020 to December 2021, CEBA had distributed more than $49 billion in financial relief to over 898,000 businesses.

The Business Credit Availability Program (BCAP) Guarantee retired at the end of December 2021, having provided 2,038 guaranteed loans and unlocked access to $1.4 billion in credit from April 2020 to December 2021. The BCAP Guarantee helped businesses improve their cash flow and manage day-to-day expenses like payroll, rent, buying inventory, paying their suppliers and other costs their businesses bore due to COVID-19.

▶	19	EDC 2021 Integrated Annual Report | Building value through collaboration

Financial institutions broaden our reach

Our partnerships with Canadian financial institutions were critical for delivering much-needed COVID-19 programs to Canadian business in 2020 and 2021. What’s more, we added new partners and deepened relationships with existing FIs and credit unions, opening doors to new opportunities to collaborate and help more Canadian companies.

With many of the support programs expiring at the end of 2021, we launched the EDC Trade Recovery Guarantee—a temporary, flexible working capital solution guarantee—to meet the needs expressed by our FI partners and customers. The guarantee was put in place to ensure that support was provided to Canadian companies as they continue to build their resilience. Through this program, we provide guarantee support to FIs for new operating lines of credit or term loans, so they in turn can provide Canadian exporting businesses with additional financing to address ongoing economic challenges brought on by the pandemic.

We also started working with our FI partners on inclusive trade initiatives aimed at advancing the interests of groups that have traditionally faced barriers. This includes businesses led or owned by women, Indigenous exporters and Black exporters. Learn more about our inclusive trade program and partnerships on page 50.

Strategic alliances connect us to business communities

Through strategic alliances with organizations like MaRS Discovery District, StartUp Canada and others, we connect with innovators, entrepreneurs, partners and companies operating in EDC’s priority sectors and who have ambitions of taking on the world.

Continuing a partnership formed the year prior with the Fonds de solidarité FTQ (the Fonds), we announced in December 2021 that our two organizations would invest in Quebec-based aerospace company ABIPA International. Through our joint investment via the EDC Investment Matching Program, ABIPA received the capital it needed to enter into international markets and pursue its ambition of becoming a global leader in the aerospace industry. Referrals to EDC from the Fonds resulted in four direct investments in 2021.

The 2021 launch of our Global Corporate Partnership Program was a new way to deliver innovative economic and societal impact in Canada. Aligned with Canadian sectors of the future, the global corporate partners chosen for the program are leaders in innovation and inclusion, diversity and equity (ID&E), with significant Canadian footprints critical to our economy. The program is designed to drive win–win outcomes, including incremental investment in Canada as well as new supply chain opportunities for Canadian companies.

As part of this program, we established partnerships with Nokia, GE and Cisco. EDC provides financing and insurance solutions that enable new business with their strategic customers, which also supports positive societal impacts in Canada. The Nokia partnership, for example, includes a commitment to collaborate on various Canadian-based ID&E initiatives with EDC’s Inclusive Trade group.

▶	20	EDC 2021 Integrated Annual Report | Building value through collaboration

ESG partnerships are key to overcoming the most significant challenges of our time

EDC is committed to working with others to make tangible progress on global ESG issues that affect businesses, economies and society at large. Since the early days, we have actively engaged with OECD environmental and social practitioners and Equator Principles Association working groups to tackle issues such as climate change and human rights. It’s through strong partnerships with our federal counterparts, peer ECAs, financial institutions, industry groups and customers that we will help drive the transition to net zero going forward.

In 2021, we reaffirmed our support for the Ten Principles of the United Nations Global Compact in the areas of human rights, labour, environment and anti-corruption through a letter from our CEO, which together with our 2020 Integrated Annual Report served as our first Communication on Progress.

21 EDC 2021 Integrated Annual Report Focusing on sectors of the future 22 Sector and market priorities 24 Our key priorities FOCUSING ON SECTORS OF By prioritizing the sectors and markets that offer the best potential for long-term, sustainable growth, we help build a more resilient, sustainable and competitive Canadian economy.

▶	22	EDC 2021 Integrated Annual Report | Sector and market priorities

Sector and market priorities

For Canada to regain its standing in international trade, we need to both maintain our current trade performance and catalyze net new growth. And we must ensure that the growth is sustainable and contributes to long-term prosperity.

and gas companies). Our emphasis is on connecting medium-sized Canadian companies to our international relationships.

High-growth markets

High-growth markets include China, India and Southeast Asian countries, where a developing middle-class presents unprecedented opportunity for Canadian exporters. To promote these markets, our market and sector experts put more information than ever before into the hands of customers through webinars, Spotify podcasts and videos introducing the various markets. Posted on EDC’s website, and on our LinkedIn and Facebook pages, the videos were viewed more than 2 million times.

In developing EDC’s 2030 Strategy, we evaluated the emerging sectors and high-growth markets with the strongest economic potential for Canadian businesses—looking for what we could do to help reinforce and accelerate Canada’s future trade competitiveness. In 2022, we will build on our plans for each of the identified sectors and markets.

Emerging sectors

The priority sectors identified, based on Government of Canada priorities and our own sector and economic expertise, are:

•  Resource-based industries—involves supporting natural resource industries such as mining and forestry to develop innovative solutions that are highly sought after by global resource companies, including for example cleantech and advanced technology solutions

In 2021, we reoriented our trade connections and related programs to provide extra support to companies operating in these priority sectors, and exited some of our relationships in others (for example, with foreign oil

•  Agri-food—defines a wide range of industries that include everything from primary agriculture and aquaculture, to food and beverage processing

•  Clean technologies (cleantech)— focuses on processes, products or services that reduce negative environmental impacts through renewable energy use, energy efficiency, sustainable use of resources and environmental protection activities

•  Advanced manufacturing—focuses on the use of innovative technology to improve products and processes. Technologies include automation, robotics, artificial intelligence/machine learning and the Internet of Things (IoT)

•  Digital industries—comprises companies that are at the cutting-edge of technological innovation and industrial automation, breaking new ground in areas such as artificial intelligence, the Internet of Things and digital transformation

23 EDC 2021 Integrated Annual Report Case study – Cleantech strategy CASE STUDY CLEANTECH STRATEGY In 2012, EDC identified the cleantech sector as a significant climate-related opportunity in the medium and long term. Since then, we have continued to increase our support to Canada’s growing cleantech sector. We define cleantech as any process, product or service that reduces environmental impacts through: Environmental protection activities that prevent, reduce or eliminate pollution or any other degradation of the environment Resource management activities that result in the more efficient use of natural resources, thus safeguarding against their depletion The use of goods that have been adapted to be significantly less energy or resource intensive than the industry standard Our cleantech strategy requires that we execute an “all of EDC approach,” as it is not focused on a single sector and impacts all of our business lines. To maintain our position as a leader in providing cleantech companies with financial solutions in Canada, we focus on the following areas: Scaling emerging cleantech companies Growing our renewables portfolio Providing financing to support our customers in their transition to net zero Working with our partners across federal organizations to accelerate growth Developing sector-specific knowledge and strategies in emerging areas, such as hydrogen and carbon capture To continue growing our strategic support for cleantech, we commit to increasing our knowledge of the sector and our collaboration with other government partners and industry. We also invest in knowledge building for staff who manage cleantech accounts and transactions. We measure the success of our cleantech strategy through quantitative performance indicators, including the dollar amount of business facilitated, the number of customers served, cleantech as a percentage of our overall portfolio, and our Net Promoter Score (NPS). In 2021, we achieved a 100% NPS rating, exceeding our target by approximately 30%. In 2022, we will include the number of cleantech customers served and the amount of cleantech business facilitated in our short-term incentive compensation plan applicable for all employees. During the year, we also updated our cleantech definition to remain aligned with the federal cleantech ecosystem definitions and with developing industry thinking and expectations. Our new definition includes identifying transaction-level cleantech opportunities where non-cleantech companies can access financial solutions for their cleantech projects. Please refer to the Metrics and Targets section on page 42 for details on our cleantech metrics and performance. 23 EDC 2021 Integrated Annual Report Case study – Cleantech strategy

▶	24	EDC 2021 Integrated Annual Report | Our key priorities

Our key priorities

Under our 2030 Strategy, EDC will continue to serve all customer segments to sustain Canada’s current trade performance; however, we need to employ new tactics if we are to increase exports by 60% by 2030.

In 2021, we started thinking about where we could catalyze net new growth that goes above and beyond Canada’s current trade performance. We made the decision to invest heavily in the high-growth potential subset of medium-sized companies, those that are proactively seeking international opportunities as part of their growth agenda. These companies are in emerging high-demand sectors that can be matched with high-growth markets. We believe this is where net new growth for Canada will come from, and these companies will ultimately become Canada’s next generation of global champions.

To catalyze their growth, we’ll need to offer market intelligence, business advice, connections to potential international partners and financial products, which EDC will deliver through a high-touch model. Our objective is to get more of these companies into more markets and set them up for long-term success.

We’ve established short-, medium- and long-term strategies for these companies. Capitalizing on these big bet opportunities will be central to achieving the kind of impact we envision over the course of the strategy.

25 EDC 2021 Integrated Annual Report Our key priorities SHORT-, MEDIUM- AND LONG-TERM We’ve established targeted strategies for a high-growth potential subset of medium-sized Canadian companies. SHORT TERM Make the most of opportunities in the U.S., particularly in cleantech, infrastructure and agri-food MEDIUM TERM Take advantage of free trade agreements in Europe to capture agri-food market share and embed Canadian cleantech companies into supply chains as Europe leads the way globally in transitioning to more resilient, decarbonized infrastructure LONG TERM Ensure Canadian companies are at the table as a developing Asian middle class drives unprecedented opportunities, with a focus on agri-food and infrastructure

26 EDC 2021 Integrated Annual Report Leading with our values 27 Approach to ESG 29 Stakeholder engagement 31 Materiality 31 Transparency and disclosure 34 Committed to climate action 35 2021 highlights 36 Strategy 37 Net zero by 2050 40 Risk and opportunity management 42 Metrics and targets 47 Building a more equitable world 50 Inclusive trade 57 Elevating human rights 61 Management of human rights issues 68 Responsible business 70 Corporate governance 75 Board of Directors 75 Executive Management team LEADING WITH Doing what’s right, and taking action to empower people and protect the planet, is at the heart of our business approach. We also believe this is key to the long-term growth and success of our customers and to Canada’s prosperity. People are what make it possible. We draw strength and motivation from the diverse cultures, backgrounds, talents and perspectives of our people, communities, customers and partners. By focusing on our people and putting sound ESG principles at the core of everything we do, we know we can make an impact that matters.

▶	27	EDC 2021 Integrated Annual Report | Approach to ESG

Approach to ESG

At EDC, we share a fundamental belief that good environmental, social and governance (ESG) practices are key to our organization’s sustainability, to the long-term success of Canadian companies and to Canada’s international competitiveness and continued prosperity. Strong ESG practices mitigate risks, open doors to new opportunities, drive innovation, attract top talent and strengthen the social and economic fabric of our communities.

ESG is at the centre of everything we do and is integral to our customer value proposition. Four objectives underpin our approach:

•	Make ESG a prominent and standard feature across the organization, embedded in our culture, communications and reporting

•	Support customers in considering ESG in the evolution and competitiveness of their business

•	Demonstrate leadership among export credit agencies and influence among financial institutions

•	Provide additional support for growing and emerging sectors of the Canadian economy in alignment with strong ESG principles and practices

While continuing to refine our ESG Strategy in 2021, we made significant progress on a robust agenda to strengthen our practices and invest in capabilities to help Canadian companies do the same.

Our ESG framework

▶	28	EDC 2021 Integrated Annual Report | Approach to ESG

ESG governance

To ensure that ESG remains at the centre of our operations and culture, we strengthened our governance in several ways in 2021:

•	Created the Chief Corporate Sustainability Officer (CCSO) role

•	Restructured our Corporate Sustainability Group to align with EDC’s 2030 Strategy, creating three teams—ESG Customer Success, ESG Policy, and ESG Strategy, Outreach and Reporting

•	Increased our ESG capacity by creating two new vice-president positions that correspond to the new structure and adding further supporting staff, who will continue to be hired through 2022

•	Updated the terms of reference of all board committees to include ESG accountabilities

•	Set aside dedicated time at each board meeting to discuss topics such as EDC’s net zero commitment, ESG materiality, and progress on implementation of our Human Rights Policy

•	Enhanced our quarterly update reports to the board and started developing a new ESG dashboard to assist the board in tracking key performance indicators

•	Conducted a review of our ESG Advisory Council to confirm its mandate and further leverage the expertise of its members and their ability to provide expert guidance on ESG-related issues material to EDC

See Corporate Governance (page 70) for more information on board engagement on ESG topics in 2021.

ESG governance structure

▶	29	EDC 2021 Integrated Annual Report | Stakeholder engagement

Stakeholder engagement

As a bridge between the public and private sectors, EDC plays an important role in convening diverse groups to solve the big problems faced by Canadian businesses and society at large.

While most of our engagement is done through formally organized consultations or surveys, we also receive informal and unsolicited feedback through social media, phone calls to account managers and more. Formal enquiries to our Chair and

CEO are posted on our website, along with our responses.

Stakeholders	They expect us to:	Select 2021 initiatives

Customers and industry Includes customers and industry associations.	• Consider and prioritize the international competitiveness of Canadian companies.

• Participated in and facilitated five roundtables with industry associations and chambers of commerce to learn about their members’ challenges and how we could support them in trade. This included four EDC-led roundtables with the Atlantic Canada seafood sector, the Canadian Construction Association, the Mining Association of Canada, Indigenous businesses and other equity-seeking groups.

• EDC’s CEO delivered keynote addresses highlighting the need for climate action at the Canadian Club of Toronto and the Conseil des relations internationales de Montréal (CORIM).

• Hosted our fifth Cleantech Export Week, which brings together clean technology experts, companies and partners from across Canada to share insights and discuss opportunities.

• Engaged with other financial institutions, sharing our experiences and lessons learned, as part of Shift’s FI Practitioners Circle.

Government of Canada EDC reports to the Minister of International Trade, Export Promotion, Small Business and Economic Development.

• Support the Government’s policy priorities by focusing on the expectations outlined in its annual Statement of Priorities and Accountabilities for EDC.

• Align with best practices relating to ESG, including the International Finance Corporation’s Performance Standards, the United Nations Guiding Principles on Business and Human Rights, the OECD Guidelines for Multinational Enterprises, and the Trade Commissioner Service’s Integrity Declaration.

• Chaired the Minister’s Business, Economic and Trade Recovery Committee (see page 18).

• Worked closely with Global Affairs Canada, Finance Canada, Natural Resources Canada, and Environment and Climate Change Canada to support Canada’s transition to a low-carbon economy.

Civil society Civil society organizations (CSOs) provide important perspectives on our operations and how they affect human rights, climate change and business integrity.

• Demonstrate a clear commitment to sustainable and responsible business.

• Align with the Government of Canada’s commitments to mitigate climate change and respect human rights.

• Place restrictions on the level of risk accepted in transactions.

• Play an influential role with peers in the financial sector.

• Increase our transparency and disclosure practices.

• Met with CSOs prior to making our net zero commitment to understand their expectations and what would be viewed as progress.

• Solicited feedback from CSOs prior to publishing our Principles on Leverage and Remedy.

• CEO published an in-depth response to a civil society query about how EDC is addressing potential human rights implications related to our support for fossil fuel companies.

▶	30	EDC 2021 Integrated Annual Report | Stakeholder engagement

Stakeholders	They expect us to:	Select 2021 initiatives

International organizations

By participating in prominent international organizations, we help tackle global issues and shape standards in the areas of climate, biodiversity, human rights and social risks.

• Share experiences and help advance best practices with other financial institutions and export credit agencies (ECAs).

• Help advance international rules and level the playing field with respect to the global use of export credits.

• EDC executives, including our CEO, attended COP26, participating in bilateral meetings with other ECAs, customers, government and business representatives, and in events such as a roundtable with His Royal Highness Prince Charles, a Powering Past Coal Alliance showcase, and various panels hosted by UK Export Finance and Korea EXIM.

• Participated in committees and working groups of the OECD, Equator Principles Association and International Union of Credit and Investment Insurers (Berne Union) on modernizing trade rules and best practices for ECAs.

• EDC’s CEO engaged in G7 and G12 forums for the heads of ECAs on topics such as international trade competitiveness, climate finance, ESG, digitalization and global trade strategy.

• Actively participated in and leveraged CEO outreach across ECA peers to establish new OECD rules that restrict export credit support to coalfired thermal power.

• Played a founding role in establishing a statement of intent to create an ECA workstream under the Glasgow Financial Alliance for Net Zero.

Employees EDC has more than 1,900 active employees (excluding those on leave) based in 19 offices across Canada and 21 international representations.

• Provide opportunities to make a meaningful difference for Canada and Canadians.

• Maintain high standards of ethics, integrity and responsible business.

• Foster an inclusive, diverse and equitable workplace.

• Offer learning and development opportunities.

• Conducted 17 one-on-one pulse checks to assess the organization’s ESG knowledge and capacity to change as we embed ESG into our culture and operations.

• Conducted a culture assessment survey to inform our Future of Work direction (see page 47).

• Held inclusion, diversity and equity listening sessions following our annual engagement survey to understand what was driving results among certain employee groups (see page 47).

▶	31	EDC 2021 Integrated Annual Report | Materiality

Materiality

We last undertook an ESG materiality assessment in 2017 and have continued to use the results of that exercise to inform our ESG Strategy and reporting. However, the world has changed since then, and so has EDC’s corporate strategy.

In 2021, we initiated an update of our assessment to better understand stakeholder expectations, build an internal consensus on key ESG topics, focus our ESG Strategy and improve disclosure on the topics most material to EDC.

With the support of an independent third party, the process included a current state assessment, peer benchmarking of ECAs and financial institutions, desktop research on sustainability megatrends, and interviews with more than 30 internal and external stakeholders. We also sought counsel and dialogue through a workshop with our ESG Advisory Council, Chief Corporate Sustainability Officer, Board Chair and CEO.

We plan to complete this work in 2022 and publish a detailed report on our approach, findings and next steps.

Transparency and disclosure

As a Crown corporation, EDC’s business is in the public interest. Canadians hold us to a high bar when it comes to demonstrating accountability and being transparent about the transactions we support. We understand this, and want to be seen as a leader in this regard. Our actions can build trust and provide opportunities for stakeholders to comment on our work and help us improve. They also set an example for others to follow.

2021 was the second year of implementing our renamed and updated Transparency and Disclosure Policy, which sets out a framework for disclosing information about our business in a way that balances the confidentiality required by our customers with the details sought by interested Canadians. Our goal with the updated policy was to align with the times and with Canadian values, helping us evolve into a more open organization. By clearly defining our transparency and disclosure principles, procedures and practices, we can effectively uphold our commitments and explain our standards to our customers and stakeholders.

We continued to refine our approach in 2021, fine-tuning our customer relationship management system so that when a transaction is declined during an early-stage review, the ESG risks are identified and recorded. As a result of this change, we’re now able to report on the approximate number of prospects turned down for ESG-related risks at the product or account-team level. See 2021 process and results diagram on page 32 – Phase I: Early-stage review.

In June 2021, the Government of Canada committed in a G7 Finance Ministers & Central Bank Governors Communiqué to publicly disclose all sovereign loans provided by Canada, including those provided by EDC, to increase sovereign debt transparency. With this change, our direct lending transactions to sovereign borrowers signed after January 2021 will be disclosed on the Government of Canada’s website on a quarterly basis, in addition to EDC’s own disclosure.

This past year, we also initiated our next Environmental and Social Risk Management (ESRM) Policy Framework review (see page 69) by benchmarking EDC’s transparency and disclosure practices against those of other export credit agencies and financial institutions. The benchmarking exercise laid the groundwork for stakeholder consultation that will take place in 2022 and will inform policy updates to ensure we’re following best practices.

Transactions and prospective customers turned down due to ESG risks in 2021

This is the second year EDC has reported on transaction turndowns due in whole or in part to ESG risks. Since last year, we have evolved our data collection and tracking process to be able to capture ESG-related turndowns not only at the formal decision-making committee level, but also at earlier stages of review.

The policy commitment to also capture ESG-related turndowns at the customer onboarding phase coincided with the introduction of the onboarding process itself. The goal of this process is to take the time to get to know a company and assess risks without the constraints of a transaction timeline. It’s important to note that all transactions involving an onboarded company still undergo EDC’s due diligence and approval processes. While turndowns due to ESG-related risks can occur during the onboarding process, the scope and purpose of the exercise make turndowns less likely than at the transaction stage. As part of the upcoming Transparency and Disclosure Policy review, we will examine the merit of capturing ESG-related turndowns in the onboarding process and will adjust accordingly for future reporting.

▶	32	EDC 2021 Integrated Annual Report | Transparency and disclosure

2021 process and results

32 EDC 2021 Integrated Annual Report Transparency and disclosure 2021 process and results Transactions Onboarding Prospective transactions are assessed through EDC’s due At the outset of our engagement with prospective diligence process, which considers both credit (i.e., customers that are large-scale Canadian exporters and financial) and non-credit risks (i.e., relevance to EDC’s international companies involved in trade creation activities mandate and ESG risks). with EDC, we review these companies at the relationship level, considering both credit and non-credit risks. If a company is onboarded, EDC performs additional transactional due diligence as per our standard process. PHASE I: Early-stage review A prospective transaction or customer is first reviewed at the product-team level to assess whether it aligns with EDC’s mandate and risk appetite.(1) If it is clear at this early stage that the transaction or company does not meet our requirements, it is turned down and is not advanced for committee review and formal record-keeping. This process is designed to avoid wasting time and resources for both EDC and the company seeking our support. If we believe it could meet our expectations, the transaction or onboarding prospect advances to the formal decision-making committee stage. We have updated our systems to capture ESG-related turndowns in earlier stages of review. In 2021, 55 turndowns were captured due to ESG-related risks at this earlier stage. PHASE II: EDC formal decision-making committee stage Senior-level representatives approve or turn down transactions or customers based on the findings of EDC’s due diligence processes. In 2021: 22 prospective financing All 43 companies that underwent EDC’s transactions out of the onboarding process were onboarded in 2021. 385 reviewed by EDC’s Prospective transactions involving these decision-making companies are subject to EDC’s standard committees were turned due diligence process. down due to ESG risks. (1) Reasons why EDC may not support a transaction or onboard a company include, but are not limited to, the following: (1) EDC may assess the credit or non-credit risks as too high; (2) a company may not provide the required information in the course of due diligence; (3) the transaction does not fit with EDC’s mandate or business strategy. We remain open to reassessing transactions and prospective customers pending new information or changes that meet our expectations or requirements. In some cases, EDC may work alongside, and continue some forms of support to, a company that is in the process of implementing improvements.

ENVIRONMENT METRICS

2023 carbon intensity target[1]

$13.5B

target to be reached by 2023

Clean technology business facilitated

$6.3B

in clean technology business was facilitated in 2021

324

Number of clean technology financial customers

2018: 210 2019: 227 2020: 288

266

Number of transactions that underwent human rights risk screenings

2018: 207 2019: 226 2020: 386

$84.9M

Climate finance in developing countries[2]

2018: $0.23B 2019: $0.10B 2020: $0.14B

33 EDC 2021 Integrated Annual Report Committed to climate action METRICS Ways we support the transition to a low-carbon economy 2023 carbon intensity target(1) 2018 $22.4B 2019 $19.9B 2020 $19.0B $13.5B target to be reached 2021 $13.6B by 2023 Clean technology business facilitated 2018 $2.1B 2019 $2.5B 2020 $4.5B $6.3B in clean technology business 2021 $6.3B was facilitated in 2021 324 266 $84.9M Number of clean Number of transactions Climate finance technology financial that underwent human in developing countries(2) customers rights risk screenings 2018: $0.23B 2019: $0.10B 2020: $0.14B 2018: 210 2019: 227 2020: 288 2018: 207 2019: 226 2020: 386 (1) EDC’s assets are primarily denominated in U.S. dollars; as such, exposure values presented have been restated to reflect the foreign exchange rates prevailing at the time the target was set. (2) Financial support for climate-related transactions in developing countries.

▶	34	EDC 2021 Integrated Annual Report | Committed to climate action

Committed to climate action

Climate change is the most pressing and complex issue of our time, presenting risks to our business, our customers, the environment and society. Its impact is widespread, measurable and accelerating. At the same time, there is also the possibility—even the responsibility—to collaborate and innovate to enable a sustainable future and discover new opportunities that the future will bring. The nexus of the challenge and opportunity of climate change is what drives our strategic focus.

As an export credit agency, we have a responsibility to measure, manage and report on climate-related risks and opportunities within our value chain, in terms of the customers we finance and accompanying impacts, in addition to our own operational impact. To guide this work, we follow the recommendations set out by the Task Force on Climate-related Financial Disclosures (TCFD), a leading global framework.

Climate Change Policy

Our Climate Change Policy provides the strategic foundation of our commitments to address climate-related risks and opportunities, through measurement, engagement, green financing, risk management systems and reporting. Our Due Diligence Framework: Climate Change, reviewed annually, details the operationalization of the policy for review of transactions.

2021 HIGHLIGHTS

GOVERNANCE

- Linked performance on the 2023 carbon intensity target to executive compensation
- Established new sustainability roles/reorganization with climate-related responsibilities
- New Enterprise Strategy Committee and ESG Executive Committee
- Enhanced board ESG reviews and frequency

RISK MANAGEMENT

- Undertook a pilot to embed climate into credit risk
- Implemented mandatory organization-wide ESG 101 training

STRATEGY

- Committed to net zero by 2050
- Conducted a climate disclosure gap and opportunity assessment
- Undertook our second climate-related scenario analysis
- Joined the Powering Past Coal Alliance and the Partnership for Carbon Accounting Financials
- Created a Sustainable Finance Framework to guide the development of future ESG-centred financial products

METRICS AND TARGETS

- Surpassed and strengthened the 2023 carbon intensity target
- Committed to net zero operational GHG emissions by 2030 and updated GHG accounting methodology
- Piloted GHG emissions calculations associated with our financing portfolio

35 EDC 2021 Integrated Annual Report Committed to climate action 2021 GOVERNANCE RISK MANAGEMENT Linked performance on the 2023 carbon intensity target to executive compensation Undertook a pilot to Established new sustainability embed climate into roles/reorganization with credit risk climate-related responsibilities New Enterprise Strategy Committee and ESG Executive Committee Implemented mandatory Enhanced board ESG reviews organization-wide and frequency ESG 101 training STRATEGY Joined the Powering Past Coal Alliance and the Partnership for Carbon Accounting Financials Committed to net zero by 2050 Created a Sustainable Finance Conducted a climate Framework to guide the disclosure gap and development of future ESG-opportunity assessment centred financial products Undertook our second climate-related scenario analysis METRICS AND TARGETS Surpassed and Committed to net Piloted GHG strengthened the zero operational emissions calculations 2023 carbon GHG emissions by associated with our intensity target 2030 and updated financing portfolio GHG accounting methodology

▶	36	EDC 2021 Integrated Annual Report | Committed to climate action

Strategy

More than two decades ago, we began our journey to make responsible and sustainable business practices a priority, both for our business and for that of our customers. Today, our approach to climate is centred around a commitment to achieve net zero emissions across our operations and business lines by 2050—a goal aligned with the Government of Canada and the Paris Agreement. In July 2021, we were the first export credit agency to make a net zero commitment, and we are dedicated to working collaboratively to achieve the transition to a net zero future together.

Achieving net zero emissions by 2050 is not an easy task, and it requires a strategy that considers all our product types and customer segments. Our roadmap includes:

•  Financed emissions: calculating our portfolio financed emissions in alignment with PCAF guidance

•  2023 carbon intensity target: reducing financing exposure to our six most carbon-intensive sectors by 40% below 2018 levels

•  2030 carbon intensity targets: these will be sectoral science-based targets that align with meeting 1.5°C warming prior to industrial levels, as the Paris Agreement suggests

•  Operational emissions: reduce Scope 1, 2 and 3 operational emissions to nearly zero, purchasing offsets for any remaining emissions

•  Sustainable finance: developing and expanding the solutions our customers need to help reduce their emissions through clean technology, sustainability-linked loans and other sustainable finance tools

•  Increasing exposure to low and negative emitters through enhanced customer due diligence

•  Working collaboratively with customers to understand their net zero transition plans and the support they need to bring them to fruition

NET ZERO BY 2050

	BUILDING CAPACITY	MAXIMIZING IMPACT	FULFILLING OUR COMMITMENT
REALLOCATE	Sustainable finance solutions: set targets and implement	Invest in low-carbon and ESG-focused solutions to support innovation, development and scaling	Continue to develop innovative tools and services to support our customers in reaching their climate goals and enabling transition to a net zero future
REDUCE	Operational emissions: develop and implement 2030 net zero strategy 2023 carbon intensity target: achieve (2023) 2030 carbon intensity targets: set and implement	Work collaboratively with customers to understand their net zero transition plans and climate-related opportunities, and achieve our carbon intensity targets	Operational emissions: sustain net zero emissions Enable progress toward net zero by 2050 through continued alignment of business strategy with science-based targets and other ESG initiatives
MEASURE	Calculate our financed emissions in alignment with PCAF (2024) Operational emissions: achieve full coverage of GHG emissions calculations		

BY 2050, WE WILL REACH

NET ZERO

EMISSIONS ACROSS OUR ENTIRE VALUE CHAIN

2021 | 2025 | 2030 | 2050

37 EDC 2021 Integrated Annual Report Committed to climate action NET ZERO BUILDING CAPACITY MAXIMIZING IMPACT FULFILLING OUR COMMITMENT Sustainable finance solutions: Invest in low-carbon and Continue to develop innovative set targets and implement ESG-focused solutions to tools and services to support support innovation, our customers in reaching their development and scaling climate goals and enabling REALLOCATE transition to a net zero future Operational emissions: Operational emissions: sustain develop and implement net zero emissions 2030 net zero strategy 2023 carbon intensity target: achieve 2023 2030 carbon intensity targets: Enable progress toward net REDUCE set and implement zero by 2050 through continued alignment of business strategy with science-based targets and other ESG initiatives Work collaboratively with customers to understand their net zero transition plans and climate-related opportunities, and achieve our carbon intensity targets Calculate our financed emissions in alignment 2024 MEASURE with PCAF Operational emissions: achieve full coverage of GHG emissions calculations BY 2050, WE WILL REACH NET ZERO EMISSIONS ACROSS OUR ENTIRE VALUE CHAIN • Establish and maintain effective governance and accountability • Engage with our financial sector peers to spur collaboration and tangible progress • Maintain transparent disclosures on plans and progress 2021 2025 2030 2050

▶	38	EDC 2021 Integrated Annual Report | Committed to climate action

Scenario analysis

In 2020, we assessed the impact on EDC from a “disorderly transition” to a carbon neutral economy, in which governments would take rapid and disruptive policy action to reduce carbon emissions, leveraging the 2019 Bank of England climate change scenarios prescribed for insurers. The outcomes of the analysis included a commitment to incorporate lessons learned and best practice to evolve our analysis every year, thereby allowing us to better manage climate-related risks and opportunities in our financing and underwriting activities.

This past year, we conducted an in-depth climate-related scenario analysis exercise at a more granular level than the prior year’s inaugural version and focused on an orderly transition to a carbon neutral economy over a five-year time horizon to 2026.

Under this scenario, we assumed governments would take gradual policy action to reduce carbon emissions,

resulting in gradual economic readjustments, asset revaluations, increases in energy prices and decreases in the creditworthiness of impacted companies. The orderly transition scenario is consistent with our existing and future carbon intensity targets while complementing our 2020 analysis.

Our 2021 climate change scenario analysis was enhanced by:

•	Leveraging exposure identification and impact assessment approaches and tools developed by the United Nations Environment Programme Finance Initiative (UNEP FI) in collaboration with Oliver Wyman. With exposure identification now more granular, there is more detailed risk differentiation and impact assessment through the use of the North American Industry Classification System (NAICS) industry codes over higher-level sectors

•	Determining the impact on the credit quality of current obligors at a future date

▶	39	EDC 2021 Integrated Annual Report | Committed to climate action

Findings

Under the orderly transition scenario, our capitalization level would be able to sustain the estimated financial impact and allow us to remain above our target solvency level and deliver on our mandate. The low materiality of the estimated financial impacts as of 2026 indicates that we would have a window of opportunity to continue to increase the resilience of our exposure to climate risk before significant impacts from transition risk materialize. It also reflects our ongoing efforts to reduce exposure to sectors highly exposed to climate risk. The results of our climate-related scenario analysis serve as a key input into our climate strategy and associated carbon intensity reduction targets.

The following heatmaps provide a visual representation of our exposure to transition and physical risk as of December 2021. These heatmaps allow us to identify climate-related risks and opportunities across our financing and insurance portfolios to subsequently develop approaches to manage or mitigate those risks. The exposure assessment underlying the heatmaps was developed based on UNEP FI approaches and tools.

Heatmaps of EDC’s transition risk exposure as of December 31, 2021 Heatmaps of EDC’s physical risk exposure as of December 31, 2021

KEY FUTURE PRIORITIES

In 2022 to 2024, we plan to:

•	Continue increasing our financial support for cleantech by setting aggressive targets and further enhancing our industry knowledge and collaboration across the ecosystem

•	Publish a new Sustainable Bond Framework that will detail eligibility requirements for green, social and transition bonds and issue bonds in alignment with the framework

•	Evolve our portfolio climate-related scenario analysis to consider longer time horizons, the impact of amortization, regulatory requirements and bottom-up obligor-level analysis
•	Incorporate the results of our climate-related scenario analysis into the climate and corporate strategies and associated decision-making

•	Consider climate risk in our probability of default and loss given default models over time

•	Continue to pursue the launching of new ESG-focused products

▶	40	EDC 2021 Integrated Annual Report | Committed to climate action

Risk and opportunity management

We recognize both our obligation and our opportunity to demonstrate to our stakeholders how climate-related risks and opportunities are identified, assessed and managed at EDC. By integrating climate risk into our credit assessments and overall risk management program, we can proactively adapt our business and support our customers in the transition to a net zero economy.

could expose themselves, and EDC, to legal, regulatory, market, technology and reputational risks.

Our assessment of a counterparty’s climate-related credit risk is influenced by actions it has taken or intends to take to minimize its contribution to climate change, as well as its industry sector, geography and vulnerability to transition risks for non-projects and transition and physical risks for projects.

Pilot approach for corporate lending

We recognize the need for a permanent shift in how we incorporate climate risk into our credit decisions. In 2021, we launched a pilot program with select teams within Corporate Lending to explore how to evolve our process to best incorporate climate risk into our decisions. The purpose of this early-stage initiative was to:

•  Elevate the importance of climate-related risks during the due diligence process

•  Prompt financial analysts to incorporate climate-related risks into credit assessments for those sectors identified by EDC as being carbon intensive

While there is still much work to be done, the pilot program has helped strengthen our existing environmental and social risk management (ESRM) credit assessment questionnaire, adding new climate-related considerations for the financial analysts to assess when underwriting a transaction in one of the six carbon-intensive sectors. These questions include whether the counterparty has considered the anticipated financial impacts associated with transitioning to a net zero economy and the steps taken to capture low-carbon transition opportunities.

Identifying and assessing climate-related risks

Identification and assessment of climate-related risks form part of EDC’s Enterprise Risk Management Framework, and are subject to our non-credit risk assessment processes. They are also integrated into our environmental and social risk management review process. Details are provided in our Due Diligence Framework: Climate Change, which supports our Climate Change Policy and thermal coal position in Appendix A of the policy.

Within the Due Diligence Framework, we have established clear parameters for transactions involving thermal coal power, mining or dedicated thermal coal-related infrastructure, as well as approaches for identifying climate-related risks in both project and non-project transactions.

We continue to enhance data tracking for transaction due diligence and pilot the collection of various climate-related risk metrics in our transaction assessments.

Incorporating climate risks into credit assessments

For EDC, climate-related credit risks can materialize through climate change impacts on the wider economy or through exposure to clients with business models that are not aligned with the low-carbon future. Potential counterparties with greater climate-related credit risk that do not have corresponding climate change plans, strategies and targets

(1)

EDC has identified sectors as carbon intensive based on whether industrial facilities in the sector emit more than an average of 500 kilotonnes (kt) of carbon dioxide equivalent (CO2e) per year in Canada, based on Scope 1 GHG emissions data reported to Environment and Climate Change Canada’s Greenhouse Gas Reporting Program, as well as annual reporting from major Canadian airlines. The 500 kt CO2e/year quantum served as a sectoral screening threshold to identify the primary sectors of focus from a carbon intensity perspective and will not be used on an individual transaction-by-transaction basis to determine whether a transaction is in/out of scope for the target. Whether a transaction is in/out of scope of the target is, at this time, based on the sector having been identified by the upfront screening described above. Transaction-level due diligence related to climate change is undertaken as outlined in EDC’s Due Diligence Framework: Climate Change.

▶	41	EDC 2021 Integrated Annual Report | Committed to climate action

The pilot will continue to run until June of 2022, when it will be reviewed and assessed. It was designed in a manner that allows us to continue improving our approach as our experience expands and market standards evolve. We plan to continue the work needed to evolve and progress our processes, with a particular focus on:

•	Assessing the potential size and scope of the climate-related risks identified

•	Updating our risk terminology and risk classifications to include climate risk

•	Refining our approach to transition risk and physical risk, in both credit and non-credit risk contexts

Managing climate-related risks

Within the pilot program, as climate-related risks are identified through our due diligence, we decide how to manage those risks—whether it be by mitigating, transferring, accepting or controlling them—and prioritize the risks based on material impact. As part of our training for financial analysts, we include examples of how they can capture climate risk in credit papers and how climate risk may influence their underwriting decisions. Depending on the nature of the climate risk, financial analysts may, for example, decide to:

•	Recognize the increased refinancing risk that exists and incorporate increased cost of funds

•	Incorporate anticipated capital and/or operating expenditures into the financial models

•	Assess the impact on profitability and the potential fines and penalties

•	Assess the impact of the associated reputational risks

Our Navigating Climate-Related Requirements tool helps account owners identify which clients and/or transactions are considered carbon intensive and how they may navigate EDC’s climate commitments, including roles and responsibilities. Those transactions or customers identified for non-credit climate-related risks through our environmental and social risk management review undergo a climate performance assessment. Our environmental and social advisors assess the customer’s level of risk and willingness to work with EDC toward achieving stronger climate performance. Depending on the results, advisors may recommend the company make commitments to improve their climate performance and disclosure.

With an ever-changing landscape, we hold quarterly climate awareness sessions with the impacted business lines to ensure that our first line of defence remains aware of the latest climate-related risk management developments. These sessions promote awareness of EDC’s climate initiatives and operations, and how they may impact the management of climate-related risk.

KEY FUTURE PRIORITIES

In 2022 to 2024, we plan to:

•	Refine our approach to transition risk and physical risk, in both credit and non-credit risk contexts

•	Introduce an ESG Advisory Services pilot to support EDC customers

•	Perform a climate risk prioritization exercise

•	Categorize our climate-related risk and opportunity focus areas with related targets and metrics, and expand the list of focus areas with related targets and metrics

•	Continue to train and educate EDC staff on the identification and management of climate-related risk in both credit and non-credit risk contexts

▶	42	EDC 2021 Integrated Annual Report | Committed to climate action

Metrics and targets

Our dual role as a financial institution and as a Canadian Crown corporation has meant that we must not only establish our own targets, but also engage with our customers and partners to ensure that all parties in the value chain transition to a net zero society.

In doing so, we are committed to improving transparency in disclosing climate-related information of our portfolio and encouraging our customers to do the same. In 2021, we passed a significant milestone, framing our climate program and its associated metrics and targets as part of a drive to net zero emissions by 2050.

Metrics and science-based targets to achieve net zero by 2050

The announcement of our net zero by 2050 commitment in July 2021 was a clear signal to our stakeholders, customers and peers that we aspire to take a lead role in enabling the transition to a net zero economy. In that announcement, we committed to continue improving the transparency of our disclosure by joining the Partnership for Carbon Accounting Financials (PCAF). As a member, we will disclose associated greenhouse gas emissions from our financing portfolio, using the available PCAF methodology, within the next three years.

We also committed to setting science-based targets, the first of which will be announced by July 1, 2022. In 2021, EDC made significant progress toward this commitment, procuring climate-related data and piloting the Paris Agreement Capital Transition Assessment methodology for each of the carbon-intensive sectors currently subject to our 2023 carbon intensity target. In addition, we participated in a number of forums, including at the United Nations Climate Change Conference (COP26) to share our experience and contribute to the development and adoption of best practices in target setting for the financial sector. We look forward to continuing these conversations as the world builds toward net zero emissions by 2050.

Metrics

EDC tracks and reports on a number of metrics to assess and manage climate-related risks and opportunities.

Financing portfolio

Our financing portfolio makes up the majority of our business (64%). Often these exposures to customers through financing are direct and long term, increasing the importance of both understanding and ensuring those relationships align with EDC’s climate-related objectives.

Financing portfolio by climate transition risk

Since 2020, we have been reducing the corporate lending and project finance portfolio against a 2023 carbon intensity target to reduce EDC’s exposure to the most carbon-intensive sectors by 40%, compared to 2018. EDC has made significant progress to date, reducing our exposure to the climate-related transition risk faced by these carbon-intensive sectors. We continue to work with customers in these sectors to drive alignment with the net zero transition.

▶	43	EDC 2021 Integrated Annual Report | Committed to climate action

EDC concentration of portfolio as at December 31, 2021 (%)	EDC’s financing portfolio as at December 31, 2021 (%)

(1)

Focuses on structured and project financing, and corporate lending (Canada and international). In 2021, EDC’s overall financing portfolio decreased, primarily due to a decrease in financing commitments and net loan repayments. The decrease was proportionally higher in the portfolios considered for climate risk, resulting in a lower percentage considered.

(2)

Other sectors include transportation and warehousing; manufacturing; non-fossil fuel utilities; mining and quarrying (excluding oil and gas); construction; real estate; finance and insurance; information and cultural industries; wholesale and retail trade; public administration; agriculture; support activities for mining, oil and gas; and other services.

▶	44	EDC 2021 Integrated Annual Report | Committed to climate action

Operational GHG emissions

Measuring and transparently disclosing our operational GHG emissions has been a consistent initiative for many years. We recognize, however, that there are opportunities for improvement in aligning with progressing industry standards, specifically the Greenhouse Gas Protocol.

As a result, in 2021 we worked with a third-party consulting firm to review and identify opportunities to improve our existing methodology for reporting our emissions. Outputs of this assessment included a revised GHG inventory for 2019 and 2020, and calculations for 2021.

These revisions resulted in an adjustment to reported GHG emissions. Aligned with the standards set out for corporate accounting and reporting by the GHG Protocol, EDC’s operational GHG emissions for 2021 were 3,793 tCO2e, with a carbon intensity of 1.96 tCO2e per employee, compared to 7,617 tCO2e in 2020. Emissions reductions were achieved as a result of limited business travel and a reduction in procurement. However, we are planning to continue efforts to reduce emissions in the return-to-office scenario to achieve our net zero target. A detailed breakdown of our methodology and other operational environmental metrics for 2019 and earlier years are available on our website, and further details on the adjustments reported to GHG emissions are available in our 2021 Climate-Related Disclosure.

Operational GHG footprint (in tonnes CO2e)

Note: Waste, paper consumption and employee commuting percentages were excluded due to these metrics amounting to less than 1% of EDC’s operational GHG footprint. Totals may not add to 100% due to rounding.

▶	45	EDC 2021 Integrated Annual Report | Committed to climate action

Cleantech

We continue to be a leader in cleantech financing in Canada by growing our renewables portfolio and supporting growing cleantech companies alongside our ecosystem partners. Metrics that support the growth of our cleantech value proposition include the dollar amount of business facilitated and the number of customers served. The number of cleantech companies we served in 2021 grew by 13% compared to 2020, to 324 businesses, and we facilitated $6.3 billion in business—a 39% year-over-year increase. For context, compare this to 2015, when EDC served 86 cleantech customers and facilitated $917 million in business.

Cleantech business facilitated

as at December 31, 2021

(in millions of Canadian dollars)

Climate finance in developing countries

In 2021, we provided $84.9 million in climate finance in support of the Government of Canada’s commitment to the UN Framework Convention on Climate Change, which is directed to low-carbon or carbon-resilient transactions in developing countries. This compared to $142 million provided in 2020.

Green bonds

There’s increasing demand for the planet’s resources to be used in a sustainable manner when it comes to developing the products and services upon which we rely. At the same time, more investors want to understand the impact of their investment decisions and support people and businesses that are delivering positive change. Green bonds are an important part of enabling those investments, and in 2014 EDC was the first Canadian financial institution to start issuing them.

Since 2014, proceeds raised from our green bonds have financed nearly 30 transactions, worth more than $2 billion, in a range of sectors, each contributing to environmental protection or the mitigation of climate change. These transactions have helped avoid close to 6 million tonnes CO2e. We will continue to issue green bonds to support the growth of our cleantech business and portfolio of environmentally sustainable loans.

We publish details about the emissions avoided as a result of our green bond program every year in our Green Bond Impact Report, which will be available later in 2022. Our GHG calculations are conducted in accordance with the internationally recognized Greenhouse Gas Protocol; however, we are always looking for ways to improve our data and reporting. With that in mind, in 2022 we plan to undertake a third-party validation exercise of our process.

We have much to learn from other ECAs and FIs about their development of green products, and see great opportunities to work together to better position support for exporters through an orderly transition to a net zero world. We know this is a primary focus for many, and will continue to explore ways to support expansion of the sustainable bond market.

2021 highlights

•	In 2021, EDC had two outstanding green bonds, for a total of $1 billion

•	For the third consecutive year, EDC was reappointed to the Advisory Council of the Green Bond Principles, Social Bond Principles and Sustainable Bond Principles Executive Committee of the International Capital Market Association

CEO and CCSO speeches

As the champions of our climate strategy, and with a strong commitment to collaboration, our CEO, Mairead Lavery, and CCSO, Justine Hendricks, regularly engage with stakeholders across our ecosystem. In 2021, they spoke at events ranging from the G12 and G7 Heads of ECAs meetings to the Conseil des relations internationales de Montréal (CORIM) and the Canadian Club of Toronto. They shared EDC’s climate change approach and commitment to achieving net zero, while also recognizing the significant opportunities and challenges ahead, and the need for engagement and collaboration to transition to a low-carbon economy.

▶	46	EDC 2021 Integrated Annual Report | Committed to climate action

Targets

EDC’s commitment to net zero emissions by 2050 remains a significant milestone in defining our long-term ambition to fight climate change. We continue to build a plan to support that commitment, which we know must be credible, be based in science and contain near-term targets.

2023 carbon intensity target

At the end of 2020, a year EDC described as business as unusual, we met our target to reduce financing exposure to the most carbon-intensive sectors by 15% over five years from a December 31, 2018 baseline of $22.4 billion. To lead by example and reduce the impact of climate-related risks on our businesses, strategy and financial planning, in 2021 we strengthened our target to a 40%, or $8.9 billion, reduction.

See Performance Against Objectives (page 12) to see how we’re tracking against our new target.

2030 carbon intensity target

Aligning our portfolio with our net zero by 2050 commitment requires a science-based interim target that will keep us accountable and focused on our journey to significant emissions reductions.

The 2030 target will leverage credible third-party data aggregation and calculation methodologies to help set science- and sector-based targets, equipping us to work with customers in key carbon-intensive sectors to help them transition to a low-carbon future.

As a signatory to PCAF, we are now able to calculate the financed emissions from all other sectors and business lines in our portfolio, which will help identify further opportunities for financed emissions reduction in line with EDC’s net zero commitment.

Sustainable finance target

As Canada transitions to a net zero economy, we must consider our unique opportunity to be a catalyst through sustainable financing. We have committed to increasing support for businesses aligned with the net zero transition. This path involves setting and disclosing a sustainable finance target by July 1, 2022, which will include mechanisms such as cleantech solutions, green bonds, sustainability-linked lending and knowledge products.

KEY FUTURE PRIORITIES

In 2022 to 2024, we plan to:

•	Release the 2021 Green Bond Impact Report

•	Continue to improve and disclose impact metrics under a newly updated Sustainable Bond Framework, which will allow EDC to issue social and transition bonds, in addition to green bonds

•	Publicly announce and implement sectoral science-based 2030 targets, starting with our high-priority carbon-intensive sectors, as well as sustainable finance targets

•	Continue implementing in-flight operational GHG emissions abatement initiatives, including:

»	reducing our emissions from business travel as restrictions are lifted

»	reducing our building energy consumption in line with lower occupancy numbers

»	procuring carbon offsets

•	Disclose associated greenhouse gas emissions from our portfolio using the available PCAF methodology

▶	47	EDC 2021 Integrated Annual Report | Building a more equitable world

Building a more equitable world

Events of the past couple of years have reminded us of the historic injustices and systemic barriers that hold too many people back. We recognize our responsibility to meet the moment and we’re taking deliberate action in our workplace and communities, and in our customer relationships, to help build a more equitable and inclusive society that respects human rights and enables everyone to flourish.

Inclusive, diverse and equitable workplace

Fostering diverse and inclusive teams within our organization positions us to serve customers better and make a greater positive impact on Canadian society. When employees feel they belong and have an equal chance for success—regardless of their gender, race, ethnicity, sexual orientation, ability or experience—they’re more likely to realize their full potential and to help us drive change that benefits our customers, communities and the economy.

In 2021, we began activating a five-year inclusion, diversity and equity (ID&E) strategy, which focuses on the employee experience. We’re using data gathered through our employee self-identification process, annual engagement survey and ad hoc pulse surveys to guide our efforts. With segmented diversity data available to us for the first time, we’re now able to identify differences in employee experiences within various diversity groups and have follow-up discussions with members of our employee resource groups (ERGs) to understand the stories behind the numbers. While our overall employee Net Promoter Score (eNPS = +33) from the employee engagement survey was significantly above similarly sized public sector organizations (+13) and close to top-performing organizations (+37), several gaps, particularly within diversity groups, were identified. Creating a culture of openness and trust, enhancing transparency in the career promotion process, and improving core HR processes, systems and structures will help us proactively address identified gaps and opportunities for improvement in this area.

Our ERGs are a big help in this regard. We have seven ERGs—Black, Growing Professionals, Indigenous, Latin+, LGBTQ2+, Persons with Disabilities, and Women—each of which has an executive sponsor who is actively involved in the group’s activities. Approximately 25% of our employees are members or supporters of ERGs. Our Chief Diversity Officer conducted listening sessions, where disaggregated engagement survey data was shared with each of the ERGs so they could analyze the data and create their 2022 plans.

Select 2021 initiatives and accomplishments

•	We launched corporate-wide mandatory Five Key Behaviours training, which establishes the basic norms for how we interact and work with each other to help unlock our full potential as a diverse and inclusive organization. The five behaviours are trust, empathy, assumptions, inclusive language and open dialogue. To reinforce the training, the Five Key Behaviours were heavily promoted in employee communications and embedded into ongoing learning and development training.

•	To build inclusive leadership skills and capabilities, 100% of our leadership team completed the Intercultural Development Inventory (IDI) self-assessment tool. We’re developing an IDI 2.0 program that will equip leaders with resources to help them cascade learnings to their teams.

•	The first in our Courageous Conversations with Mairead Lavery series was held in collaboration with our LGBTQ2+ employee resource group. To recognize Transgender Day of Remembrance, our CEO hosted a virtual armchair discussion with Gemma Hickey, a non-binary author and community activist, and Colin Druhan, Pride at Work Executive Director, followed by breakout room conversations to connect employees. More than 200 employees attended the event.

•	We’re on track to meet or exceed commitments made as part of the BlackNorth Initiative CEO Pledge, which seeks to remove anti-Black systemic barriers negatively affecting the lives of Black Canadians.

Our newly launched Belonging Index tracks answers to six questions embedded in our pulse surveys. The index will help us measure employees’ sentiments and sense of belonging, and our progress over time.

▶	48	EDC 2021 Integrated Annual Report | Building a more equitable world

Diversity representation

As required by federal legislation, EDC monitors representation in four key areas of our workforce gender, visible minorities, Indigenous Peoples and persons with disabilities. We also track representation of LGBTQ2+ and Black employees. Our goal is to have our leadership and employee population mirror the external labour market availability for these areas. To map progress, we developed an ID&E dashboard with targets, which we have started sharing with employees. While we are making steady progress against meeting or exceeding our diversity representation goals, this ultimately depends on employee participation in self-identification. We expect our initial participation rate to improve over time from 71% to 85% as a result of focused self-identification communication campaigns, continued commitment to transparency and increasing levels of employee trust.

Work in the time of COVID-19 and beyond

The health, safety and wellness of our employees has been the number one priority during these unprecedented and difficult times. The pandemic impacted our workplace programs, practices and culture throughout 2021—and continues to do so into 2022.

The majority of our workforce worked remotely for the second year in a row and have had to deal with the stress and strain of juggling work, their health and family responsibilities. We’ve been paying extra attention to mental health in our communications, flexible benefits program and other leadership and human resources processes. Of note, we launched two mental health pilot training programs, Mental Health Tune-Up and Mental Health Certification Program for Leaders, and reserved seven places in each pilot for ERG participants.

Our workforce composition

		Target

Percentage of:	2021 results(1)	2021	2025

Women	53%	50%	50%

Visible minorities	34%	30%	30%

Indigenous Peoples	2.5%	3.0%	3.0%

Persons with disabilities	6.9%	7.5%	8.5%

LGBTQ2+	4.6%	4.5%	5.0%

Visible minorities – Black	9.0%	7.0%	7.0%

Leadership roles held by women	56%	50%	50%

Leadership roles held by visible minorities	20%	18%	25%

(1)

The data is based on responses received from the self-identification survey. As of December 31, 2021, the self-identification rate was 71% of EDC’s entire workforce. EDC will continue to work to improve response rates.

We also rolled out a mandatory COVID-19 vaccination policy, aligned with federal government policy on COVID-19 Vaccination for the Core Public Administration. As of December 2021, EDC achieved a fully vaccinated rate of 99%, supported by proof of vaccinations from each employee and Government in Council (board member) appointee.

The pandemic has also reshaped the way the world thinks about work. We’ve been focused on our future of work direction and how to evolve our culture and practices to meet customer and employee expectations and support our 2030 Strategy.

In 2021, we conducted a culture assessment survey to gather insights into the current state of our culture and where improvement is needed. We also ran surveys and held focus groups and executive sessions on the EDC workforce of the future. Based on the feedback, we established the community hub model—where the office is a location to bring people together for purposeful in-person activities that help drive our business and strengthen our culture. Outside of these activities, employees will have the flexibility to work remotely or in the office.

The objectives of our hybrid workforce are as follows:

•	Facilitate customer centricity to enable flexibility in helping Canadian companies thrive in the global market

•	Build a winning workforce by empowering our people to perform at their best to help us be the employer of choice

•	Energize our business to activate our corporate strategy and respond to our continuously evolving market needs

We plan to launch our new hybrid workforce model in phases, with the first phase being a voluntary, gradual re-entry to the community hub for the activities that are purposeful. This will enable us to test our space, technology and thinking, and adjust as needed going forward.

OUR WORKPLACE METRICS

We stand for inclusion, diversity and equity

56%
of leadership roles were held by women in 2021

2018: 47% 2019: 50% 2020: 51%

2.5%
Percentage of Indigenous Peoples

2018: 1.4% 2019: 1.2% 2020: 1.4%

Percentage of persons with disabilities(1)

6.9% in 2021

2.5% in 2020

A 176% increase between 2020 and 2021

2018: 2.8% 2019: 2.5%

Percentage of visible minorities(1)

34% in 2021

21.7% in 2020

A 57% increase between 2020 and 2021

2018: 19.2% 2019: 20.5%

100%
of new employees received sustainable and responsible business onboarding

2018: 62% 2019: 80% 2020: 100%

100%
of new board members received sustainable and responsible business onboarding (Annual)

2018: 100% 2019: N/A 2020: 100%

7
initiatives supported by EDC–CARE Partnership(3) (including advisor placements, project proposal support memberships, conference/forum participation) (Annual)

2018: 25 2019: 14 2020: N/A

Operational GHG footprint(2) (tonnes CO_2e) (Annual)

2020
7,617
2021
3,793

49 EDC 2021 Integrated Annual Report Building a more equitable world OUR METRICS We stand for inclusion, diversity and equity 56% 2.5% of leadership Percentage of roles were held by Indigenous women in 2021 Peoples 2018: 47% 2019: 50% 2020: 51% 2018: 1.4% 2019: 1.2% 2020: 1.4% Percentage of persons with disabilities(1) Percentage of visible minorities(1) 2.5% A 176% increase 21.7% A 57% increase between 2020 between 2020 6.9% in 2020 and 2021 34% in 2020 and 2021 in 2021 in 2021 2018: 2.8% 2019: 2.5% 2018: 19.2% 2019: 20.5% Operational GHG footprint(2) (tonnes CO e) (Annual) 100% 7 2 of new employees received sustainable and responsible initiatives 7,617 2020 business onboarding supported 2018: 62% 2019: 80% 2020: 100% by EDC–CARE Partnership(3) (including advisor 2021 placements, project 3,793 100% proposal support memberships, of new board members conference/forum 2018: N/A 2019: N/A Data prior to Scope 3 inclusion: 2018: 3,330 2019: 3,539 2020: 1,822 received sustainable and participation) (Annual) responsible business 2018: 25 2019: 14 2020: N/A onboarding (Annual) 2018: 100% 2019: N/A 2020: 100% (1) 2020 data is as at Q4 2020. (2) EDC revised its GHG inventory for 2019, 2020 and 2021 and included additional Scope 3 emissions categories to capture the full breadth of EDC’s operational GHG emissions. 354165 (3) While we continued -001with the EDC–CARE 19Apr22 artnership in 0 0, 12:32 we had to pivot due to COVID-19Page . The funding 49 was directed toward COVID relief, but we don’t yet have information on the number of initiatives supported and their impact.

▶	50	EDC 2021 Integrated Annual Report | Building a more equitable world

Inclusive trade

While many companies owned or led by women, Indigenous Peoples, Black and racialized Canadians, people with disabilities and those from the LGBTQ2+ community were struggling prior to the onset of the pandemic, they’ve been disproportionately impacted ever since. These companies face systemic issues that make it harder to run their business and scale successfully, and they’re often in industries more susceptible to disruption.

EDC’s solutions are available to all Canadian exporters; however, we believe that targeted support for these important contributors to the Canadian economy—who have a lower awareness of or a harder time accessing our programs—is essential at this time, so that more Canadians can benefit from engaging in trade. We’re taking steps to ensure that our solutions are relevant and accessible, and will enable companies to realize their international growth potential with confidence.

In 2021, we brought our women in trade and Indigenous business strategies together to create one inclusive trade strategy led by a newly appointed inclusive trade director. We later added a national lead for Black exporters to increase support to Black-owned and Black-led businesses and broadened the team’s mandate to support all equity-seeking groups.

The Inclusive Trade team focuses on five pillars of action:

•	Awareness—working with partners to build awareness of the benefits of exporting

•	Education—helping to build the skills, knowledge and confidence needed to enter new markets

•	Connections—connecting business owners to trade programs, supporting organizations and international opportunities

•	Financial solutions—enabling growth by providing access to the right financial tools

•	Community—demonstrating broad support for economic empowerment and inclusive trade

EDC’s designated champions for diverse businesses and external partners inform our strategies and amplify our impact. Our partnerships are core to each of our five pillars and we continue to strengthen our engagement with organizations serving Indigenous, Black and women-led businesses.

In 2021, we entered into 10 partnership agreements and 15 sponsorships with inclusive trade ecosystem organizations, and participated in more than 55 speaking engagements—enabling us to deepen our reach and meaningfully engage with more entrepreneurs from equity-seeking groups, to build awareness, and to share trade knowledge and resources. Furthermore, to drive accountability, we’ve set 2023 business targets for women and Indigenous exporters and intend to do the same for Black exporters once we have more data. These targets are minimum levels of support we aim to provide, not specific amounts set aside for financial support.

(1)	Definition attributed to: The University of British Columbia (2021), Equity & Inclusion Office.

▶	51	EDC 2021 Integrated Annual Report | Building a more equitable world

Women-owned and women-led businesses

Trade readiness is an important factor in helping more women-owned businesses succeed internationally. Alongside BDC, we sponsored WEConnect International to launch a free online tool that helps Canadian women entrepreneurs determine their company’s readiness to do business with large and multinational value chains, and recommends resources and training programs to address any business capability gaps. By helping owners identify the steps they need to take to succeed, the easy-to-use tool is a game-changer, giving companies the clarity and confidence to expand and reach new markets.

We advanced our relationship with SheEO, a community of women and non-binary people called activators, who make monthly payments as an act of radical generosity. The money is pooled and loaned out, interest-free, to revenue-generating ventures chosen by the activators. In 2021, we launched the SheEO x EDC Go Global Activator Cohort, which will give 20 women-owned companies free access to SheEO events, programming and tools, as well as EDC resources to support their trade and global business.

At the Reseau des Femmes d’affaires du Quebec (RFAQ) annual awards gala, EDC was honoured to receive an award in the category of Organization Committed to a More Inclusive Economy—Women’s Impact, recognition from our ecosystem partners of the work we’re doing to advance women in trade.

Indigenous exporters

With support from our newly formed Indigenous ERG, our national lead for Indigenous business led internal efforts to educate EDC employees and business teams about Indigenous history, traditions, rights and issues so that we can work with Indigenous businesses from an informed position and design solutions that are flexible and meet their unique needs. Work has begun to create a formal curriculum in 2022.

Our Indigenous business strategy started in 2019 through engagement and relationship-building with the Indigenous business community. The initial focus was on building partnerships to raise awareness and to ensure relevance and accessibility for EDC’s knowledge and financial solutions. While that work continues, we have expanded our collaboration to Indigenous and non- Indigenous financial institutions across Canada to deliver financial solutions to Indigenous businesses. Our support for Indigenous companies has steadily grown over the past couple of years, and includes pandemic assistance, direct lending, loan guarantees, insurance and other financial products. Despite these advances, there is much more to do as Indigenous businesses continue to face financial and market challenges.

▶	52	EDC 2021 Integrated Annual Report | Building a more equitable world

A significant impediment to Indigenous economic and business development is a lack of access to capital. This has created a financial gap, limiting the ability of Indigenous nations and communities to increase their participation and ownership in economic projects. To help address the shortfall, EDC is partnering with financial institutions to support Indigenous investments across a range of economic development projects. Together with our financial partners, we have supported a small number of such projects to date, including investments in fishing, forestry, mining and land development assets.

Going forward, a growing share of economic development in Canada will be accomplished through partnerships between Indigenous and non-Indigenous companies, amplifying the need for capital among Indigenous investors. EDC will continue working with its financial partners to support Indigenous investments that benefit Canada and Indigenous communities.

Black exporters

With a national lead for Black exporters in place as of July, the top priority for the remainder of the year was to meet with Black entrepreneurs and organizations serving Black businesses to raise awareness of EDC’s products and services and lay the groundwork for further consultation in 2022. Through a joint roadshow with BDC and the Trade Commissioner Service (TCS), we met with numerous businesses and groups to talk about how our three organizations could help them.

LGBTQ2+

Canada’s LGBT+ Chamber of Commerce (CGLCC) is a long-standing partner, and more of our own people got involved in CGLCC events to build relationships and raise awareness of EDC’s interest in supporting members’ businesses. We worked through the CGLCC to issue requests for proposals when procurement opportunities arose, and sponsored and spoke at their year-end gala.

Inclusive Trade Investments Program

Access to capital is one of the main barriers to growth for businesses owned and led by equity-seeking groups. To address this issue, EDC committed $200 million in equity support through a new Inclusive Trade Investments Program (ITIP). The program includes our previously approved $100 million commitment for the Women in Trade Investment Program and an additional $100 million to support other equity-seeking groups.

Under ITIP, we also welcome the opportunity to invest capital through limited partnerships with established investment funds that share a common goal of supporting entrepreneurs from equity-seeking groups, or funds that have a significant number of investment decision-makers who are members of these groups. Our 2021 investments included our participation in a new $150 million Indigenous Growth Fund as well as the Black Innovation Fund.

▶	53	EDC 2021 Integrated Annual Report | Building a more equitable world

Targets and achievements

Women in trade

Cumulative results	2023 cumulative target	2018–2021 (as of December 31, 2021)	2018–2020 (as of December 31, 2020)

Trade facilitated	$6B	$5.2B	$2.83B

Customers served	2,000	1,901	1,052

Indigenous exporters

Cumulative results	2023 cumulative target	2020–2021 (as of December 31, 2021)	2020 (as of December 31, 2020)

Trade facilitated	$650M	$383.5M	$119.3M

Customers served	400	196	77

## $2.36M+ IN ACTIVE PURCHASE ORDERS WITH DIVERSE SUPPLIERS

Buying from companies owned by members of equity-seeking groups is another way to fuel their growth. That's why we created a Supplier Diversity Program in 2020 and continued to build it out in 2021.

EDC has full corporate memberships in Women Business Enterprises Canada (WBE Canada), WEConnect International, the CGLCC, the Canadian Council for Aboriginal Business (CCAB) and, as of 2021, the Canadian Aboriginal and Minority Supplier Council (CAMSC). Through our Patron Membership with the CCAB, we have signed on to the CCAB Aboriginal Procurement Champion program.

Each of these organizations certifies diverse-owned businesses, so when an EDC procurement opportunity arises, they can notify their members. In 2021, we shared 12 competitive procurement opportunities with these certifying organizations. We also launched a new supplier registration form that asks questions about a supplier's diversity, and is helping us create our own diverse supplier list.

OUR COMMUNITIES METRICS

Meeting the needs of today and tomorrow

2018
1,174
2019
1,804
2020
2,000
2021
2,579

2,579

students were supported by EDC in 2021

Women-owned and women-led business facilitated (Cumulative)

$5.2B

469
723
1,237
1,655
2018
2019
2020
2021

1,655

1,901

women-owned and women-led unique customers served[2] (Cumulative)

2018: 463 2019: 797 2020: 1,395

18,564

small businesses served with knowledge and financial solutions

2018: 8,801 2019: 11,925 2020: 13,904

39

EDC-sponsored employee volunteer days

2018: 81 2019: 63 2020: 22

54 EDC 2021 Integrated Annual Report Building a more equitable world OUR METRICS Meeting the needs of today and tomorrow Number of students supported (including scholarships, case competitions, speaking events and HR outreach)(1) 2018 1,174 2019 1,804 2,579 2020 2,000 students were supported by EDC 2021 2,579 in 2021 Women-owned and women-led business Number of women-owned and women-led businesses facilitated (Cumulative) served with knowledge, connections and financial solutions $0.94B $2.05B $3.43B $5.2B 469 723 1,237 1,655 1,655 women-own ed $5.2B and women-led businesses served Women-owned and with knowledge, women-led business connections and facilitated by EDC(2) financial solutions(2) 2018 2019 2020 2021 2018 2019 2020 2021 1,901 18,564 39 women-owned and women-led small businesses served EDC-sponsored unique customers served(2) with knowledge and employee volunteer days (Cumulative) financial solutions 2018: 81 2019: 63 2020: 22 2018: 463 2019: 797 2020: 1,395 2018: 8,801 2019: 11,925 2020: 13,904 Note: All 2021 data is as at December 31, 2021. (1) This measure has been renamed from “Number of students supported” to “Number of students supported (including scholarships, case competitions, speaking events and HR outreach)” to provide additional context. (2) Prior year numbers have been restated to reflect improved identification and reporting capabilities of women-owned and women-led businesses, which have enabled EDC to more accurately reflect the number of businesses served.

55 EDC 2021 Integrated Annual Report Building a more equitable world OUR METRICS Driven by a passion for helping and a desire to create a better future, our employees stepped up in 2021 to support their local and global communities. Total community support: Donations matching (50% employees/50% EDC) $85,309 to more than 60 organizations engaged in disaster relief and recovery 50% 50% $411,357 $42,655 $42,655 donated (of which $97,127 was Employees donation EDC donation in direct support of Canadian Indigenous communities) Charitable campaign $168,448 raised for the United Way/Centraide, 290+ HealthPartners and other registered charities EDC’s Youth Education Program charitable organizations 2,579 students supported through supported 17 virtual learning opportunities Scholarships 30 yearly scholarships valued at $4,000 each given to students pursuing an education 3,300+ in international business, or business and sustainability hours volunteered by 92 employees and board members Sponsorships AIESEC Canada, supporting its global student exchange program McGill International Portfolio Challenge Dalhousie’s Rowe School of Business “Doing Business in Emerging Markets” immersive experience Junior Achievement Canada, which inspires and prepares young people to succeed in a global economy

▶	56	EDC 2021 Integrated Annual Report | Building a more equitable world

Indigenous entrepreneurship and youth education

As part of a new partnership with Pow Wow Pitch, EDC supported the annual pitch competition with several of our employees mentoring Indigenous entrepreneurs. EDC co-sponsored Cando’s annual Indigenous Youth conference and participated in the judging panel for the business case team competition.

CARE Canada

Although 2021 marked our second year of pausing employee secondments to CARE county offices, EDC was still able to make an impact through our partnership with CARE, redirecting funds to support COVID-19 response efforts, women’s empowerment and food security.

“CARE is on the frontlines of humanitarian crises and works to tackle the underlying causes of poverty and injustice to deliver lasting change. This work can only be achieved with the support of trusted partners like EDC.

In 2021, EDC supported CARE’s COVID-19 response in Cuba and Zambia, as well as the design and development of multiple initiatives in Vietnam, Tanzania, Sudan and South Sudan that will contribute to women’s economic empowerment or improved nutrition and food security. Through this work, EDC is able to multiply its impact and support thousands of women and girls in developing countries to lift themselves out of poverty.”

Laura Blair, CARE Canada

## NATIONAL DAY FOR TRUTH AND RECONCILIATION

To honour residential school survivors and their families, and in recognition of the first-ever National Day for Truth and Reconciliation, a series of virtual events over four days with more than 600 participants were organized jointly by our Indigenous ERG and our Community Investment team.

Presentations by the Indian Residential School Survivors Society and by Chief Dr. Robert Joseph, along with a Teaching Circle on Medicines and a screening of the movie *The Secret Path*, deepened our understanding and appreciation of the Indigenous experience in Canada.

EDC also donated $40,000 ($10,000 each) to Indigenous charities in British Columbia, Quebec, Manitoba and Nova Scotia, and continues to offer monetary and in-kind support to our partnering Indigenous charitable organizations.

During the year, we directed our Community Investment Day donation of $10,000 to the Gord Downie and Chanie Wenjack Fund in honour of National Indigenous History Month. We also made contributions to partner Indigenous charitable organizations through our 2021 holiday campaign, including donating $15,000 to a Community Training, Healing, and Learning Centre in Headingley, MB, and supporting a permanent housing program for 20 Indigenous individuals in Montreal, QC.

NATIONAL DAY FOR
TRUTH AND
RECONCILIATION
EVERY CHILD MATTERS

▶	57	EDC 2021 Integrated Annual Report | Elevating human rights

Elevating human rights

Respecting internationally proclaimed human rights is central to our responsibility as an export credit agency. Every day, we work to ensure our efforts are focused on influencing better outcomes for people and the environment, with the broader objective of equipping our customers to participate and compete in a global economy where expectations for responsible business conduct are rising.	values of customer success, integrity and transparency, improving communities, and caring about people and the environment. Our purpose and values are operationalized through key impact areas and outputs identified in EDC’s 2030 Strategy, which includes addressing human rights issues in promoting responsible and inclusive business for all.

We are all responsible for respecting the rights of everyone, including the rights of vulnerable people such as women, children, religious and ethnic minorities, Indigenous Peoples, and anyone likely to suffer bias, such as human rights defenders, the LGBTQ2+ community, migrant workers and artisanal miners. EDC recognizes that it is people who advance our purpose to “make Canada and the world better through trade,” underpinned by our

▶	58	EDC 2021 Integrated Annual Report | Elevating human rights

Accomplishments in 2021

This past year, we focused on strengthening our approach to better manage the human rights risks and impacts we encounter in transactions and customer relationships. This included developing a suite of due diligence tools to operationalize our Principles on Leverage and Remedy into a systematic, organization-wide practice to influence our customers and others to prevent and mitigate human rights risks, and to ensure that those who are harmed have access to effective recourse.

We further identified concerns linked to solar power as one of three key focus areas for human rights risk management (see our Leverage and Remedy Focus Areas section on page 66 to learn more). To manage the risks associated with this sector, we developed a portfolio-level strategy focused on updating and strengthening our due diligence process, and on engaging with peers and industry experts to discuss effective ways to address systemic issues.

We also kicked off a review process to update our Human Rights Policy by completing an environmental scan of global trends and peer and industry practices. This process takes place as part of the larger review of our Environmental and Social Risk Management (ESRM) Policy Framework and ensures we remain on top of human rights developments in a fast-changing and complex ecosystem.

As always, we continued efforts to raise awareness across the organization about EDC’s responsibility to respect human rights. As part of our change management strategy, we included an emphasis on human rights in our enterprise-wide ESG 101 employee training.

We continued efforts to raise awareness across the organization about EDC’s responsibility to respect human rights. As part of our change management strategy, we included an emphasis on human rights in our enterprise-wide ESG 101 employee training.

KEY FUTURE PRIORITIES

In 2022 to 2024, we plan to:

•	Operationalize our Leverage and Remedy Framework, which will mark the final stages of implementing our 2019 Human Rights Policy. Activities will include:

»	launching our leverage and remedy due diligence tools

»	providing training to teams across our lines of business, as well as decision-makers

•	Conduct a review of our priority focus areas and further progress on the development and implementation of risk management strategies at the portfolio level

•	Complete the review of our Human Rights Policy

Ongoing efforts to improve our human rights reporting approach are important, and we will continue to further align with the UNGP Reporting Framework, including exploring how we can better discuss our work on salient human rights issues.

▶	59	EDC 2021 Integrated Annual Report | Elevating human rights

59 EDC 2021 Integrated Annual Report Elevating human rights HUMAN RIGHTS AT EDC Released our Human Rights 2008 Statement. Started embedding human rights 2011 risks into our environmental and social due diligence practices. Assessed our practice 2015 against the UNGPs. Aligned our environmental and 2017 social due diligence practices with the UNGPs. Began review of our Environmental 2018 and Social Risk Management Policy Framework. Issued our first board-approved and 2019 dedicated Human Rights Policy. Developed and approved 2020 Principles on Leverage and Remedy. Disclosed our Due Diligence Framework: Human Rights. Developed due diligence tools 2021 on leverage and remedy. KEY TERMS We apply the Universal Declaration of Human Rights definition for the framing of human rights at EDC. Human rights: Human rights are the basic rights and freedoms that belong to every person in the world, regardless of nationality, location, language, religion, ethnic origin or any other status, which are enshrined in the International Bill of Human Rights. They can include (but are not limited to) workplace rights, health and safety issues, discrimination, privacy, security, cultural rights and more. Human rights impacts: Those that fundamentally impact basic human dignity. Leverage: The ability to influence customers or other responsible parties to prevent and address risks or impacts in response to concerns about potential environmental, social or human rights issues. Remedy: When adverse human rights impacts occur, affected stakeholders have a right to effective recourse to restore their dignity. Remedy refers to both the process of providing remedy for negative human rights impacts and the outcome that can counteract, or make good, the negative impact.

60 EDC 2021 Integrated Annual Report | Elevating human rights

SUCCESS STORY

CELSIA— CATALYZING COMMITMENT TO RESPECTING HUMAN RIGHTS

When Celsia approached Export Development Canada (EDC) for financing, EDC's ESG Customer Success team conducted environmental and social due diligence given the context of Celsia's business operations and the potential for adverse impacts on people and the environment. EDC assessed Celsia's environmental and social management capacity and determined that there was an opportunity to enhance their commitments to respecting human rights. The purpose of this process is to ensure that all areas of operations align with global human rights standards and that the company is transparent about its work towards fulfilling this goal.

EDC recommended that Celsia adopt human rights best practices to align and adhere to the Voluntary Principles on Security and Human Rights.

Celsia used this as a catalyst to revisit its human rights commitments and better align with international standards. According to Manuela Pérez Ferrer, Celsia's human rights lead, "Celsia considered EDC's human rights recommendations an opportunity to identify risks and to address them with an innovative approach. We saw an opportunity to evolve and grow in a way that is responsible and respectful, while remaining profitable to our clients and stakeholders."

Since working with EDC, Celsia has enhanced its human rights framework and implemented several supporting initiatives. One of these enhancements included the creation of a Human Rights Technical Committee, whose purpose is to implement human rights knowledge and practice in all areas of the business. The committee, which is made up of representatives from several of Celsia's internal departments, participated in in-depth human rights training.

For Celsia, the work to improve its human rights framework is ongoing. Over the next year, the company plans to continue improving its framework, including a review of protocols relating to its reporting channels. The company strongly believes in the importance of disclosure, especially when it comes to human rights practices, which is reflected on its corporate website and in its annual report.

EDC looks forward to following Celsia on its sustainability journey and will continue engagement while the company works to fulfill its human rights action items.

60 EDC 2021 Integrated Annual Report Elevating human rights SUCCESS STORY CATALYZING CELSIA– COMMITMENT RIGHTS TO RESPECTING HUMAN There’s a critical need to expand renewable energy resources departments, participated in in-depth around the world in order to combat climate change, and to do it human rights training. in a way that respects human rights. Celsia is a renewable energy Celsia also updated its human rights supplier based in Colombia that wants to ensure it’s doing what’s policy to include a commitment to right for the planet and for people. prevent and address human rights issues, as well as a requirement for When Celsia approached Export Celsia used this as a catalyst to its suppliers and partners to comply Development Canada (EDC) for revisit its human rights commitments with human rights standards. Finally, financing, EDC’s ESG Customer and better align with international Celsia created a formal process for the Success team conducted standards. According to Manuela Pérez management of human rights risks, environmental and social due diligence Ferrer, Celsia’s human rights lead, resulting in more than 40 human rights given the context of Celsia’s business “Celsia considered EDC’s human rights risk assessments completed over the operations and the potential for recommendations an opportunity to course of 2020 and 2021. adverse impacts on people and the identify risks and to address them For Celsia, the work to improve its environment. EDC assessed Celsia’s with an innovative approach. We saw human rights framework is ongoing. environmental and social management an opportunity to evolve and grow in a Over the next year, the company plans capacity and determined that there way that is responsible and respectful, to continue improving its framework, was an opportunity to enhance their while remaining profitable to our clients including a review of protocols relating commitments to respecting human and stakeholders.” to its reporting channels. The company rights. The purpose of this process is to strongly believes in the importance of Since working with EDC, Celsia has ensure that all areas of operations align disclosure, especially when it comes enhanced its human rights framework with global human rights standards and to human rights practices, which is and implemented several supporting that the company is transparent about reflected on its corporate website and initiatives. One of these enhancements its work towards fulfilling this goal. in its annual report. included the creation of a Human EDC recommended that Celsia adopt Rights Technical Committee, whose EDC looks forward to following Celsia human rights best practices to align purpose is to implement human on its sustainability journey and and adhere to the Voluntary Principles rights knowledge and practice in all will continue engagement while the on Security and Human Rights. areas of the business. The committee, company works to fulfill its human which is made up of representatives rights action items. from several of Celsia’s internal

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Management of human rights issues

Managing human rights issues is possible when our stakeholders, including employees, customers, peers and third parties, are equipped with the necessary tools, knowledge and support. With a strong governance foundation in place, we are well positioned to turn our human rights commitments into real action.

EDC’s Human Rights Policy, combined with our Due Diligence Framework: Human Rights and Principles on Leverage and Remedy, addresses our responsibilities related to the management of human rights risks identified in our customer relationships and transactions.

Due diligence framework

Our due diligence framework allows us to identify, assess and manage human rights risks in our transactions and customer relationships, and subsequently integrate findings into decision-making processes and actions, as appropriate. It encompasses our approach to non-project and project-related transactions, as part of our environmental and social due diligence process. It also includes specific approaches for areas we consider to be of higher human rights risk, specifically:

•	Apparel, footwear and textile industries

•	Telecom and software industries

•	Gender risks and impacts

•	Supply chain (added in 2021)

Additional due diligence considerations are in place for project-related transactions, which align the reviews with the Equator Principles and Organisation for Economic Co-operation and Development (OECD) Common Approaches on Environmental and Social Due Diligence.

We expect this framework to continue to evolve with the changing nature of our business, the business of our customers, as well as industry best practice.

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Human rights due diligence process

Emerging issues

EDC identifies, researches, monitors and prioritizes emerging environmental and social issues and risks related to transaction support. We recognize the realities of rapid technological developments, shifting political landscapes, and growing complexities in supply chains, trade and the nature of our work.

Members of the ESG Customer Success and ESG Policy teams undertake an annual review of emerging environmental and social risks through a discussion informed by various sources, including the World Economic Forum’s Annual Global Risk Survey and the teams’ due diligence experience and knowledge. When it’s determined that an emerging risk has become a salient issue, we incorporate the risk into our due diligence framework, or we develop and operationalize formal position papers or guidance notes.

In 2021, we expanded our Due Diligence Framework: Human Rights to include a dedicated approach for supply chain risks, including enhanced customer supply chain due diligence questions, to enable the collection of more granular information (see Appendix D of the Framework). Supply chain-related risks can be influenced by several high-risk factors, including sector-specific dynamics, supplier location, and adverse company media. Based on these risk factors, we flag transactions for further human rights risk screening.

We are committed to transparency and will continue to disclose details on our due diligence process as we develop human rights positions and approaches related to specific sectors, countries and issues.

Influencing the management of human rights risks in supply chains

Spoke at the OECD Environmental and Social Practitioner meeting about supply chain due diligence

Engaged with other financial institutions on these issues as part of Shift’s Financial Institutions Practitioners Circle

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Human rights risk screenings

To understand where EDC can use its influence for improved human rights outcomes, we identify and assess environmental and social risks and impacts, which include human rights, in our due diligence process. Over the course of 2021, our ESG Customer Success team conducted 266 screenings to identify human rights-related risks for non-project transactions .. The number of screenings conducted each year is dependent on various factors, including changes to the volume of business conducted, changes across regions and sectors, and emerging sector trends. Screenings are performed based on risk factors such as the country, sector and company track record. The key performance indicator (KPI) includes a breakdown by sector, and this year we included a further breakdown by region.

In 2021, we implemented a new KPI that tracks the percentage of transactions that underwent human rights risk screenings, out of the transactions in which environmental and social screenings were performed.

16%

of transactions underwent

human rights risk screenings

Number of human rights risk screenings by region	Number of human rights risk screenings by sector

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Primary human rights-related risks

Through our customers’ business activities, EDC can be connected to a wide range of environmental and social issues. To help us better understand the kinds of risks associated with our portfolio, we track information about the primary human rights risks identified through our environmental and social risk screenings. The risks we are currently tracking cover:

•	Infringement on freedom of expression or right to privacy

•	Environmental issues that present risks to people (e.g., water scarcity, deforestation, pollution)

•	Security practices of companies or service providers

•	Employee labour, working conditions or occupational health and safety

•	Indigenous Peoples, community engagement or land acquisition and resettlement

•	Supply chain management (e.g., forced labour, child labour, human trafficking)

This data allows us to identify trends, or monitor changes in our existing areas of focus, to further improve our due diligence approach and mitigate any newly identified human rights issues.

Engaging with customers

As part of our due diligence process,

EDC works closely with customers and supports their efforts to identify and prevent adverse human rights impacts. As described in our Due Diligence Framework, when potential or actual severe human rights risks or impacts are identified, we conduct a full assessment of the human rights risks, assessing the contextual risks as well as the management capacity of the customer. This can involve directly engaging with our customers and asking specific questions about their human rights practices, giving them risk management information, and guiding them to improve their policies and procedures. In some cases, we work with them to establish commitments and action plans that mitigate specific risks over a specified time period.

Human rights-related risks identified in environmental and social screenings

Note: Percentages do not add to 100 due to rounding.

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Leverage and Remedy Principles

We have set up a Leverage and Remedy Framework to better manage human rights issues in our global trade connections. Our Human Rights Policy commits us to building and using our leverage to prevent and mitigate human rights impacts that might occur through our customer relationships, and to enabling remedy when impacts nevertheless occur. Our set of 13 principles guides our approach on leverage and remedy and is anchored in our Due Diligence Framework. Our principles can be found below and in our Principles on Leverage and Remedy document.

Leverage and remedy due diligence tools

In 2021, we developed a suite of tools that translated our Leverage and Remedy Principles into practice and integrated them into EDC’s due diligence and key decision-making processes. The tools were developed by a cross-functional EDC team supported by Shift, the leading centre of expertise on the UNGPs. The tools will help us promote responsible and sustainable business practices with our customers, positioning them to succeed internationally by meeting society’s expectations of preventing and effectively managing risks in a global economy. The tools will be implemented and operational in 2022.

EDC Leverage and Remedy Principles

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Leverage and remedy focus areas

In 2019, EDC identified three focus areas for leverage and remedy:

•	Extractives/energy sector in Latin America

•	Climate transition for Canadian oil and gas companies

•	Social issues in solar power

We prioritized these areas due to higher risk and are considering a strategic approach for each, in order to better manage environmental and social risks, including human rights, outside of transactions at the portfolio level.

In 2021, we developed a strategy on the management of social issues in solar power. In 2022, we will revisit and validate the relevance of the remaining two focus areas.

Grievance mechanisms

Grievance mechanisms help ensure that a company’s stakeholders have a channel to raise complaints or concerns. As part of our transaction due diligence, we look closely at a company’s grievance mechanisms. When a high likelihood of potential or actual severe human rights impacts is identified, we assess the effectiveness of the company’s stakeholder engagement program and grievance mechanisms, as described in the UNGPs. Shortcomings in a company’s stakeholder engagement program and grievance mechanisms may trigger the need for additional due diligence and dialogue, as well as the inclusion of time-bound commitments in our customer agreement.

EDC commits to take reasonable steps to co-operate in Canada’s National Contact Point and Canadian Ombudsperson for Responsible Enterprise processes when our customers are involved.

67 EDC 2021 Integrated Annual Report Responsible business INTEGRITY METRICS Training and communications on responsible business conduct are an integral part of our culture Number of awareness-raising measures to deter bribery 2018 2 39 2019 4 awareness-raising 2020 measures were 43 implemented in 2021 to deter 2021 39 (1) bribery Percentage of relevant employees Percentage of employees who receiving financial crimes training completed EDC’s Code of Conduct (Annual) (Annual)(2) 100% 100% 2018 2018 100% 100% 2019 2019 100% 100% 2020 2020 99% 100% 2021 2021 (1) Measure in 2019 Integrated Annual Report was “Number of financial crimes awareness-raising sessions delivered to EDC customers” and has been redefined to “Number of awareness-raising measures to deter bribery” (reported annually). Refers to all measures taken by EDC in the year in relation to the obligations under the OECD Recommendation (section IV, items 1 to 4), whether new measures or sustained measures from prior years. As well, the “Percentage of new customers receiving letter from EDC CEO advising them of Canada’s anti-corruption laws and bribery and corruption risk reduction information” measure was related to a campaign conducted in 2018 and 2019. In 2020, this campaign was stopped and will no longer be reported in our integrated annual report. (2) Measure in 2019 Integrated Annual Report was “Percentage of employees certified on EDC’s Code of Conduct (annual)” and has been renamed to “Percentage of employees who completed EDC’s Code of Conduct (Annual)” to reflect a more accurate statement.

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Responsible business

Business integrity

With a mandate to help Canadian companies do business in some of the most challenging markets in the world, it’s critical for EDC to have strong policies, guidelines and controls related to business integrity and to live up to them in every instance. Our commitment to high ethical standards is one of our values and is integral to our reputation and our ability to deliver value for Canadians.

Ethical conduct

Our Code of Conduct (Code) and its supporting standards and guidelines serve as the foundation for how we do business, and help define EDC’s culture of ethical excellence. All employees participate in annual mandatory training on the Code, and sign an annual statement confirming their understanding of, and compliance with, its terms. Board members are expected to carry out their roles in accordance with EDC’s Board Code of Conduct, and they too sign annual attestation statements.

In 2021, we reviewed and updated the Code, adding new content in areas such as diversity and inclusion, cybersecurity and third-party risk management. We also adopted an updated Conflicts of Interest Standard, which provides guidance to employees on how to avoid and mitigate the risks of conflicts of interest between their personal and professional roles, and how to address organizational conflicts on behalf of EDC.

Working with the Ethisphere Institute, we completed an ethics risk assessment, marking our first external assessment of our ethics-related programs. EDC compared well against global industry peers, some of whom had been ranked by Ethisphere as being among the “world’s most ethical companies.” The assessment also provided recommendations on how to improve the visibility of our ethics programs and emphasized the importance of continuing to build and promote our “speak-up culture” so that all employees feel safe to provide feedback, ask questions, raise concerns and make suggestions without fear of reprisal. We will continue to work with Ethisphere in 2022 to better understand and improve our ethical culture going forward.

Preventing financial crimes

Corruption and bribery can distort trade and inhibit economic growth, and EDC takes a strong stance against them. We abide by all laws and international guidelines that apply to us, including the Recommendation on Bribery and Officially Supported Export Credits issued by the OECD. We also actively support Canada and other leading trading nations in efforts to fight corruption.

Since introducing our Financial Crime Policy in 2017, we’ve been building our in-house capabilities and operationalizing the policy in our business to ensure that we do not knowingly support sanctioned parties or transactions that involve bribery or corruption, and to prevent our products and services from being used to further money laundering, sanctioned or fraudulent activity or terrorist financing, or to enable illicit activities.

(1)	In 2021, 328 transactions and customer onboarding reviews underwent financial crimes enhanced due diligence.

Key elements of our approach include:

•	Annual mandatory financial crime training for employees, with enhanced training for those working in specialized areas

•	An automated risk assessment tool that screens customer information for risk indicators early in our relationship with a company, and triggers enhanced due diligence by EDC’s subject matter experts if there are financial crime risk flags(1)

•	Clear risk escalation standards for fast decision-making

•	Ongoing monitoring of counterparties and transactions

•	Resources for companies on how to protect themselves against threats to business integrity, including blog posts and links to internationally accepted guidance

In 2021, we continued to build out our financial crime program with an emphasis on incorporating best practices without hindering business flow or customers’ growth plans. This included, for example, using data analytics and automation to identify situations where the risks of financial crime are higher and enhanced due diligence is required, and applying simplified measures where risks are lower.

Through the reorganization of our Corporate Sustainability Group (page 28), increased training for frontline employees and expanded delegation of authority, we also improved our ability to give customers the timely support they may need—ensuring that financial crime risk is considered earlier in our relationship with them.

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Risk management

As Canada’s export credit agency, EDC is in the business of taking risk; it’s through the assumption of risk that we’re able to help Canadian companies take on the world. Our business activities expose us to financial, operational and strategic risks, including ESG risks, across a diverse economic and political landscape. As we pursue new business opportunities, we must be vigilant in our efforts to identify and assess risks and manage them prudently—so as to protect our business, our reputation and the Canadian exporters we serve.

We take a practical approach to risk management that emphasizes quantifying risk so we can understand it and, therefore, take on more, letting the business flow while maintaining good governance, and removing excess complexity by simplifying. A number of initiatives undertaken in 2021 supported these principles:

•	Developed self-service tools for EDC business lines to help them account for risk in their financial analyses

•	Aligned our Risk Appetite Statement with EDC’s 2030 Strategy, enhancing the quantitative and qualitative metrics, and simplifying the language so it can be more broadly understood and applied in an objective manner

•	Created a new quarterly integrated risk report that consolidates financial, strategic and operational risks and facilitates better risk discussions at the board and senior management levels

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Corporate governance

As a commercial and financial Crown corporation, EDC is governed by a board of directors whose representatives are primarily from the private sector. The board’s responsibility is to supervise the direction and management of EDC, support the development of strategy and oversee its execution as outlined in EDC’s Corporate Plan.

EDC’s board is composed of seasoned professionals in the fields of business, finance, banking, insurance, human resources, technology, investment, policy and risk management. Members possess deep knowledge and understanding of various sectors including finance, banking, insurance, mining, energy, manufacturing, technology, marketing and retail. Their collective experience is leveraged to help inform EDC’s business direction.

Board stewardship

The board plays the important role, along with the Executive Management team, of ensuring that the corporation’s strategic direction and Corporate Plan are aligned with the Government of Canada’s trade priorities. Board members also act as a link between EDC and the shareholder, the Government of Canada. In this regard, the board is informed by guidance from the Minister of International Trade,

Export Promotion, Small Business and Economic Development through the annual Statement of Priorities and Accountabilities (SPA). The SPA complements the ongoing dialogue between EDC and its shareholder.

The 2022–2026 Corporate Plan was approved by the board in the fall of 2021.

Public policy objective and legislated mandate

EDC’s mandate, powers and objectives are established by statute of the Parliament of Canada through the Export Development Act.

Accountability and operations

With the exception of the President and CEO, the board is independent of EDC’s management. The two entities have an effective working relationship, with the board regularly reviewing the allocation of responsibilities. The EDC bylaw regulates board proceedings and establishes matters for which the board has reserved authority. The Board Charter elaborates on the board’s stewardship roles and responsibilities and provides additional detail on board proceedings.

At each board and committee meeting, time is reserved for directors to meet in camera with the CEO and separately without the CEO. The Audit Committee meets in camera in three sessions: with representatives of the Office of the Auditor General of Canada; with EDC’s Senior Vice-President and Chief Internal Auditor; and as the full Audit Committee without the CEO. The Risk Management

Committee holds regular in-camera sessions with the Chief Risk Officer, as well as with the Vice-President and Chief Compliance & Ethics Officer. Additionally, directors receive agendas and materials for, and are welcome to attend, any committees of which they are not members, with the exception of the Nominating and Corporate Governance Committee, where membership and participation are reserved for the Chair and Vice-Chair of the board and the chairs of the board committees.

2021 focus areas

The board’s long-standing work to provide guidance and oversight related to EDC’s strategy, risks and opportunities created a strong foundation for the Executive Management team and the board to build on in 2021, as the corporation responded to the challenges of the ongoing pandemic and began to implement its long-term corporate strategy.

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Environmental, social and governance (ESG) and culture of ethical conduct

The board provides oversight of the corporation’s overall ESG orientation, and contributes to the ongoing evolution of its ESG Strategy. In 2021, it strengthened its own ESG governance through a review of standing committee mandates and the Board Charter, and the formal articulation of the already-delegated aspects of ESG oversight to each board committee. Overall ESG Strategy development remains at the board level. The board also strengthened its collective ESG competency through ongoing director development and certifications.

ESG was a standing item on the meeting agendas of the board and the Business Development & Performance Committee (BDPC). All other committees applied an ESG lens in fulfilling their mandates. The board received regular ESG updates from the Chief Corporate Sustainability Officer, in addition to hearing from the shareholder and civil society representatives. ESG topics discussed by the board and its committees included:

•	ESG performance reporting and roadmap

•	External perspectives on ESG

•	ESG as an enabler of EDC’s new strategy

•	EDC’s alignment with the Government of Canada’s direction on ESG matters

•	Human rights

•	Board governance of ESG

•	EDC’s Environmental and Social Risk Management Policy Framework, which includes its Climate Change Policy and its Human Rights Policy

•	Reports on the implementation of EDC’s Environmental and Social Review Directive
•	ESG assessments of, and updates on, key transactions and existing customers, including concerns that might be raised by civil society organizations

•	EDC’s climate stress testing and portfolio management

•	EDC’s progress against its carbon intensity target under the Climate Change Policy

•	EDC’s cleantech performance

•	Development of EDC’s ESG key performance indicators and dashboard reporting

•	Stakeholder engagement

Board Chair Martine Irman continued to serve as the board representative in meetings of EDC’s ESG Advisory Council, a group of distinguished experts who advise and guide EDC on its ESG practices.

More broadly, the board promotes an ethical business culture and is sensitive to conflict-of-interest concerns. The board approves EDC’s Employee Code of Conduct, which incorporates the Values and Ethics Code for the Public Sector, and receives regular reports on employee training and sign-off to confirm adherence with EDC’s Code of Conduct. Board members are also expected to carry out their roles in accordance with EDC’s Board Code of Conduct, which the board reviews and approves on an annual basis. Training of all board members on the Board Code is an annual obligation, and all board members participated in this training in 2021.

EDC directors file standing declarations of interest and refrain from discussions or voting where a real or potential conflict of interest exists. Board documents are screened to flag companies listed in the standing declarations so that transaction documents are withheld from a director who has declared an interest in a party related to that transaction.

Subsidiary oversight

The board continued to oversee EDC’s wholly owned subsidiary, Development Finance Institute Canada (DFIC) Inc./Institut de financement du développement Canada (IFDC) Inc., branded “FinDev Canada”. FinDev Canada is guided by a separate board of directors whose membership draws from the EDC board (including EDC’s President and CEO, who serves as FinDev Canada’s chair), as well as independent directors. Taken together, this board possesses a broad range of skills and experience in development finance and international markets.

Transformation and long-term strategy development

The board played a critical role in directing and overseeing the organization’s ongoing transformation, as implementation of EDC’s first-ever 10-year corporate strategy progressed. The board received regular updates on EDC’s digital modernization efforts and employee pulse survey results, and engaged with management to establish a robust roadmap for promoting the cultural change and behavioural shifts required to achieve a sustainable transformation and accelerate desired outcomes.

Notwithstanding the need to address immense short-term pressures, the board also maintained a long-term strategic view and helped guide the development of EDC’s Corporate Plan. Throughout the year, the board worked closely with the Executive Management team to examine the trends affecting Canadian trade and engage in divergent thinking about the challenges facing Canadian exporters now and into the future. This work was invaluable for advancing the evolution of the Corporation’s strategy and the development of related reporting tools and processes for ensuring effective oversight of the strategy’s execution.

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Continued response to the pandemic

The board continued to play a critical role in overseeing and providing guidance related to the organization’s response to the COVID-19 pandemic crisis and Canada’s economic recovery. As leadership focused on setting EDC’s people up for success, the board provided oversight, receiving regular reporting on aspects such as leadership communications, employee opinion survey results, future of work and change management. The board performed an effective challenge function, enabling senior management to make decisions as needed to address the demands on the organization and to support Canadian companies.

Communication with stakeholders

In a year when EDC was again required to support more Canadian businesses than ever before, maintaining high-level oversight of EDC’s stakeholder engagement was a board priority. In performing its oversight role, the BDPC received regular stakeholder engagement reports and provided guidance, while monitoring market conditions, the needs of Canadian exporters and investors, the priorities of EDC’s shareholder and the expectations of the broader stakeholder community. In response to the Government of Canada’s signing of the Statement on International Public Support for the Clean Energy Transition, the board ensured continued engagement with Canadian oil and gas producers, engaged with Mark Carney, UN Special Envoy on Climate Action and Finance, and hosted an energy regulators roundtable.

Enterprise risk management

EDC is always exploring and expanding its reach into new international markets and sectors to support trailblazing Canadian companies. As it does so, the Corporation inevitably encounters a wide variety of risks—financial, operational and strategic—across a diverse economic and political landscape. As such, enterprise risk management (ERM)—

which builds risk management practices into EDC’s everyday operations—remains a priority of the board.

Communication with the shareholder

The board continued to monitor and facilitate effective communication between EDC and its shareholder, the Government of Canada. The board welcomed the Minister of Environment and Climate Change in the spring to discuss the government’s commitments. The chair also engaged with the Minister of International Trade, Export Promotion, Small Business and Economic Development and senior officials throughout the year on a range of topics related to governance, shareholder priorities and corporate performance.

Senior management evaluation and succession

As part of its responsibilities, the board evaluates the performance of the president, senior vice-presidents and other designated positions on an annual basis. Set by the Human Resources Committee, the president’s annual performance objectives are directly related to EDC achieving objectives set out in the Corporate Plan, and are aligned with the annual Statement of Priorities and Accountabilities. The Human Resources Committee reviews the president’s performance based on these objectives, and makes recommendations to the board. The board in turn provides the government with recommendations related to the president’s performance rating, salary and variable pay. The Human Resources Committee also reviews performance and compensation of senior management and certain other positions on an annual basis, and it reviews talent management plans and business continuity plans.

In addition, the board oversees senior management succession. The succession plan, as developed by management and approved by the Human Resources Committee, is a factor in senior appointments.

Committee mandates and reports

EDC welcomed one new member, Mr. Richard Payette, to its board in 2021. The board continues to be gender balanced, reflecting the organization’s commitment to inclusion, diversity and equity (ID&E).

The board is supported by six board committees, and regularly reviews their mandates and terms of reference, which are described below.

The Audit Committee ensures the board fulfills its mandate in financial matters, as well as reviewing any investigations by the Chief Internal Auditor, approves the plans for internal and external auditors, and ensures adequate resources. The Audit Committee approves and monitors important capital and administrative expenditures, reviews the implications of new accounting policies, and reviews internal and external audit results. The committee approves quarterly financial statements for public release. All Audit Committee members are financially literate and independent of EDC management.

The committee, chaired by Robert McLeese, held six regular meetings in 2021. Key areas of focus included financial forecasting and developments in the global economy stemming from the pandemic, digital transformation, and ongoing organizational efforts to implement changes in international accounting standards. The Audit Committee provided regular reports to the board and engaged frequently with the Chief Internal Auditor and representatives of the Office of the Auditor General of Canada.

The Business Development and Performance Committee engages with management, and acts as an advisory body to the board, to ensure that business performance is aligned with the Corporation’s strategic direction. The committee provides strategic policy direction as to how EDC can best continue to meet the evolving needs of Canadian exporters

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and investors, oversees the execution of the Corporation’s strategy, and monitors performance against approved business strategies, plans and policies.

The committee, chaired by Pierre Matuszewski, held six regular meetings in 2021. Key areas of focus included reporting on business performance metrics, ESG performance reporting, emerging trends across Canadian industry, business transformation, marketing and business line strategies, economic outlooks impacting EDC and its customers, stakeholder engagement, and the Government of Canada’s pandemic response and post-pandemic economic recovery plans and related expectations of EDC.

The Human Resources Committee supports the board’s oversight of human resources strategic planning and approves the management succession plan, employee and executive compensation, and measures and targets for the corporate incentive program. It sets objectives and advises the board on the assessment of the president’s performance, and oversees the design, investment strategy and performance of pension plans for employees.

The committee, chaired by Karna Gupta, held six regular meetings in 2021. EDC wishes to thank Ms. Heather Culbert for serving as chair of the committee until April 2021. Under Ms. Culbert’s stewardship, many human resources milestones were achieved by the organization. Her time and dedication throughout her tenure are truly appreciated.

Key areas of focus in 2021 included the implementation of EDC’s ID&E strategy, the health, safety and well-being of EDC and FinDev Canada employees during the pandemic, organizational culture and the future of work direction.

The Risk Management Committee supports the board’s oversight of the prudent management of EDC’s capital structure, including the management of credit, market and other enterprise risks. The committee oversees and recommends updates to the internal policy framework governing authorization of EDC’s business activities, and it oversees the authorizations that EDC requires in order to undertake specific transactions. It reviews and recommends transactions requiring board approval and monitors compliance with the Environmental and Social Review Directive. It also oversees EDC’s compliance and ethics programs and receives updates on portfolio management activities.

The committee, chaired by Lindsay Gordon, held six regular meetings in 2021. Key areas of focus included capital management, enterprise-wide stress testing, climate stress testing, organizational cybersecurity, transformation, and EDC’s compliance and ethics programs. EDC wishes to thank Ms. Darlene Thibault for her time and dedication in serving as chair of the committee until March 2021.

The Nominating and Corporate Governance Committee handles matters relating to EDC’s governance regime. It provides input on the ethics program for directors, selection criteria for appointments of the president and the chair, profiles of the desirable skills and experience required of directors, consideration of board candidates, and board orientation and education programs. It oversees the governance of EDC subsidiaries and the assessment of board effectiveness, monitors relations with management, and reviews the membership and mandates of committees.

The committee, chaired by the Board Chair, Martine Irman, held three meetings in 2021. Key areas of focus included overall board governance, governance of ESG matters, renewal of both the EDC and FinDev Canada boards, and the undertaking of the bi-annual governance assessment of the board.

The Executive Committee has the authority to exercise certain board powers, and meets only if necessary to deal with urgent matters that arise between board meetings. The committee, chaired by Board Chair, Martine Irman, did not hold any meetings in 2021.

Director remuneration

Compensation paid to directors is set by Order-in-Council. The chair and other independent directors receive an annual retainer for their services and for attending committee and board meetings, plus a fixed per diem for travel time. The following compensation schedule has been in place since 2000, in accordance with Treasury Board Guidelines:

•	Chair of the Board: annual retainer of $12,400; $485 per diem

•	Other directors: annual retainer of $6,200; $485 per diem

•	Chairs of committees (other than Executive Committee) and Vice-Chair of the Board: base retainer plus $2,000

Directors are reimbursed for reasonable out-of-pocket expenses while performing their duties, including travel, accommodations and meals. Each board member serves on multiple committees. There were 10 board meetings (six regular and four special) and 27 committee meetings in 2021. All board operations were conducted virtually as a result of the travel restrictions and operational constraints stemming from the pandemic, with the exception of the October and December meetings. These two meetings were conducted using a hybrid approach with some directors attending in person with management, and others participating virtually by video conference.

The total remuneration paid to independent directors including the chair (annual retainers plus per diems) was $255,133 in 2021, compared to $252,261 in 2020. The total for business travel, promotion and meeting expenses paid to board members plus meeting expenses for the board and committees was $128,292 in 2021, compared to $43,304 in 2020 (both figures are exclusive of the expenses of the president). The total for the president’s business travel and hospitality expenses in 2021 was $22,289, compared to $23,508 in 2020.

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Membership and attendance of EDC Board of Directors Committees in 2021

	Total Compensation (retainer plus per diem payments)	Audit Committee Meeting (3 = quorum)	Business Development & Performance Committee Meeting (3 = quorum)	Human Resources Committee Meeting (3 = quorum)	Nominating & Corporate Governance Committee Meeting (3 = quorum)	Risk Management Committee Meeting (4 = quorum)	Board of Directors Meeting (6 = quorum)

Boivin, Pierre	$ 18,203.75		6/6			6/6	10/10

Culbert, Heather	$ 25,356.25	6/6		5/6	3/3		8/10

Gordon, Lindsay	$ 21,173.75	5/6		5/6	3/3	6/6	10/10

Gupta, Karna	$ 20,143.15	6/6	6/6	6/6	1/1		9/10

Irman, Martine	$ 25,131.25			6/6	3/3	5/6	10/10

Lavery, Mairead	n/a			6/6		6/6	10/10

MacWilliam, Karen	$ 18,446.25	6/6				6/6	10/10

Matuszewski, Pierre	$ 22,750.00		6/6	6/6	3/3	6/6	10/10

McLeese, Robert	$ 21,295.00	6/6			3/3	6/6	10/10

Payette, Richard	$ 17,119.30	5/5	5/5				9/9

Sharma, Manjit	$ 16,896.25	6/6	6/6				10/10

Stairs, Andrea	$ 16,991.25		5/6	4/6			8/10

Thibault, Darlene	$ 2,995.50	1/1				1/1	1/1

Yuers, Kari	$ 19,416.25	6/6	6/6				10/10

TOTAL	$245,917.95

EXINVEST	$ 9,215.00

TOTAL	$255,132.95

The EXINVEST per diem amount includes amounts paid for both the 2020 and 2021 EXINVEST Annual Meetings as no per diem was paid in 2020.

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Board of Directors

Martine Irman

(Chair)

Toronto, Ontario

Pierre Boivin

Sainte-Foy, Quebec

Heather J. Culbert

(Vice-Chair)

Calgary, Alberta

Lindsay Gordon

Vancouver, British Columbia

Karna Gupta

Oakville, Ontario

Karen MacWilliam

Wolfville, Nova Scotia

Pierre Matuszewski

Montreal, Quebec

Robert S. McLeese

Toronto, Ontario

Richard Payette

Montreal, Quebec

Manjit Sharma

Toronto, Ontario

Andrea Stairs Krishnappa

Toronto, Ontario

Darlene Thibault

(term concluded in March 2021)

Laval, Quebec

Kari Yuers

Vancouver, British Columbia

Executive Management team

Mairead Lavery

President and Chief Executive Officer

Carl Burlock

Executive Vice-President and

Chief Business Officer

Marsha Acott

Interim Senior Vice-President and

Chief Financial Officer

Lorraine Audsley

Senior Vice-President and Chief Risk Officer, Global Risk Management

Stephanie Butt Thibodeau

Senior Vice-President,

People and Culture

Jacques Chamberland

Senior Vice-President and

Chief Transformation Officer

Justine Hendricks

Chief Corporate Sustainability Officer and Senior Vice-President, Sustainable Business and Enablement

Ken Kember

Senior Vice-President, Finance and

Chief Financial Officer

Sven List

Senior Vice-President, Trade Connections

Dan Mancuso

Senior Vice-President,

Financing and Investments

Julie Pottier

Senior Vice-President, Small Business, Commercial Markets and Partnerships

Todd Winterhalt

Senior Vice-President, Communications, Marketing and Corporate Strategy Officer

Clive Witter

Senior Vice-President, Insurance and

Working Capital Solutions

76 EDC 2021 Integrated Annual Report Management’s Discussion and Analysis ECONOMIC OVERVIEW 77 FINANCIAL RESULTS OVERVIEW 78 Impact of Foreign Exchange Translation on Financial Results 78 FINANCIAL PERFORMANCE 79 Net Financing and Investment Income 79 Net Insurance Premiums and Guarantee Fees 80 Other (Income) Expenses 81 Provision for (Reversal of) Credit Losses 81 Net Claims-Related Expenses (Recovery) 82 Administrative Expenses 82 FINANCIAL CONDITION 83 Statement of Financial Position Summary 83 MANAGEMENT’S Corporate Plan Discussion 84 Portfolio Exposures and Credit Quality 86 Concentration of Exposure 86 DISCUSSION Financing Portfolio 86 Insurance Portfolio 89 Marketable Securities and Derivative Instruments 92 Capital Management 93 Investor Relations 94 Off Balance Sheet Arrangements 94 Financial Instruments 95 Management’s Discussion and Analysis (MD&A) Risk Management Overview 95 should be read in conjunction with our audited Risk Governance, Oversight consolidated financial statements and related and Design 96 notes for the year ended December 31, 2021. Board and Its Committees 96 Management and Its Key All amounts are expressed in Canadian dollars. Risk Committees 96 Key Risk Management Groups 97 CAUTION REGARDING Risk Taxonomy 98 FORWARD-LOOKING STATEMENTS Financial Risk Management 98 This document contains projections and other Operational Risk Management 103 Strategic Risk Management 103 forward-looking statements regarding future events. Such statements require us to make CRITICAL ACCOUNTING POLICIES assumptions and are subject to inherent risks and AND ESTIMATES 104 uncertainties. These may cause actual results to Change in Accounting Standards 104 differ materially from expectations expressed in Non-IFRS Performance Measures 105 the forward-looking statements. SUPPLEMENTAL INFORMATION 106 354165-001 19Apr22 12:32 Page 76

▶	77	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Economic Overview

ECONOMIC OVERVIEW

The global economy made progress in 2021, posting 5.9% growth. Following the sharpest decline ever recorded in 2020, most countries grew at an accelerated pace in 2021. As availability increased, vaccination rates picked up rapidly in many advanced countries. New COVID-19 variants kept healthcare systems stretched and economies from fully recovering. Governments cautiously scaled-back support programs, household savings accumulated, and consumer spending picked up resulting in more purchases of durable goods. Global supply chains continue to face immense pressures with limited resources and soaring demand. Shortages of key inputs including lumber, metals and semiconductors are pushing prices to record levels. Global oil prices have more than fully recovered as activity resumed. In response, central banks have either ended balance sheet expansion or announced a targeted stop to asset purchases, with some raising rates. However, the new Omicron variant is a key risk to the short-term outlook as infection rates remain at high levels. Many countries re-enacted public health measures toward the end of the year. Unfortunately, the strong but uneven recovery lost speed with a resurgence of infections and severe labour shortages.

The United States economy is recovering, with employment and labour force participation improving but still below pre-pandemic levels. U.S. real GDP growth is estimated to have grown by 5.6%. The Federal Reserve began to wind down its quantitative easing programs and maintained their key policy interest rate at the target range of 0% to 0.25%. The U.S. consumer is leading G7 durable goods spending fueled by massive accumulated savings. This is driving inflation to multi-decade highs.

Europe’s economy experienced GDP growth in 2021 of 5.2%, despite the wide spread of COVID-19 cases and lower manufacturing output. The Bank of England raised its policy rate in December 2021. In Asia, strict COVID-19 containment policies and regional outbreaks dampened manufacturing output and contributed to major delays.

Canada’s economy expanded by 4.7% in 2021. Supply-chain shortages weakened Canada’s trade in automobiles and the ability to meet durable goods demand. However, merchandise exports had another year of strong momentum, growing by approximately 11% in nominal terms, but services remain well below pre-pandemic levels. The Bank of Canada was among the first to scale back its asset purchase programs as the economy improved, while keeping its policy rate at its effective lower bound. New COVID-19 variants have kept employment, exports, and consumer spending from reaching a full recovery more quickly. The Canadian housing market is still experiencing higher price growth due to sustained demand. The Canadian dollar has appreciated since the start of the pandemic and averaged 80 cents per U.S. dollar in 2021.

A number of measures were announced by the Government of Canada starting in March 2020 to increase our capacity to help Canadian companies facing financial challenges brought on by the global response to COVID-19. These measures include the activation of the Business Credit Availability Program (BCAP) which increases business volumes in the commercial financing and insurance programs through our existing suite of financial solutions, and the expansion of our domestic capabilities to enable us to help Canada’s financial institutions provide financing and credit solutions to Canadian businesses, helping even more companies raise the credit necessary to survive this unprecedented crisis.

Due to the improving economic environment, EDC’s allowance for credit losses in the loan portfolio decreased 34% to $1.9 billion in 2021. Improvements in our macroeconomic forecast and the impacts of net repayments in our loan portfolio contributed to a decrease in allowance requirements. In addition, the net premiums and claims liabilities for our insurance programs decreased by $110 million largely due to the reduction in the COVID-19 risk adjustment partly offset by changes in portfolio composition. The improving economic environment also contributed to the strong market performance experienced in our equity investments portfolio which had realized and unrealized gains of $706 million in 2021.

▶	78	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Financial Results Overview

FINANCIAL RESULTS OVERVIEW

Our net income for the year was $2,287 million compared to net loss of $1,352 million in 2020.

for the year ended December 31 (in millions of Canadian dollars)	2021	2020

Net financing and investment income	1,211	1,223

Net insurance premiums and guarantee fees(1)	349	285

Realized gains(2)	315	116

	1,875	1,624

Administrative expenses	619	556

Provision for (reversal of) credit losses	(554)	2,083

Net claims-related expenses (recovery)	(51)	416

Income (loss) before unrealized gains	1,861	(1,431)

Unrealized gains on financial instruments(2)	(426)	(79)

Net income (loss)	$ 2,287	$ (1,352)

(1) Includes loan guarantee fees.

(2) Included in Other (Income) Expenses on the Consolidated Statement of Comprehensive Income.

Items of note were as follows:

Reversal of provision for credit losses of $554 million in 2021 compared to a provision for credit losses of $2,083 million in 2020. The reversal of provision for credit losses in 2021 was primarily due to improving economic conditions as the economy emerges from the COVID-19 pandemic, net loan repayments and a change in the loss given default model for our aerospace portfolio.

Net insurance premiums and guarantee fees increased by $64 million compared to the prior year primarily due to the COVID-19 support being available for a full year in 2021 compared to being partially available in 2020 as a result of the timing of the pandemic. The COVID-19 support contributed to increases in loan guarantee fees and insurance premiums in our credit insurance and international trade guarantee solutions. Our credit insurance solution also had additional business undertaken in the wholesale & retail trade and manufacturing sectors which contributed to the overall increase.

Realized gains on financial instruments were $315 million in 2021, an increase of $199 million compared to the prior year, mainly due to strong performance and the level of maturity in our private equity and venture capital investment portfolio.

Unrealized gains on financial instruments were $426 million in 2021, an increase of $347 million compared to the prior year, mainly due to the volatility associated with our financial instruments carried at fair value through profit or loss. This included unrealized gains of $381 million as a result of strong performance in our investments portfolio.

Net claims-related recovery of $51 million compared to net claims-related expense of $416 million in 2020 mainly due to a reduction in the allowance for claims on insurance primarily as a result of a decrease in the COVID-19 risk adjustment partially offset by changes in portfolio composition.

Administrative expenses increased $63 million from the prior year as we embarked on a strategic transformation where our primary focus is to help medium sized exporters scale and grow their international success. In addition, we are creating and implementing a new digitally enabled operating model for micro and small exporters that will allow us to further extend our reach and effectiveness in understanding and meeting their needs to drive better trade outcomes for Canada. These objectives require significant investment in a number of areas including the enhancement of our digital capabilities. This resulted in higher human resource costs and professional services in 2021. Furthermore, additional resources were also required in order to support our programs in response to the COVID-19 pandemic.

Impact of Foreign Exchange Translation on Financial Results

The Canadian dollar relative to the U.S. dollar ended the year at $0.79, consistent with the rate at the end of 2020. Our assets and liabilities are primarily denominated in U.S. dollars and are translated to Canadian dollars at rates prevailing at the Consolidated Statement of Financial Position date. Our business facilitated and the components of net income are translated into Canadian dollars at average exchange rates. The Canadian dollar averaged $0.80 against the U.S. dollar in 2021 compared to $0.75 for 2020.

▶	79	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Financial Performance

Comparative Figures

During the third quarter of 2021, EDC implemented the North American Industry Classification System (NAICS). The objective of the system is to improve and give greater uniformity to the structure and presentation of supporting financial information through a widely used and accepted industry classification system. This new classification of industries resulted in the reclassifications of comparative information within the MD&A and the Notes to the Consolidated Financial Statements.

FINANCIAL PERFORMANCE

Net Financing and Investment Income

Loan Revenue

Loan revenue was $1,462 million in 2021, a decrease of $368 million from 2020 primarily due to a decrease in loan yields and a decrease in the overall size of the loan portfolio.

The total loan yield was 2.95%, a decrease of 35 basis points compared to the previous year primarily due to lower U.S. interest rates. U.S. rates had been cut rapidly and significantly by the U.S. Federal Reserve as part of its support package to help stabilize the economy throughout the COVID-19 pandemic.

The average carrying balance of our loans receivable decreased 11% in 2021 mainly due to net loan repayments and foreign exchange translation, as well as principal recoveries from loan sales undertaken to reduce our exposure in carbon intense industries.

Loan Revenue

Components of the change in loan revenue from 2020		Total Performing Loan Yield

(in millions of Canadian dollars)	2021
Decrease in revenue from lower yield	(221)
Decrease in portfolio size	(108)
Foreign exchange impact	(56)
Decrease in performing loan interest revenue	(385)
Increase in loan fee revenue	12
Increase in impaired revenue	5
Net change in loan revenue	$ (368)

For a breakdown of loan interest yield on our fixed and floating rate portfolios, refer to Table 1 in Supplemental Information.

Marketable Securities Revenue

We maintain a marketable securities portfolio in order to meet our liquidity requirements.

Our marketable securities revenue consists of income earned on short-term instruments, bonds and government securities held during the year.

Marketable securities revenue was $82 million in 2021, a decrease of $83 million from the prior year mainly due to a decrease in yields. The portfolio is mainly sensitive to short-term U.S. Treasury rates, as these rates continued to decrease in 2021, the yield on our marketable securities portfolio decreased from 1.28% in 2020 to 0.80% in 2021.

Marketable Securities Revenue

▶	80	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Financial Performance

Components of the change in marketable securities revenue from 2020

(in millions of Canadian dollars)	2021

Decrease in revenue from lower yield	(60)

Decrease in portfolio size	(17)

Foreign exchange impact	(6)

Net change in marketable securities revenue	$ (83)

Interest Expense

Our interest expense includes the cost of our debt and related derivatives. Interest expense totalled $324 million in 2021, a decrease of $436 million from 2020 mainly as a result of a lower cost of funds as well as a lower average portfolio size.

Our cost of funds decreased from 1.34% to 0.73% primarily due to a decrease in average yields for the year as a result of lower global interest rates in response to the COVID-19 pandemic. Debt yields on our floating rate portfolio have also declined to 0.40% in 2021 from 1.18% in 2020.

The average balance of our debt and derivatives decreased by $12.4 billion in 2021 largely as a result of the capital injection received in the fourth quarter of 2020.

Interest Expense

Components of the change in interest expense from 2020

(in millions of Canadian dollars)	2021

Decrease in expense from lower cost of funds	(342)

Decrease in portfolio size	(68)

Foreign exchange impact	(26)

Net change in interest expense	$ (436)

Net Finance Margin

The net finance margin represents net financing and investment income expressed as a percentage of average income earning assets. Net financing and investment income consists of loan, marketable securities and investment revenues net of interest expense and financing related expenses.

The net finance margin for 2021 was 1.95%, an increase of 20 basis points compared to the prior year. While both the average balance of our loans receivable portfolio and our debt portfolio were lower in 2021 impacting both loan revenue and interest expense, the decline for our debt portfolio was larger mainly due to the capital injection received as previously discussed. In addition, the decline in interest rates impacted our cost of funds more rapidly than our revenue due to timing.

Net Finance Margin

For a breakdown of net finance margin, refer to Table 2 in Supplemental Information.

Net Insurance Premiums and Guarantee Fees

Net premium and guarantee fee revenue earned in our insurance program totalled $252 million in 2021, an increase of $22 million compared to 2020. The increase primarily reflects the business conducted with small and medium sized enterprises (SMEs) through our COVID-19 pandemic support, as well as additional business undertaken for our credit insurance and international trade guarantee solutions.

Net insurance premiums and guarantee fees earned under our international trade guarantee solution totalled $115 million, an increase of $16 million from 2020 largely due to our response to the COVID-19 pandemic in the resources, manufacturing, utilities and construction sectors.

Net insurance premiums earned under our credit insurance solution totalled $123 million, an increase of $11 million from 2020 mainly due to increased activity in the wholesale & retail trade and manufacturing sectors.

For the breakdown of insurance premiums and guarantee fees, refer to Table 3 in Supplemental Information.

▶	81	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Financial Performance

Other (Income) Expenses

Other income in 2021 totalled $741
million compared to $195 million in
2020.

We use a variety of financial
instruments, including derivatives, to
manage our interest rate and foreign
exchange risk. Our marketable
securities, derivatives and the majority
of our loans payable are held at fair
value, whereas our loans receivable
are held at amortized cost. As a result
of the differing accounting treatment,
fluctuations in market rates result in
unrealized gains and/or losses on
those instruments carried at fair value,
resulting in volatility in other
(income) expenses. In 2021, we
recorded net unrealized gains of $45
million compared to unrealized losses
of $144 million in 2020. Refer to page
101 for further discussion on our
derivatives.

(in millions of Canadian dollars)	2021	2020
Net realized (gains) losses
Investments	(325)	(24)
Marketable securities	(27)	(102)
Sale of loan assets	37	10
Foreign exchange translation	2	(2)
Other	(2)	2
Total net realized (gains) losses	(315)	(116)
Net unrealized (gains) losses
Investments	(381)	(204)
Marketable securities	177	(114)
Loans payable	(508)	395
Derivatives	286	(137)
Fair value adjustments on loan disbursements	–	(19)
Total net unrealized (gains) losses	(426)	(79)
Total	$ (741)	$ (195)

Within our Equity Investments portfolio, we recorded realized gains of $325 million (2020 – $24 million) and unrealized gains of $381 million (2020 – $204 million) in 2021. These increases are primarily due to strong market performance and the level of maturity in our private equity and venture capital investments portfolio. The realized gains were primarily related to direct investments that either had an initial public offering or were acquired during the year while the unrealized gains were primarily experienced in our fund portfolio as a result of strong market conditions that resulted in higher fair values.

Net realized and unrealized losses in our marketable securities portfolio were $150 million in 2021 compared to net realized and unrealized gains of $216 million in 2020 mainly due to increases in market rates used to value the portfolio.

Provision for (Reversal of) Credit Losses

We recorded a reversal of provision for credit losses of $554 million related to our loan portfolio in 2021 primarily due to improving economic conditions as the economy emerges from the COVID-19 pandemic, net loan repayments and a change in the loss given default model for our aerospace portfolio. The reversals were partially offset by new impairments in the commercial properties and transportation and storage industries. In 2020 the impact of the downward credit migration due to the COVID-19 pandemic resulted in a provision charge of $2,083 million.

(in millions of Canadian dollars)	2021	2020

Remeasurements(1)	(245)	1,778

Updated loss given default models(1)	(107)	219

New originations(2)	292	612

Net repayments and maturities(2)	(494)	(526)

Provision for (reversal of) credit losses	$ (554)	$ 2,083

(1)  Refer to Note 5 of the consolidated financial statements.

(2)  Represents provision requirement (release) as a result of repayments, performing loan sales, disbursements and new financing commitments.

▶	82	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Financial Performance

Activity by industry within the provision for credit losses during the year was as follows:

Provision for (reversal of) credit losses by industry

(in millions of Canadian dollars)	Performing	Impaired	2021 Total	Performing	Impaired	2020 Total

Manufacturing	(231)	(29)	(260)	163	38	201

Transportation and storage	(179)	53	(126)	515	123	638

Information	(38)	(49)	(87)	53	240	293

Finance and insurance	(21)	(26)	(47)	20	28	48

Professional services	(35)	(9)	(44)	1	3	4

Commercial properties	(77)	113	36	106	–	106

Resources	12	(46)	(34)	38	285	323

Wholesale and retail trade	(32)	3	(29)	28	51	79

Other	34	5	39	47	35	82

Total Commercial	(567)	15	(552)	971	803	1,774

Sovereign	(2)	–	(2)	309	–	309

Total	$ (569)	$ 15	$ (554)	$ 1,280	$ 803	$ 2,083

For a breakdown of the provision for (reversal of) credit losses, refer to Table 4 in Supplemental Information.

Net Claims-Related Expenses (Recovery)

We recorded net claims-related recoveries of $51 million in 2021, compared to net claims-related expenses of $416 million in the prior year. The change in our net allowance for claims for 2021 is mainly the result of a reduction in the COVID-19 pandemic risk adjustment partly offset by changes in portfolio composition. Claims paid in 2021 included $49 million of claims paid to small- and medium-sized exporters.

(in millions of Canadian dollars)	2021	2020

Claims paid	54	164

Claims recovered	(18)	(27)

Increase (decrease) in the net allowance for claims on insurance	(122)	285

(Increase) decrease in reinsurers’ share	33	(6)

(Increase) decrease in recoverable insurance claims	1	(3)

Claims handling expenses	1	3

Total net claims-related expenses (recovery)	$ (51)	$ 416

Administrative Expenses

Administrative expenses for 2021 totalled $619 million, an increase of $63 million from the prior year mainly as a result of our strategic transformation beginning in 2021 as well as supporting the COVID-19 programs as previously discussed.

The Productivity Ratio (PR) captures how well we use our resources and ultimately manage our costs. The 2021 PR decreased to 31.4% which was better than our Corporate Plan projection as our net revenue was higher than originally planned mainly due to an increase in realized gains in our investments portfolio. Administrative expenses decreased by $94 million compared to Plan mainly due to timing delays for certain projects included in our strategic transformation resulting in a reduction in professional services costs as well as lower human resource and associated costs due to lower headcount than was anticipated in the Plan.

Administrative Expenses

▶	83	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Financial Condition

FINANCIAL CONDITION

Statement of Financial Position Summary

Total assets were $60.6 billion at the end of 2021, a decrease of $7.1 billion from 2020, mainly due to a decrease in loans receivable, cash and marketable securities and derivative instruments, partially offset by a decrease in the allowance for losses on loans.

Loans receivable decreased by $6.4 billion from 2020, mainly due to net loan repayments of $4.8 billion and foreign exchange translation of $1.2 billion. The $4.8 billion in net loan repayments included $1.1 billion on revolving credit facilities, which were initially drawn in 2020 to preserve liquidity in response to the COVID-19 pandemic. As conditions improved into 2021 and concerns about liquidity eased, most of these facilities were repaid.

as at December 31 (in millions of Canadian dollars)	2021	2020

Cash and marketable securities	9,289	10,745

Derivative instruments	1,139	2,126

Loans receivable	48,345	54,722

Allowance for losses on loans	(1,760)	(2,630)

Investments	2,707	2,032

Other	895	702

Total Assets	$ 60,615	$ 67,697

Loans payable	43,525	45,020

Derivative instruments	1,003	1,623

Premium and claims liabilities	670	820

Other liabilities	777	944

Equity	14,640	19,290

Total Liabilities and Equity	$ 60,615	$ 67,697

Allowance for losses on loans decreased by $870 million compared to 2020 primarily due to an improvement in macroeconomic conditions, net repayments in our loan portfolio, as well as loan modifications which resulted in derecognition and removal of the associated allowance.

Loans payable decreased by $1.5 billion from the prior year primarily due to a decrease in our loans receivable balance, as our debt requirements are largely driven by our loan portfolio, partially offset by new debt required to fund dividend payments. In 2020, we received capital injections that were primarily used to pay down existing debt and in 2021 we made dividend payments, totalling $7.3 billion that were partially funded by new debt. The dividend payments also resulted in a reduction of equity when compared with December 2020. Please refer to page 93 for a more comprehensive discussion on our capital management.

▶	84	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Financial Condition

Corporate Plan Discussion

(2022 discussion based on Corporate Plan submitted in 2021; numbers may vary from final approved Corporate Plan)

The following section discusses our 2021 results and financial position in comparison to Corporate Plan projections. We begin by looking back to our 2021 Corporate Plan and compare actual results to what was expected. Then we look forward to 2022 and provide an explanation of where we anticipate changes from our 2021 results and financial position.

Financial Performance

for the year ended December 31 (in millions of Canadian dollars)	2022 Corporate Plan	2021 Actual Results	2021 Corporate Plan

Net financing and investment income	1,168	1,211	1,250

Net insurance premiums and guarantee fees*	351	349	396

Other (income) expenses	(23)	(741)	91

Administrative expenses	682	619	713

Provision for (reversal of) credit losses	(166)	(554)	608

Net claims-related expenses (recovery)	175	(51)	300

Net income (loss)	851	2,287	(66)

Other comprehensive income	33	343	39

Comprehensive income (loss)	$ 884	$ 2,630	$ (27)

* Includes loan guarantee fees.

2021 Corporate Plan

Net income for 2021 was $2,287 million compared to the 2021 Corporate Plan net loss of $66 million. Items of note are as follows:

•	Other income was $832 million higher than the Corporate Plan due to realized and unrealized gains on our investments portfolio as well as the volatility associated with our other financial instruments carried at fair value through profit or loss. Due to the difficulty in estimating this volatility, a forecast for unrealized gains and losses is not included in the Corporate Plan.

•	The reversal of credit losses of $554 million compared to the $608 million provision charge in the Corporate Plan is primarily due to an improvement in economic conditions, net loan repayments and a change in the loss given default model for our aerospace portfolio. The Corporate Plan reflected increased risk stemming from the COVID-19 pandemic however the economic outlook has improved more than anticipated.

•	Other comprehensive income was $304 million higher than Plan due to an increase in the discount rates used to value our pension obligations and positive returns on plan assets.

•	We recorded a net claims-related recovery of $51 million compared to net claims-related expenses of $300 million in the Corporate Plan mainly due to a reduction in net claims paid as well as a decrease in the allowance for claims on insurance as a result of a reduction to the COVID-19 risk adjustment.

•	Administrative expenses decreased by $94 million compared to Plan mainly due to timing delays for certain projects included in our strategic transformation resulting in a reduction in professional services costs as well as lower human resource and associated costs due to lower headcount than was anticipated in the Plan.

•	Net insurance premiums and guarantee fees were $47 million lower than the Corporate Plan primarily due to lower business facilitated than anticipated in our Business Credit Availability Program, partially offset by an increase in premiums for our international trade guarantee and credit insurance solutions as previously discussed.

▶	85	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Financial Condition

2022 Corporate Plan

Net income for 2022 is planned to be $851 million, a decline of $1,436 million compared to 2021. Items of note are as follows:

•	Other income is expected to be $23 million in 2022 compared to $741 million in 2021 mainly due to realized and unrealized gains on our financial instruments in 2021 as previously discussed. The level of realized gains on investments in 2021 is not expected to reoccur in 2022. In addition, due to the volatility and difficulty in estimating unrealized gains and losses, a forecast for these amounts is not included in the Corporate Plan.

•	We are projecting a reversal of credit losses of $166 million in 2022 compared to $554 million in 2021. Although we expect further improvements in our loan portfolio, they will not be as significant as in 2021.

•	Net claims-related expenses are expected to increase by $226 million as we are expecting an increase in claims activity due to our ongoing COVID-19 support.

•	Administrative expenses are expected to be $63 million higher in 2022 due to the ongoing strategic transformation as previously discussed.

Financial Position

as at December 31 (in millions of Canadian dollars)	2022 Corporate Plan	2021 Actual Results	2021 Corporate Plan

Cash and marketable securities	7,703	9,289	8,916

Derivative instruments	1,855	1,139	1,733

Loans receivable	48,795	48,345	53,985

Allowance for losses on loans	(1,458)	(1,760)	(1,723)

Investments	2,522	2,707	1,679

Other assets	556	895	693

Total Assets	$ 59,973	$ 60,615	$ 65,283

Loans payable	45,106	43,525	46,305

Derivative instruments	894	1,003	2,018

Premium and claims liabilities	542	670	805

Other liabilities	765	777	923

Equity	12,666	14,640	15,232

Total Liabilities and Equity	$ 59,973	$ 60,615	$ 65,283

2021 Corporate Plan

Loans receivable for 2021 were $5.6 billion less than projected in the Corporate Plan mainly due to higher net loan repayments than anticipated and foreign exchange translation.

Investments for 2021 were $1.0 billion higher than Plan largely as a result of new private equity investments.

Loans payable were $2.8 billion less than the Corporate Plan mainly due to a decrease in loans receivable, as our debt requirements are largely driven by our loan portfolio, and foreign exchange translation partially offset by new debt required to fund the dividend payments.

2022 Corporate Plan

The 2022 Corporate Plan is projecting a decrease in cash and marketable securities and an increase in loans payable due to anticipated share buybacks. For further discussion on the share buybacks refer to page 94.

▶	86	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Financial Condition

Portfolio Exposures and Credit Quality

CONCENTRATION OF EXPOSURE

EDC’s total exposure at the end of 2021 was $108 billion, a decrease of $13 billion from 2020 primarily due to a decrease in financing commitments of $5.1 billion and net loan repayments of $4.8 billion. The exposure within Canada increased from 26% in 2020 to 28% in 2021 primarily due to an increase in credit insurance and international trade guarantee solutions, while exposure in the United States decreased from 26% in 2020 to 24% in 2021, due to a decrease in financing assets and commitments and guarantees.

Exposure by Portfolio

as at December 31 (in millions of Canadian dollars)	2021	2020

Financing portfolio:

Financing assets(1)	51,144	56,804

Commitments and guarantees(2)	18,008	22,619

Total financing portfolio	69,152	79,423

Insurance portfolio:

Credit insurance	14,213	14,362

Financial institutions insurance	2,366	2,897

International trade guarantee	11,738	11,295

Political risk insurance	479	651

Reinsurance ceded(3)	(217)	(218)

Total insurance portfolio	28,579	28,987

Marketable securities and derivative instruments(4)	10,428	12,871

Total exposure	$ 108,159	$ 121,281

(1)	Includes gross loans receivable and investments.

(2)	Includes $884 million of investment commitments (2020 – $770 million).

(3)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

(4)	Includes cash.

For a detailed breakdown of the major concentrations of total exposure by geographical market and industry, refer to Tables 5 and 6 in Supplemental Information.

FINANCING PORTFOLIO

LOANS PORTFOLIO

Exposure by Geographic Market

Exposure by Industry

We support Canadian exports and Canadian investments abroad by providing financing solutions to Canadian exporters and their foreign customers, to Canadian investors and to financial institutions. Not only do we provide solutions for exporters with existing contracts, we also proactively identify potential procurement needs for large foreign buyers as well as large foreign projects, match those needs to Canadian expertise and provide financing in order to develop opportunities for procurement from Canadian companies. Our financing products enable Canadian companies to provide their customers with flexible financing. To mitigate credit risk within our loan portfolio, we enter into risk transfer transactions such as unfunded loan participations and loan default insurance.

▶	87	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Financial Condition

Gross Loans Receivable

Gross loans receivable totalled $48,437 million at the end of 2021, a decrease of $6.3 billion or 12% from 2020. The decrease was mainly due to net repayments and loan sales of $4,786 million and foreign exchange translation.

In assessing the credit risk profile of our loan portfolio, we rate our obligors using a system of credit ratings as established in our credit risk-rating methodology. These ratings are reviewed on a regular basis. Based on their ratings, we then categorize our loans receivable into three risk classifications: investment grade, non-investment grade and impaired. See discussion on page 138 related to risk ratings and the COVID-19 pandemic.

Individually Impaired Gross Loans Receivable

Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. At the end of 2021, impaired gross loans receivable totalled $2,035 million, an increase of $71 million from 2020. During the year there were new impairments of $619 million including one obligor in the commercial properties industry ($437 million), one obligor in the transportation and storage industry ($105 million) and two obligors in the wholesale and retail trade industry ($30 million). These additions

Gross Loans Receivable
were partially offset by principal recovered through repayments ($216 million) and loan sales ($24 million). Overall, impaired loans as a percentage of total gross loans receivable increased to 4.20% in 2021 from 3.59% in 2020.

Note 5 in the Consolidated Financial Statements provides additional information on the activity in our impaired loans portfolio during the year.

Table 7 in Supplemental Information provides industry concentration on impaired gross loans receivable.

Commercial Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees	Risk transfer		2021 Exposure	*		2020 Exposure	*

Industry					$	%		$	%

Transportation and storage	14,650	2,114	219	(72)	16,911	26		19,844	26

Manufacturing	6,672	2,719	1,373	–	10,764	17		16,580	22

Resources	6,567	2,692	295	(772)	8,782	14		10,439	14

Utilities	6,308	2,077	63	–	8,448	13		7,380	10

Finance and insurance	3,272	971	60	866	5,169	8		5,633	7

Information	3,330	585	272	(13)	4,174	6		4,435	6

Commercial properties	2,712	450	52	(9)	3,205	5		3,412	5

Wholesale and retail trade	1,445	422	853	–	2,720	4		3,137	4

Professional services	1,250	88	300	–	1,638	3		1,699	2

Other	573	369	667	–	1,609	2		1,623	2

Construction	577	208	221	–	1,006	2		1,244	2

Total	$ 47,356	$ 12,695	$ 4,375	$ –	$ 64,426	100		$ 75,426	100

*	The current year has been prepared with the North American Industry Classification System (NAICS). Prior year amounts have been reclassified and are grouped in accordance with NAICS.

In order to manage our concentration risk, we enter into unfunded loan participation and loan default insurance agreements with financial institutions, thereby transferring exposure from other industries to the financial institutions industry.

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In 2021, our non-investment grade exposure decreased to 61% (2020 – 66%) of total exposure due to increased market stability. The largest concentrations of non-investment grade exposures are within the transportation and storage (28%), manufacturing (20%) and resources industries (13%).

Total commercial exposure in the manufacturing industry decreased by 5% mainly due to loan asset sales undertaken in order to reduce our carbon intense exposure.

Our five most significant counterparty exposures representing $6,001 million, or 9% of the total commercial exposure at the end of 2021 were as follows:

•	three transportation and storage industry obligors with total exposure of $3,610 million, one located in the United Kingdom, one in Malta, and one in Canada; and

•	two resources industry obligors with total exposure of $2,391 million, located in Chile.

After consideration of unfunded loan participations and loan default insurance, our exposure to these counterparties is $4,771 million.

Sovereign Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees		2021 Exposure		2020 Exposure

Country				$	%	$	%

Angola	458	–	–	458	40	427	36

Egypt	325	–	–	325	29	352	29

Indonesia	51	–	–	51	5	81	7

Pakistan	48	–	–	48	4	47	4

Serbia	37	–	–	37	3	53	4

China	35	–	–	35	3	44	4

Cuba	35	–	–	35	3	35	3

Uruguay	–	–	24	24	2	36	3

Rwanda	23	–	–	23	2	33	3

Other	69	30	–	99	9	87	7

Total	$ 1,081	$ 30	$ 24	$ 1,135	100	$1,195	100

Sovereign exposure includes 92% of non-investment grade exposure (2020 – 93%).

Allowance for Credit Losses

The total allowance for losses on loans, loan commitments and loan guarantees was $1,910 million at the end of 2021, a decrease of $990 million from 2020, mainly stemming from the recovery from the COVID-19 pandemic.

The key components impacting the allowance in 2021 were as follows:

•	net repayments and maturities – reduction of $494 million;

•	modifications resulting in derecognition – decrease of $344 million;

•	remeasurement, partially as a result of improved macroeconomic conditions – decrease of $245 million;

•	a return to our previous aerospace loss given default model – decrease of $107 million;

•	loan write-offs – reduction of $44 million;

•	the strengthening of the Canadian dollar relative to the U.S. dollar – decrease of $48 million; offset by

•	new originations – increase of $292 million.

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INVESTMENTS

EDC plays a role in supporting the export growth of Canadian companies by helping them to access capital and financing in order to reach global market opportunities. Our solution suite covers a broad range of solutions with a portfolio of debt, late stage venture capital and private equity investments focused on promising Canadian exporters. Our exporter investments are made both directly into Canadian businesses and via Canadian fund partners. EDC also supports Canadian exporters through an investment matching program, a COVID-19 response program now made a permanent part of our offering, which is intended to support Canadian Small- and Medium-sized Exporters (SME) by matching investments made by private sector institutional venture capital, private equity and corporate partners. Investments are normally held for periods greater than five years. Divestitures are generally made through the sale of our investment interests through private sales to third parties or sales on public markets.

Consistent with our business goal of deploying more capital to Canadian exporters, our exposure increased by $789 million to $3,591 million in 2021 largely as a result of new private equity investments. During the year, we signed an additional $483 million of investment arrangements (2020 – $299 million) which included $96 million (2020 – $126 million) invested in 39 SMEs under the matching program.

Refer to Table 9 in Supplemental Information for a breakdown of exposure for our investments.

INSURANCE PORTFOLIO

Credit insurance facilitates export growth by mitigating risk, providing companies with the confidence to do business abroad knowing that their receivables will be paid should their buyer default on payment. It also enhances their cash flow as banks are generally comfortable providing additional support when their customers’ foreign receivables are insured.

Financial institutions insurance supports Canadian exporters for bank and foreign buyer counterparty risk in trade transactions.

EDC’s international trade guarantee products are delivered through partnerships with banks and surety companies. Our performance security and surety bond products are used by exporters primarily to guarantee their contract performance, which helps free up working capital. Our partnerships with banks and surety companies help them mitigate their risks and make it easier for exporters to obtain the coverage they need. We provide contract frustration insurance coverage to protect against commercial and political risks resulting from buyer non-payment associated with a specific contract.

Political risk insurance provides coverage for political events that could adversely impact a company’s foreign operations and/or its financial intermediaries by protecting investments and assets in other countries, typically in emerging markets.

The assistance that EDC provides to our policyholders within our four primary insurance solutions is counted in various ways. Under credit insurance and financial institutions insurance product groups, the policyholder declares their sales volume to entities covered by their policy. These declarations are counted as business facilitated. Within our international trade guarantee solution, a facility is established and the policyholder makes requests for cover to initiate specific coverage. These requests represent business facilitated by EDC. As transactions are signed within political risk insurance, they are also counted as business facilitated.

In addition to directly underwriting insurance policies, we assume exposure from other insurers to fulfill our mandate to support Canadian exporters. We also cede reinsurance to other insurance companies to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large exposures.

As part of EDC’s response to the COVID-19 pandemic, we enhanced our existing insurance programs to further support companies, including SMEs, facing liquidity challenges. This was achieved by increasing our exposure limits for several insurance products in the credit insurance and international trade guarantee programs due to increased demand from Canadian businesses as well as increasing our risk appetite within the credit insurance program to cover more Canadian exporters looking to insure their sales against non-payment.

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Insurance in Force

Our liability associated with outstanding insurance policies and guarantees is referred to as insurance in force and exposure throughout this annual report.

Insurance in force totalled $28,579 million at the end of 2021 (2020 – $28,987 million).

The following charts show the exposure by industry of our credit insurance and international trade guarantee solutions:

Credit Insurance	International Trade Guarantee
Exposure by Industry	Exposure by Industry

The following charts show the exposure by geographic market for our financial institutions  and political risk insurance solutions:

Financial Institutions Insurance	Political Risk Insurance
Exposure by Geographic Market	Exposure by Geographic Market

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Claims

The following table provides a breakdown of claims paid by exporter’s insured industry:

(in millions of Canadian dollars)		2021*		2020*	Claims Submitted, Paid and Under Consideration
	$	%	$	%
Manufacturing	21	39	66	41
Wholesale and retail trade	16	29	62	38
Finance and insurance	8	15	8	5
Information	3	5	2	1
Resources	2	4	–	–
Construction	2	4	4	2
Professional services	2	4	4	2
Utilities	–	–	13	8
Other	–	–	5	3
Claims paid	54	100	164	100
Claims recovered	(18)		(27)
Net claims paid	$ 36		$ 137
* The current year has been prepared with the North American Industry Classification System (NAICS). Prior year amounts have been reclassified and are grouped in accordance with NAICS.

Claim payments totalled $54 million in 2021 and were comprised of 544 claims related to losses in 60 countries (2020 – 1,136 claims in 83 countries). In 2021, the largest concentration of claim payments was in our credit insurance solution relating to risks in North America.

In 2021, we recovered $19 million in total (2020 – $31 million) of which $1 million was disbursed to exporters (2020 – $4 million).

For a breakdown of claims by size concentration, refer to Table 10 in Supplemental Information.

Premium and Claims Liabilities

Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies.

At the end of 2021, the premium and claims liabilities were $670 million. The liability net of the reinsurers’ share was $560 million, a decrease of $110 million from 2020, primarily due to a decrease in the COVID-19 pandemic risk adjustment partly offset by changes in portfolio composition.

The reinsurers’ share of our premium and claims liabilities is recorded as an asset on the Consolidated Statement of Financial Position and is also included in our premium and claims liabilities. The reinsurers’ share of premium and claims liabilities was $110 million. If we were required to pay a claim on reinsured policies, we could recover from the reinsurer depending on the terms of the agreement.

Premium and Claims Liabilities as a % of Insurance in Force (net of reinsurance)

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As permitted by International Financial Reporting Standard 7 – Financial Instruments: Disclosures, we have displayed certain parts of our Management’s Discussion and Analysis which discuss the nature, extent and management of credit, liquidity and market risks in green font. These disclosures form an integral part of our audited consolidated financial statements for the year ended December 31, 2021.

MARKETABLE SECURITIES AND DERIVATIVE INSTRUMENTS

Our policies and procedures, which are reviewed periodically, are designed to limit and manage credit risk associated with marketable securities and derivative instruments. These policies and procedures define the minimum acceptable counterparty rating in alignment with the Minister of Finance Financial Risk Management Guidelines for Crown Corporations. In addition, we have policies which are reviewed periodically and procedures that establish credit limits for each counterparty, which are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.

Our interest-bearing deposits and marketable securities portfolio expose us to the risk that the deposit-taking institutions or counterparties will not repay us in accordance with contractual terms. Our potential deposit and marketable securities credit exposure is represented by the carrying value of the financial instruments.

The following table provides a breakdown, by credit rating and term to maturity, of our deposits and marketable securities credit exposure:

(in millions of Canadian dollars)
	Remaining term to maturity

Credit rating	Under 1 year	1 to 3 years	Over 3 years	2021 Exposure	2020 Exposure

AAA	2,789	2,091	2,610	7,490	8,118

AA+	6	19	25	50	26

AA-	823	–	–	823	789

A+	625	37	–	662	1,672

A	49	–	–	49	40

A-	190	19	–	209	98

BBB	–	–	–	–	2

BBB-	6	–	–	6	–

Total	$ 4,488	$ 2,166	$ 2,635	$ 9,289	$ 10,745

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivative instruments, refer to the section on derivative instruments (see page 101).

All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make a payment to the other to compensate for the movement in rates. In order to mitigate the credit risk, we enter into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities is posted with an independent third party by our swap counterparty. At the end of 2021, $94 million (2020 – $292 million) was posted as collateral by our counterparties to mitigate credit risk associated with swap agreements.

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The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held, our net exposure is $224 million (2020 – $546 million). The net exposure decreased from the prior year primarily due to foreign exchange rate movement on long-term currency swaps, as well as unrealized losses on interest rate swaps.

(in millions of Canadian dollars)
	Remaining term to maturity
	Under 1	1 to	Over 3	Gross	Exposure		Collateral	2021 Net	2020 Net
Credit rating	year	3 years	years	exposure	netting	*	held	exposure	exposure

AA-	287	250	202	739	(603)		–	136	369

A+	63	67	33	163	(132)		–	31	74

A	69	147	19	235	(84)		(94)	57	76

A-	–	–	2	2	(2)		–	–	27

Total	$ 419	$ 464	$ 256	$ 1,139	$ (821)		$ (94)	$ 224	$ 546

* As a result of netting agreements.

Credit risk for marketable securities and derivative instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.

Capital Management

Our capital management framework ensures that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board. Our capital is first and foremost available to support Canadian exporters and investors for the benefit of Canada. Being appropriately capitalized has allowed us to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors.

We have a capital management framework in place which follows the Internal Capital Adequacy Assessment Process (ICAAP). Under ICAAP, EDC targets a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA. This solvency standard aligns with that of leading financial institutions and with the key principles of financial self-sufficiency.

We assess capital adequacy by comparing the supply of capital to the demand for capital. Demand for capital, which is calculated by models or approaches that estimate the capital required to cover the potential losses consistent with an AA solvency level, includes credit, market, operational, pension plan and business/strategic risk. The supply of capital is determined by our financial statements and consists of paid-in share capital and retained earnings.

Capital Adequacy
as at December 31
(in millions of Canadian dollars)	2021	2020

Demand for capital

Credit risk	4,634	4,829

Market risk	1,543	1,135

Operation risk	244	226

Strategic risk	552	524

Pension plan risk	594	545

Strategic initiatives	300	300

Total demand for capital	$ 7,867	$ 7,559

Supply of capital	$ 14,640	$ 19,290

EDC implied solvency rating	AAA	AAA

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We measure and report changes to capital supply, capital demand and its implied solvency rating to Executive Management monthly. These capital measures are reported regularly to the Board together with forward looking stress tests which model the potential impact on capital of severe but plausible risk events.

We strive to ensure that our risk and capital management policies are aligned with industry standards and are appropriately sophisticated relative to our risk profile and business operations.

In 2020, as a result of our actions to support Canada’s response to the COVID-19 pandemic, we received capital injections totalling $10,967 million and did not pay a dividend to the shareholder. In 2021, we paid a dividend of $580 million according to our current dividend policy, as well as a special dividend of $6.7 billion based on the capital position of the BCAP programs and a targeted ICAAP ratio. As agreed to with our shareholder, future dividends and/or special dividends will be paid by way of a share buyback until such time that our share capital returns to pre-pandemic levels. In 2022, we are repurchasing shares for a total of $3,810 million based on the capital position of our core programs, BCAP programs and a targeted ICAAP ratio.

Capital Adequacy – BCAP Support to the Oil and Gas Sector

as at December 31
(in millions of Canadian dollars)	2021	2020

Demand for capital

Oil and gas	$ 907	$ 951

Other	5	1

Total demand for capital	$ 912	$ 952

Supply of capital	$ 3,141	$ 9,284

Capital surplus	$ 2,229	$ 8,332

Investor Relations

Treasury issues debt securities and manages EDC’s liquidity while mitigating operational, financial and reputational risks.

Funding

In 2021, we borrowed USD 5.8 billion in the global capital markets by issuing fixed income securities in private formats in eight currencies.

We have not returned to the public markets since the beginning of the COVID-19 pandemic in 2020, and instead funded our long-term needs with private placement transactions, callable bonds and emerging market currency notes.

In 2020, we received $10.97 billion of capital injections from our shareholder. These injections allowed us to have sufficient liquidity to support EDC’s response to the COVID-19 pandemic and reduced our need to borrow.

Fiscal 2021 Total Funding USD 5.8 billion

During 2021, we made dividend payments of $7.3 billion funded from maturities in our marketable securities, net cash flows from our operations and new debt.

Off Balance Sheet Arrangements

In the normal course of business, we engage in a variety of transactions with structured entities (SEs). SEs are generally created for a single purpose, have a limited lifespan and are used for risk management, legal or taxation reasons to hold specific assets for their benefactors. These transactions are generally undertaken for risk, capital and funding management purposes that benefit our customers. In accordance with IFRS, those SEs where we are not exposed or do not have rights to variable returns from our involvement with the SE and do not have decision-making power to affect the returns of the SE, have not been consolidated on our Statement of Financial Position.

EDC may also use SEs to hold assets that have been foreclosed upon and cannot be held directly for legal or taxation reasons, typically for foreclosed assets in foreign countries. Refer to Note 24 for further details.

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Financial Instruments

Given the nature of our business, our assets and liabilities are substantially composed of financial instruments. Financial instrument assets include cash resources, securities, investments, loans receivable and recoverable insurance claims, while financial instrument liabilities include accounts payable, loans payable and loan guarantees.

In accordance with IFRS, the majority of our financial instruments are recognized in the Consolidated Statement of Financial Position at their fair value. These financial instruments include marketable securities, investments, derivative instruments, loans payable designated at fair value through profit or loss and recoverable insurance claims. Note 3 of the consolidated financial statements outlines the accounting treatment for our financial instruments, while Note 21 provides details of how their fair values are determined.

Derivative Instruments

We may also use a variety of derivative instruments to manage interest rate risk, foreign exchange risk and credit risk. Derivative instruments used include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and foreign exchange forwards.

We do not use derivatives for speculative purposes. These derivatives are only contracted in accordance with policies established in the Global Risk Management Group (GRM Group) and approved by our Board of Directors. Both our internal policies and guidelines and those set by the Minister of Finance limit our use of derivatives. Derivative counterparty credit risk is managed by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. For further discussion on our risk management framework, refer to the Risk Management discussion on the following pages.

Risk Management Overview

As Canada’s export credit agency, EDC is in the business of taking risk. It is through the assumption of risk that we deliver on our mandate and generate value. Our global business activities expose us to a wide variety of risks – financial, operational and strategic – across a diverse economic and political landscape. As we seize new business opportunities, we must be vigilant in our efforts to identify and anticipate risks and manage them in a prudent manner. By doing so, we will safeguard our ability to achieve our business objectives and remain sustainable and relevant in the years to come.

We have established a foundational Enterprise Risk Management (ERM) practice and we have made significant investments in our risk management activities. We have adopted a plan to mature our risk management activities to ensure comprehensive, enterprise-wide risk management. Our intended outcomes incorporate guidance provided by the Office of the Superintendent of Financial Institutions, the Office of the Auditor General and industry leaders.

At EDC, ERM is not about taking more or less risk but developing a governance system that enables us to manage the risks we do choose to take. This effort involves, among other things, elevating risk awareness, understanding and foresight throughout the organization. By better managing risk, we can serve more exporters and investors and in so doing, play a more significant role in Canada’s trade ecosystem.

Our ERM emphasizes a strong risk culture of oversight and clear direction, ownership and accountability, and the requirement for robust monitoring and reporting. Key elements include: governance in accordance with a three-lines-of-defence model (3LD), an industry best-practice approach to risk governance; articulation and operationalization of our risk appetite; enhanced discipline around risk management processes; and integration of new financial and operational risk policies.

Our Board of Directors and management team are actively engaged to ensure that a risk management program is effectively implemented at all levels of the corporation.

In accordance with our ERM Framework, progress has been made with respect to adoption of the 3LD model. Implementation of the 3LD model will ensure that we continue to manage our business according to the evolving standards of Canadian financial institutions and that appropriate checks and balances are in place as we take on risk in order to deliver solutions for our customers.

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Risk Governance, Oversight and Design

Our evolving risk governance structure balances strong central oversight and control of risk with clear accountability for and ownership of risk within the front lines. The 3LD risk governance model ensures a balance between three distinct organizational functions, or “lines of defence”:

•	1st Line of Defence: Employees on the front line who take, own and manage risk on a day-to-day basis.

•	2nd Line of Defence: The risk and compliance functions that provide independent oversight of and effective challenge to the first-line’s risk management activities by ensuring that the organization’s governance structure is appropriate, the right checks and balances are in place, and the proper tools are available.

•	3rd Line of Defence: The internal audit function, which provides independent assurance on the effectiveness of risk management policies, processes and practices to senior management and the Board.

This structure supports the cascade of EDC’s Risk Appetite throughout the organization and provides forums for risks to be appropriately considered, discussed, debated and factored into business decisions at all levels and across all functions.

BOARD AND ITS COMMITTEES

Board of Directors

The Board of Directors is ultimately responsible for Risk Governance by setting the cultural tone, approving EDC’s Risk Appetite Statement and ERM Framework, and maintaining oversight as to the efficacy of the ERM program. In addition, it has responsibility to ensure that our incentive, reward and performance management and evaluation systems are aligned and in place, with due emphasis on risk, compliance and controls. The Board operates six(1) formal committees to oversee and provide guidance and direction. This committee structure helps to ensure that risks are adequately considered, discussed, debated and factored into business decisions.

Risk Management Committee of the Board

This committee assists the Board in fulfilling its oversight responsibilities with respect to the prudent management of our capital structure, including the management of the credit, market and other enterprise risks of EDC.

Audit Committee of the Board

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting and internal control systems.

MANAGEMENT AND ITS KEY RISK COMMITTEES

Executive Management Team

The Executive Management team, led by the President and CEO and including the executives reporting directly to the President and CEO and those reporting to the Chief Business Officer, is ultimately accountable for managing enterprise risk within the Board-approved Risk Appetite, approving policies and procedures and overseeing execution of risk management activities. The Executive Management team has primary responsibility for the management of EDC’s risks, standards of integrity and behaviour, financial reporting and internal control systems.

The Executive Management team participates in various senior management committees. Six of these are described below.

Management Risk Management Committee

This committee has responsibility to make risk decisions, provide guidance on risk issues, undertake risk governance and to ensure that appropriate capital and risk management policies are in place.

(1) For further details on Board Committees, please refer to page 72 of this Annual Report.

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Asset Liability Management Committee

The Asset Liability Management Committee acts as authority for recommending market risk policies to the Board for approval and ensuring that policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk. In addition, the committee provides endorsement as to the acceptability of our asset/liability management strategy, ensures that market risk positions are managed within policy limits, and addresses such risk practices as diversification requirements and reporting and monitoring of compliance with guidelines.

Investment Committee

The Investment Committee reviews and endorses the acceptability of transactions to be made under our investments program, and recommends transactions to the appropriate level of authority. It also makes recommendations regarding the program’s strategy to the Executive Management team and the Board of Directors and monitors program-level performance.

Executive Committee

The Executive Committee provides a forum to achieve Executive alignment on non-transactional topics of a strategic nature. Topics brought forward will likely be precedent setting and may involve innovative ideas around EDC’s business direction.

Management Pension Committee

This committee oversees operations and performs high-level decision-making functions with respect to the pension plans and the related pension funds including recommendations to the Human Resources Committee of the Board.

Initiatives Oversight Committee

The Initiatives Oversight Committee (IOC) ensures EDC’s transformation priorities and benefits realized are aligned with our Corporate Plan and strategy. IOC reviews, provides input to, challenges, and approves the transformation roadmap including investments and discretionary spending for the portfolio of initiatives. It also monitors and provides oversight on overall transformation progress and performance.

As we mature our risk management practices, the structure of our risk committees will evolve and be revised accordingly.

KEY RISK MANAGEMENT GROUPS

Global Risk Management Group

The Global Risk Management Group (GRM Group) provides independent oversight of and effective challenge to the management of risks inherent in our activities, including the establishment of our Enterprise Risk Management policies and framework to manage risk in alignment with our risk appetite and business strategies. The GRM Group is responsible for identifying, measuring, monitoring, assessing, and reporting on risk factors facing EDC, and ensuring that risk considerations are taken into account and align with our risk tolerance in all areas and processes at EDC. The GRM Group is headed by the SVP, Global Risk Management and Chief Risk Officer, who works closely with the President and Chief Executive Officer, the Chief Business Officer, the Board of Directors and other members of Senior Management to set the ‘tone at the top’ and establish a risk aware culture across EDC.

Finance

Responsible for financial planning, accounting, financial reporting and cash management, Finance ensures that appropriate controls exist for effective cash management and delivery of complete and accurate financial reporting.

Internal Audit

As the third line of defence, Internal Audit (IA) is responsible to provide independent and objective assurance and advisory services designed to add value and help us achieve our business objectives pertaining to operations, reporting, and compliance with laws and regulations. IA does this by bringing a systematic and disciplined approach to evaluating and improving internal controls, risk management, and governance processes. Although IA’s mandate includes the provision of advisory services to management, these services will be ancillary to the assurance services it provides to the Audit Committee of the Board of Directors. Our Chief Internal Auditor reports to the Chair of the Audit Committee of the Board of Directors and has a dotted line reporting relationship with our President and CEO.

IA governs itself by adhering to The Institute of Internal Auditors’ (IIA) mandatory guidance, including the Core Principles for the Professional Practice of Internal Auditing, the Definition of Internal Auditing, the IIA Code of Ethics and the International Standards for the Professional Practice of Internal Auditing. This guidance constitutes principles of the fundamental requirements for the professional practice of internal auditing and for evaluating the effectiveness of internal audit’s performance.

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Front Line Units

Front Line Units includes business units and other functions within the first line of defence who take, own and manage risk on a day-to-day basis. These functions are responsible for identifying, assessing, mitigating, assuming, controlling and reporting on risk in accordance with established enterprise risk appetite, policies, culture and strategic goals.

Risk Taxonomy

Our Enterprise Risk Management taxonomy breaks risk down into three broad areas, expressing our risk appetite and tolerance in terms of financial risk, operational risk, and strategic risk. As a financial institution, financial risk is naturally front and centre and, as a result, the majority of this report covers this area.

FINANCIAL RISK MANAGEMENT

Portfolio Risk Profile

While EDC follows leading risk management practices, we generally assume more risk than a typical financial institution due to our mandate. We take on larger single counterparty exposures and larger concentration exposures by industry than other financial institutions, most notably in the resources and transportation and storage industries which lead Canadian exports.

Our non-investment grade exposure corresponds to 61% of EDC’s loan portfolio and 89% of capital demand is attributable to EDC’s loan portfolio.

Credit Risk Management

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk under our loans and insurance programs and treasury activities.

We manage credit risk in the organization through policy requirements, established authorities and limits, mitigation activities and reporting. Our credit risk policies set out our requirements on credit granting, concentration, counterparty and country limits, risk rating, exposure measurement, monitoring and review, portfolio management and risk transfer, as well as management and Board reporting.

Credit Granting

We deliver our products and services through business teams grouped under our insurance and financing programs. The business teams are responsible for the proper due diligence associated with each credit commitment. Every credit commitment requires recommendation and approval. Credit commitments in excess of certain thresholds require independent authorization by the Global Risk Management Group or the Board of Directors. The credit rating of a transaction and/or the dollar amount of exposure at risk determines whether approval is required by the GRM Group or the Board of Directors.

Our approval responsibilities are governed by delegated authorities. The Board delegates specific transactional approval authorities to the President and CEO. Onward delegation of authority by the President and CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

We bear additional counterparty risk through our treasury liquidity and derivative portfolios. Treasury counterparties must be recommended by the Market and Liquidity Risk team and approved by the Risk Management Office team within the GRM Group. The recommender and approver must both have the appropriate delegated authority. All treasury credit exposures are measured on a fair value basis and compliance with policy and operational limits is measured daily. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments and to define collateral requirements for treasury counterparties.

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We also bear counterparty risk through our insurance portfolio under a reinsurance structure, where we are exposed to the credit risk of the reinsurer. To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by the GRM Group.

Concentration Limits

To ensure diversification of risks within our credit commitments, we have established risk limits in place to protect against being overly concentrated to any one country, industry or commercial obligor. Our capital base is factored into the determination of limits as well as risk factors associated with the exposure including the obligor rating, country rating, associated collateral and EDC product type. Exposures beyond the risk limits require either Presidential approval within discretionary limits or review by the Risk Management Committee of the Board and approval of the Board.

Risk Ratings

Consistent with the Basel II Advanced Internal Rating-Based approach, credit risk is measured by assigning two distinct ratings. The first one is a risk rating to an obligor that is tied to a probability of default (PD). The PD describes the likelihood of a default of an obligor over a one-year period. The second one is a rating to a transaction in the form of a loss given default (LGD) estimate. The LGD estimates the percentage of dollar exposure which EDC reasonably expects to lose should a default occur on a specific transaction.

EDC’s internal credit risk rating system measures obligor and transaction risks for the majority of our risk exposure. This risk rating system utilizes a 20 point rating scale to differentiate the PD of obligors and a 7 point rating scale to differentiate the LGD of transactions. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

Our Economics team is responsible for establishing, monitoring and approving country risk ratings. Country risk ratings are continually reviewed to take into consideration any changes in the world environment or a specific country.

For treasury related counterparties, EDC’s internal credit rating is assigned as the lower of the highest two external ratings.

Exposure Measurement

To ensure that the level of credit risk is transparent to both management and the Board, our credit exposure measurement guideline requires information reporting and comparison of the aggregated exposures within a portfolio against prescribed limits such as country, industry and obligor. We also report on approved short-term buyer limits under our accounts receivable insurance program.

Monitoring and Review

Our operating practices include ongoing monitoring of credit exposures. Teams are in place to monitor and manage credit exposure within the different product lines which include monitoring of events in the country and industry of the obligor. The business teams are responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This includes undertaking loan reviews, assessing risk ratings and regularly monitoring borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. Our portfolio of credit insurance counterparties is actively monitored by our Risk Assessment and Portfolio Management team. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims and recoveries. Management and the Board are frequently apprised on the credit quality of the portfolio through regular reporting including detailed quarterly reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.

▶	100	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Financial Condition

Portfolio Management

The goal of portfolio management is to ensure our ability to pursue mandate related opportunities while taking into consideration the availability of financial resources and limit constraints. Management and the Board are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, insurance, reinsurance and hedging using credit derivatives.

We continue to make use of loan insurance for risk mitigation purposes targeting large exposures in our loan portfolio. To address credit concentration in our insurance portfolios we engage in various risk transfer activities.

Management and Board Reporting

The GRM Group provides timely and comprehensive risk reporting to management and the Board on major risks being assumed by or facing EDC, enabling appropriate management and oversight. This reporting includes, but is not limited to: a quarterly risk management report; a monthly credit risk policy compliance report; a monthly capital adequacy report; and a monthly report detailing our market risk, liquidity and funding, and counterparty credit risk policies. Ad-hoc risk reporting is provided to senior management and the Board as warranted for new or emerging risk issues or significant changes in our level of risk. Significant credit risk issues and action plans are tracked and reported to ensure management accountability and attention are maintained.

Market Risk Management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: foreign exchange risk; interest rate risk; and other price risk. We are exposed to potential losses as a result of movements in interest and foreign exchange rates.

Through our policies and guidelines, we ensure that market risks are identified, measured, managed and regularly reported to management and the Board. Our market risk policies set out our requirements on interest rate and foreign exchange exposure limits, liquidity, investment, debt funding, management of the credit risk for treasury counterparties and management and Board reporting. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer (alternate Chair is the Chief Risk Officer), oversees and directs the management of market risks inherent within our normal business activities. Risk oversight is provided by the Market and Liquidity Risk team in the GRM Group.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities both on and off-balance sheet, as well as from embedded optionality in those assets and liabilities.

Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board. We report interest rate risk on a monthly basis to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

Management of interest rate risk is enabled through monthly risk position monitoring against limits and reporting. Interest rate risk is measured by simulating the impact of a 100 basis point change in both our net financing and investment income and our economic value. Economic value is defined as the present value of all future cash flows for assets and liabilities of EDC (discounted at current market swap rates for each currency).

Our policy sets limits based on the impact of an instantaneous 100 basis point change in interest rates. The limit on the sensitivity of net financing and investment income (NFII) to an instantaneous 100 basis point change in interest rates is that, for the next 12-month period, NFII should not decline by more than 7.5%, (± $87 million and $90 million as at year-end 2021 and 2020, respectively) on a consolidated Canadian dollar equivalent basis. The second limit is that for an instantaneous 100 basis point change in interest rates, EDC’s economic value should not decline by more than 10% (± $1,653 million and $2,319 million as at year-end 2021 and 2020, respectively) of our current net present value.

EDC’s economic value is sensitive to interest rates; however, we hedge our interest rate risk mismatches in multiple currencies.

▶	101	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Financial Condition

The table below presents the sensitivity of the net financing and investment income, net income, and economic value of EDC to a parallel 100 basis point change in interest rates given the outstanding positions as at December 31:

(in millions of Canadian dollars)		2021		2020

	+100 Basis Points	-100 Basis Points	+100 Basis Points	-100 Basis Points

Change in net financing and investment income	(54)	54	52	(52)

Change in net income	109	(139)	446	(163)

Change in economic value of EDC*	(641)	672	(461)	313
* Economic value is the measure of EDC’s market value, as measured by the present value of assets minus the present value of liabilities.

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies approved by the Board. We report our foreign exchange risk on a monthly basis to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

In addition to the guidelines and policies described above, we also have supplemental operational limits and reporting requirements. Management of foreign exchange risk is enabled through monthly risk position monitoring against limits and reporting.

As per our policy, the potential translation loss impact to one month’s net financing and investment income (NFII) as measured by a two standard deviation change in foreign exchange rates is limited to 2.5% of projected 12 month NFII, on a consolidated Canadian dollar equivalent basis.

As the table below indicates, we were onside our policy as at December 31:

(in millions of Canadian dollars)	2021	2020

Limit	29	30

Position	22	27

The table below presents the sensitivity of net income to changes in the value of the Canadian dollar versus the other currencies to which we were exposed given the outstanding positions as at December 31:

(in millions of Canadian dollars)		2021		2020

	Increases by 1%	Decreases by 1%	Increases by 1%	Decreases by 1%

Change in net income	(5)	5	(6)	6

Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivative instruments is to hedge against foreign exchange and interest rate risk. Our use of derivative instruments may include, but is not restricted to, currency and interest rate swaps, foreign exchange swaps, forwards and options. We do not use derivative instruments for speculative purposes.

We do not engage in the use of derivative instruments whose value and financial risks cannot be measured, monitored and managed on a timely basis. The Market and Liquidity Risk team formally reviews our derivative instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.

Derivative instruments are used to hedge risks by matching various exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to mitigate interest rate risk.

▶	102	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Financial Condition

The following table indicates the fair value of our derivative instruments based upon maturity:

as at December 31 (in millions of Canadian dollars)	Positive	Negative	2021 Net	Positive	Negative	2020 Net

Less than 1 year	419	(248)	171	284	(448)	(164)

1 – 3 years	464	(224)	240	797	(191)	606

3 – 5 years	179	(145)	34	719	(223)	496

Over 5 years	77	(386)	(309)	326	(761)	(435)

Gross fair value of contracts	$ 1,139	$ (1,003)	$ 136	$ 2,126	$ (1,623)	$ 503

Liquidity Risk Management

Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities and liquidity risk due to the inability to sell marketable securities in a timely and cost effective manner.

Our Treasury department is responsible for our liquidity management and the Market and Liquidity Risk team is responsible for monitoring compliance with our policies and procedures. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted cash requirements.

Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental limits. The Market and Liquidity Risk team measures our position on a daily basis and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.

We maintain liquidity through a variety of methods:

•	Cash and Marketable Securities: We hold cash and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2021, the average balance of cash and marketable securities was $10,498 million (2020 – $12,995 million).

•	Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2021, the average balance of commercial paper was $4,409 million (2020 – $10,349 million).

Investment Risk

The Investment Policy defines the marketable securities investments that we may undertake in the market place by instrument type. The investment of corporate cash holdings is governed by Section 10(1.1)(h) of the Export Development Act (the “Act”), Section 128 of the Financial Administration Act, and EDC’s Investment Authorities approved by the Minister of Finance.

Debt Funding

The Act places limitations on our borrowings. It allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements.

The Minister of Finance, pursuant to the requirements of the Financial Administration Act, annually approves the borrowings of EDC. The Debt Funding Policy is monitored on a monthly basis and reported to management and the Board on a quarterly basis.

▶	103	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Financial Condition

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss or harm resulting from inadequate or failed internal processes, people and systems, or from external events. Exposure to operational risk could affect our ability to meet objectives and execute on our Corporate Plan by way of lost opportunity, business interruption and/or damage to our reputation.

We divide operational risk into eight categories:

•	Compliance

•	Legal

•	Threats (internal and external)

•	Model

•	People

•	Process

•	Technology and Business Disruption

•	Third Party

The EDC Operational Risk Management Framework (ORMF) expresses our principles for managing operational risk in a coordinated manner and in compliance with the applicable regulations wherever it conducts business. It is part of the enterprise-wide policies and procedures that collectively express the governance and control structure for achieving EDC’s strategy. The ORMF is the embodiment of the Board and Executive Management’s recognition of operational risk as a distinct risk management discipline, requiring dedicated attention, resources and an enterprise approach to achieve the purpose described below.

The principles governing EDC Operational Risk Management include the following:

•	Ensure relevant and effective Operational Risk Management by focusing on things that matter to EDC;

•	Enable and advise the Lines of Business on how to operate within EDC’s Risk Appetite; and

•	Implement standards, guidelines, and systems adapted to EDC.

We have identified a list of key operational risks inherent to our business, including change management, information security, financial crime and internal and external fraud. We have assessed and continue to assess our exposure to these risks. On an annual basis, Executive Management identify, assess and monitor top risks, which considers these key operational risks. On a quarterly basis, Executive Management and risk owners review the status of risk mitigation response plans, reassess the risk levels, and report the risk profile to the Board.

We also maintain a practical and disciplined approach to acquiring appropriate insurance coverage. Further, we deploy certain governance frameworks and conventions such as our Business Continuity Plan.

Finally, Internal Audit’s independent review provides additional assurance that operational risks are appropriately managed.

STRATEGIC RISK MANAGEMENT

We define strategic risk as the risk of loss or harm arising from pursuit of an inappropriate strategy, poor execution of strategy and/or failure to respond well to changes in the external environment.

We divide strategic risk into two categories:

•	External environment: systematically identifying and assessing external risks and opportunities.

•	Planning: formulating, communicating, executing and evaluating corporate direction and objectives.

EDC is diligent in attuning itself to the external environment through the work of specialized groups such as our Economic and Political Intelligence Centre, Corporate Research Department, and our Corporate Strategy Team. As well, the annual customer survey that drives our net promoter score and our proactive business development practice afford us critical insights into customer needs. The insight gained from these surveillance activities is incorporated into our strategic and operational planning exercises.

▶	104	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Critical Accounting Policies and Estimates

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of our significant accounting policies can be found in Note 3 of our 2021 consolidated financial statements. Judgment is required in the selection of accounting policies and their application requires the use of estimates and assumptions to arrive at the reported carrying values of our assets and liabilities. We have established procedures to ensure that accounting policies are applied consistently and that the process for making changes to methodologies and assumptions is well controlled and occurs in an appropriate and systematic manner. Areas where significant estimates are used include the allowance for credit losses, premium and claims liabilities, retirement benefit obligations, and the fair value of financial instruments. Management exercises judgment in the allowance for credit losses, premium and claims liabilities, the fair value of financial instruments, structured entities and retirement benefit obligations. For details on our use of estimates and key judgments refer to page 125 of this annual report.

The COVID-19 pandemic gives rise to heightened uncertainty and increases the need to apply judgment in evaluating the economic environment and its impact on significant estimates. The uncertainty created by the COVID-19 pandemic has increased the level of judgment applied in estimating the allowance for credit losses (see Note 5), and premiums and claims liabilities (see Note 15). Actual results could vary significantly from these estimates and judgments.

Change in Accounting Standards

Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement, IFRS 7 – Financial Instruments: Disclosures, IFRS 4 – Insurance Contracts and IFRS 16 – Leases to address the reforms related to the interest rate benchmark.

The amendments include changing the effective interest rate of financial instruments to reflect the change to the alternative benchmark rate, as well as additional disclosures about new risks arising from the reform and how we are managing the transition to alternative benchmark rates. For financial assets and financial liabilities measured at amortized cost, the amendments introduce a practical expedient that allows the change in contractual cash flows to be accounted for as an update to the effective interest rate, as opposed to immediately recognizing a gain or loss, provided that the modification is made on an economically equivalent basis and is a direct consequence of interest rate benchmark reform.

Certain loans receivable measured at amortized cost were transitioned to a new interest rate benchmark in 2021 as disclosed in Note 5.

Further details are provided in Note 3 of the consolidated financial statements.

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 which replaces the guidance in IFRS 4 and establishes recognition, measurement, presentation, and disclosure requirements of insurance contracts. The standard requires entities to measure the contract liabilities using their current fulfillment cash flows and revenue to be recognized using one or more of three methods. We are planning to adopt two of these methods – the General Measurement Model and the Premium Allocation Approach to measure insurance contracts. IFRS 17 is effective for annual periods beginning on or after January 1, 2023. We are currently assessing the impact of applying the standard on our consolidated financial statements and will adopt the standard when it becomes effective.

▶	105	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Critical Accounting Policies and Estimates

Non-IFRS Performance Measures

We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with IFRS, and do not have standardized meanings under IFRS that would ensure consistency and comparability between companies using these measures. The following non-IFRS performance measures are referenced in this report:

Productivity Ratio (PR)

Management uses PR as a measure of EDC’s efficiency. This ratio represents administrative expenses expressed as a percentage of net revenue excluding unrealized gains and losses as well as the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan. As pension costs can fluctuate from year to year based on assumptions used to value the pension liability, the productivity ratio is calculated based on the pension assumptions in the Corporate Plan, with the intent of absorbing any changes in the following year.

Capital Adequacy

Capital adequacy is a measurement of the amount of capital required to cover the credit, market, operational, pension and business/strategic risks we have undertaken compared to the existing capital base. See the Capital Management section on page 93 for details on the definition and calculation of capital adequacy.

Claims Ratio

The claims ratio expresses net claims incurred as a percentage of net written premium. Net claims incurred include claims paid net of recoveries, estimated recoveries and changes in actuarial liabilities. This ratio, as shown below, only includes credit insurance activities.

Reinsurance ceded reflects various partnerships we have with private insurers and reinsurers in offering and managing insurance capacity.

Net claims incurred includes claims paid net of recoveries and estimated recoveries of $29 million (2020 – $105 million). In addition, there was a decrease in actuarial liabilities of $127 million (2020 – $186 million increase).

(in millions of Canadian dollars)	2021	2020

Premiums earned	134	121

Reinsurance ceded	(16)	(14)

Net written premium	$ 118	$ 107

Net claims incurred/(recovered)	$ (98)	$ 291

Claims ratio	-83%	272%

EDC manages its loss experience using a 7-year claims ratio for our credit insurance solution. In 2021, the ratio was 94% (2020 – 115%), in large part due to the decreased net allowance for claims as a result of a reduction in the COVID-19 pandemic risk adjustment as well as actuarial assumption changes.

▶	106	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Supplemental Information

SUPPLEMENTAL INFORMATION

Table 1: Loan Interest Yield

(in millions of Canadian dollars)	2021	2020	2019	2018	2017

Gross loans receivable:

Average performing floating rate	35,740	40,025	38,179	38,679	39,771

Average performing fixed rate	12,775	14,557	13,872	13,492	12,560

Total average performing gross loans receivable	48,515	54,582	52,051	52,171	52,331

Average carrying value on impaired loans	1,034	823	498	425	423

Total average income earning loan assets	$ 49,549	$ 55,405	$ 52,549	$ 52,596	$ 52,754

Loan revenue:

Performing floating rate interest	826	1,147	1,614	1,524	1,259

Performing fixed rate interest	421	485	487	473	453

Other loan revenue	215	198	194	210	203

Loan revenue	$ 1,462	$ 1,830	$ 2,295	$ 2,207	$ 1,915

Yields – performing loans:

Performing floating rate coupon(1)	2.31%	2.87%	4.23%	3.94%	3.17%

Performing fixed rate coupon(1)	3.30%	3.33%	3.51%	3.51%	3.61%

Total performing loan coupon yield(1)	2.57%	2.99%	4.04%	3.83%	3.27%

Total loan effective yield(2)	2.95%	3.30%	4.37%	4.20%	3.63%

(1) Excludes fee increments.

(2) Includes fee increments.

Table 2: Net Finance Margin

(in millions of Canadian dollars)	2021	2020	2019	2018	2017

Average performing loans receivable	48,515	54,582	52,051	52,171	52,331

Average carrying value on impaired loans	1,034	823	498	425	423

Average finance lease assets – aircraft	–	–	2	3	–

Average marketable securities balance	10,277	12,837	11,230	12,857	6,850

Average investment portfolio balance	2,341	1,750	1,450	1,259	1,069

Total average income earning assets	$ 62,167	$ 69,992	$ 65,231	$ 66,715	$ 60,673

Financing and investment revenue:

Loan	1,462	1,830	2,295	2,207	1,915

Marketable securities	82	165	255	257	93

Investments	16	14	7	9	9

Total financing and investment revenue	1,560	2,009	2,557	2,473	2,017

Interest expense	324	760	1,307	1,219	715

Leasing and financing related expenses	25	26	31	33	45

Net financing and investment income	$ 1,211	$ 1,223	$ 1,219	$ 1,221	$ 1,257

Net finance margin	1.95%	1.75%	1.87%	1.83%	2.07%

▶	107	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Supplemental Information

Table 3: Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)	2021	2020	2019	2018	2017

Credit insurance:

Credit insurance business facilitated	71,030	58,201	57,569	58,555	55,827

Premiums and fees earned prior to ceding reinsurance	139	126	115	114	112

Average credit insurance premium rate	0.20%	0.22%	0.20%	0.19%	0.20%

Financial institutions insurance:

Financial institutions insurance business facilitated	6,733	9,189	6,915	4,259	8,205

Premiums and fees earned prior to ceding reinsurance	9	13	11	14	18

Average financial institutions insurance premium rate	0.13%	0.14%	0.16%	0.33%	0.22%

International trade guarantee:

International trade guarantee average exposure	11,443	10,448	9,300	8,900	8,113

Premiums and fees earned	115	99	82	76	67

Average international trade guarantee premium rate	1.00%	0.95%	0.88%	0.86%	0.83%

Political risk insurance:

Political risk insurance average exposure	564	830	869	897	1,154

Premiums and fees earned	6	7	10	10	10

Average political risk insurance premium rate	1.08%	0.90%	1.13%	1.08%	0.84%

Loan guarantees:

Loan guarantees average exposure	4,328	4,047	3,543	2,832	2,565

Loan guarantee fees earned	97	55	55	48	43

Average loan guarantee fee rate	2.24%	1.36%	1.55%	1.69%	1.68%

Table 4: Provision for (Reversal of) Credit Losses

(in millions of Canadian dollars)	2021	2020	2019	2018	2017 *

Provision for (reversal of) credit losses on:

Loans	(435)	1,897	247	(18)	(90)

Loan commitments	(30)	42	(9)	10	(61)

Loan guarantees	(89)	144	2	(3)	32

Total provision for (reversal of) credit losses	$ (554)	$ 2,083	$ 240	$ (11)	$ (119)

* 2018 through 2021 amounts have been prepared in accordance with IFRS 9. 2017 has not been restated and is prepared in accordance with IAS 39.

▶	108	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Supplemental Information

Table 5: Concentration of Exposure by Geographical Market

	Financing portfolio				Insurance portfolio

(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee		Political risk insurance	(3)	Reinsurance ceded	Marketable securities and derivative instruments	(4)	2021	Exposure

Country														$	%

Canada	8,441		7,596		1,070	431	11,576	(5)(6)	–		–	1,674		30,788	28

United States	6,523		3,883		7,756	239	23		–		–	7,258		25,682	24

United Kingdom	6,461		1,292		349	–	1		–		–	56		8,159	8

Chile	4,180		689		62	220	–		–		–	–		5,151	5

Australia	3,189		279		179	–	1		–		–	504		4,152	4

Mexico	1,803		471		429	10	–		28		–	6		2,747	3

India	2,271		123		176	3	1		4		–	–		2,578	2

China	1,427		399		416	222	13		78		–	–		2,555	2

Germany	2,035		110		211	–	4		–		–	40		2,400	2

Spain	1,631		167		98	–	–		–		–	–		1,896	2

Other(7)	13,183		2,999		3,467	1,241	119		507		–	890		22,406	20

	51,144		18,008		14,213	2,366	11,738		617		–	10,428		108,514	100

Country limits in excess of policy limits(3)	–		–		–	–	–		(138)		–	–		(138)	–

Reinsurance ceded(8)	–		–		–	–	–		–		(217)	–		(217)	–

Total	$ 51,144		$ 18,008		$ 14,213	$ 2,366	$ 11,738		$ 479		$ (217)	$ 10,428		$ 108,159	100

	Financing portfolio				Insurance portfolio

(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee		Political risk insurance	(3)	Reinsurance ceded	Marketable securities and derivative instruments	(4)	2020	Exposure

Country														$	%

Canada	8,430		8,796		767	263	11,111	(5)(6)	–		–	2,693		32,060	26

United States	8,734		6,517		7,843	389	36		–		–	7,822		31,341	26

United Kingdom	5,474		837		321	–	1		–		–	223		6,856	6

Mexico	3,185		1,190		566	12	–		27		–	2		4,982	4

Chile	3,956		596		82	178	–		6		–	–		4,818	4

Australia	3,209		281		196	–	–		–		–	596		4,282	4

India	2,720		123		270	15	2		4		–	–		3,134	3

Germany	2,491		96		257	–	2		–		–	130		2,976	2

China	1,281		438		594	194	12		136		–	–		2,655	2

Brazil	1,068		466		610	170	90		53		–	–		2,457	2

Other(7)	16,256		3,279		2,856	1,676	41		814		–	1,405		26,327	21

	56,804		22,619		14,362	2,897	11,295		1,040		–	12,871		121,888	100

Country limits in excess of policy limits(3)	–		–		–	–	–		(389)		–	–		(389)	–

Reinsurance ceded(8)	–		–		–	–	–		–		(218)	–		(218)	–

Total	$ 56,804		$ 22,619		$ 14,362	$ 2,897	$ 11,295		$ 651		$ (218)	$ 12,871		$ 121,281	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes the sum of individual country exposures and thus exceeds the maximum liability of $479 million (2020 – $651 million) for all the policies in political risk insurance.

(4)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(5)

Includes $224 million of surety bond insurance, where the risk rests with the Canadian exporter (2020 – $260 million). A total of 39% of the exports insured under surety bond products are to the United States and 50% are to Brazil (2020 – United States: 56%, Brazil: 39%). The balance represents exports to other countries.

(6)

Includes $10,751 million in performance security guarantees, where the risk rests with the Canadian exporter (2020 – $10,274 million). A total of 56% of the exports insured under performance security products are to the United States (2020 – 54%). The balance represents exports to other countries.

(7)	Includes 170 countries (2020 – 173) with total exposure ranging from $0.001 million to $1,786 million (2020 – $0.001 million to $1,589 million).

(8)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

▶	109	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Supplemental Information

Table 6: Concentration of Exposure by Industry

	Financing portfolio				Insurance portfolio

(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Reinsurance ceded	Marketable securities and derivative instruments	(3)	2021	Exposure

Industry(5)												$	%

Commercial:

Manufacturing	6,831		4,099		6,627	–	1,453	98	–	–		19,108	18

Finance and insurance	5,851		1,766		1,407	2,366	3,430	13	–	2,849		17,682	16

Transportation and storage	14,602		2,333		355	–	156	5	–	–		17,451	16

Resources	5,828		3,012		457	–	1,984	–	–	–		11,281	10

Utilities	6,339		2,161		485	–	1,799	–	–	–		10,784	10

Wholesale and retail trade	1,524		1,276		3,361	–	468	3	–	–		6,632	6

Information	3,435		883		719	–	100	–	–	–		5,137	5

Commercial properties	2,703		501		70	–	41	38	–	–		3,353	3

Construction	590		429		116	–	1,749	210	–	–		3,094	3

Professional services	1,665		428		487	–	348	112	–	–		3,040	3

Other	695		1,066		129	–	210	–	–	–		2,100	2

Total commercial	50,063		17,954		14,213	2,366	11,738	479	–	2,849		99,662	92

Sovereign	1,081		54		–	–	–	–	–	7,579		8,714	8

	51,144		18,008		14,213	2,366	11,738	479	–	10,428		108,376	100

Reinsurance ceded(4)	–		–		–	–	–	–	(217)	–		(217)	–

Total	$ 51,144		$ 18,008		$ 14,213	$ 2,366	$ 11,738	$ 479	$ (217)	$ 10,428		$ 108,159	100

	Financing portfolio				Insurance portfolio

(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Reinsurance ceded	Marketable securities and derivative instruments	(3)	2020	Exposure

Industry(5)												$	%

Commercial:

Manufacturing	10,089		6,586		6,589	–	2,059	118	–	–		25,441	20

Transportation and storage	15,769		4,101		320	–	170	5	–	–		20,365	17

Finance and insurance	6,013		1,693		1,576	2,897	3,099	81	–	4,400		19,759	16

Resources	6,643		3,828		496	–	2,164	10	–	–		13,141	11

Utilities	6,143		1,289		488	–	1,407	7	–	–		9,334	8

Wholesale and retail trade	1,614		1,611		3,731	–	424	2	–	–		7,382	6

Information	3,884		616		373	–	42	–	–	–		4,915	4

Commercial properties	2,969		442		70	–	–	39	–	–		3,520	3

Construction	445		814		112	–	1,450	246	–	–		3,067	3

Professional services	1,441		474		489	–	286	142	–	–		2,832	2

Other	690		1,074		118	–	194	1	–	–		2,077	2

Total commercial	55,700		22,528		14,362	2,897	11,295	651	–	4,400		111,833	92

Sovereign	1,104		91		–	–	–	–	–	8,471		9,666	8

	56,804		22,619		14,362	2,897	11,295	651	–	12,871		121,499	100

Reinsurance ceded(4)	–		–		–	–	–	–	(218)	–		(218)	–

Total	$ 56,804		$ 22,619		$ 14,362	$ 2,897	$ 11,295	$ 651	$ (218)	$ 12,871		$ 121,281	100

▶	110	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Supplemental Information

The following table presents the reclassification of the prior year commercial figures from the concentration of exposure by industry to presentation in accordance with NAICS:

	Previous Industry Classification

(in millions of Canadian dollars)	Aerospace	Surface transportation	Resources	Light manufacturing	Infrastructure and environment	Financial institutions	Information and communications technologies	Mining	Oil and gas	Total commercial

NAICS

Construction	–	14	15	36	2,631	123	19	11	218	3,067

Finance and insurance	87	276	254	491	1,021	16,571	832	26	201	19,759

Information	2	1	32	27	2	102	4,749	–	–	4,915

Manufacturing	2,283	5,939	3,467	4,902	1,952	57	963	2,216	3,662	25,441

Commercial properties	1,547	1,265	–	2	76	554	44	2	30	3,520

Professional services	52	162	65	230	861	17	1,050	26	369	2,832

Resources	16	2	690	41	51	10	5	7,104	5,222	13,141

Transportation and storage	10,560	5,650	42	277	1,024	–	5	77	2,730	20,365

Wholesale and retail trade	37	487	1,571	2,516	308	12	220	1,888	343	7,382

Utilities	–	–	3	–	9,172	–	3	–	156	9,334

Other	70	102	6	991	431	5	444	19	9	2,077

Total commercial	$ 14,654	$ 13,898	$ 6,145	$ 9,513	$ 17,529	$ 17,451	$ 8,334	$ 11,369	$ 12,940	$111,833

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(4)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

(5)	The current year has been prepared with the North American Industry Classification System (NAICS). Prior year amounts have been reclassified and are grouped in accordance with NAICS.

Table 7: Individually Impaired Gross Loans Receivable

(in millions of Canadian dollars)	2021	2020

Commercial*:

Transportation and storage	594	577

Commercial properties	436	–

Information	206	284

Resources	146	459

Utilities	116	125

Wholesale and retail trade	108	63

Manufacturing	103	168

Construction	74	79

Finance and insurance	29	37

Professional services	23	27

Other	191	136

Total commercial	2,026	1,955

Sovereign:

Iran	8	8

Venezuela	1	1

Total sovereign	9	9

Total impaired gross loans receivable	$ 2,035	$ 1,964

*	The current year has been prepared with the North American Industry Classification System (NAICS).
Prior year amounts have been reclassified and are grouped in accordance with NAICS.

▶	111	EDC 2021 Integrated Annual Report | Management’s Discussion and Analysis | Supplemental Information

Table 8: Performing Loans – Allowance for Credit Losses

(in millions of Canadian dollars)			2021			2020

Industry of risk	Exposure	Allowance	Allowance as a percentage of exposure	Exposure	Allowance	Allowance as a percentage of exposure

Commercial:

Transportation and storage*	16,327	226	1.4	19,279	406	2.1

Utilities	8,332	135	1.6	7,256	52	0.7

Manufacturing	10,627	89	0.8	16,385	336	2.1

Resources	8,622	51	0.6	9,947	44	0.4

Information	3,961	26	0.7	4,147	50	1.2

Professional services	1,607	19	1.2	1,654	55	3.3

Wholesale and retail trade	2,565	15	0.6	3,040	46	1.5

Commercial properties	2,777	13	0.5	3,411	107	3.1

Finance and insurance	5,142	9	0.2	5,581	27	0.5

Construction	926	7	0.8	1,159	7	0.6

Other	1,403	18	1.3	1,452	73	5.0

Total commercial	62,289	608	1.0	73,311	1,203	1.6

Sovereign	1,126	330	29.3	1,186	346	29.2

Total	$ 63,415	$ 938	1.5	$ 74,497	$ 1,549	2.1

* Includes other assets exposure of $10 million (2020 – $13 million) and allowance on other assets of $1 million (2020 – $4 million).

Table 9: Investments

(in millions of Canadian dollars)	Investments financing	Undisbursed commitments		2021 Exposure		2020 Exposure

Gross exposure			$	%	$	%

Domestic market	1,808	584	2,392	67	1,730	62

Other advanced economies	133	49	182	5	155	5

Emerging markets	766	251	1,017	28	917	33

Total	$ 2,707	$ 884	$ 3,591	100	$ 2,802	100

Table 10: Claims – Size Concentration

(in millions of Canadian dollars)				2021				2020

	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries

$0 – $100,000	10	446	4	376	20	925	3	331

$100,001 – $1 million	23	88	9	33	49	184	9	24

Over $1 million	21	10	5	3	95	27	15	4

Total	$ 54	544	$ 18	412	$ 164	1,136	$ 27	359

112 EDC 2021 Integrated Annual Report Consolidated Financial Statements FINANCIAL REPORTING RESPONSIBILITY 113 INDEPENDENT AUDITOR’S REPORT 114 CONSOLIDATED STATEMENT OF FINANCIAL POSITION 117 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME 118 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 119 CONSOLIDATED STATEMENT OF CASH FLOWS 120 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 121 1. Corporate Mandate 121 2. Impact of COVID-19 123 3. Summary of Significant Accounting Policies 123 4. Marketable Securities 133 5. Loans and Allowance for Credit Losses 134 6. Investments 141 7. Other Assets 141 8. Property, Plant and Equipment 141 9. Intangible Assets 142 10. Right-of-Use Assets and Lease Liabilities 142 11. Accounts Payable and Other Credits 143 12. Debt Instruments 143 13. Derivative Instruments 144 CONSOLIDATED 14. Debt Instrument Maturities 147 15. Premium and Claims Liabilities 148 16. Financing Commitments 149 FINANCIAL 17. Contingent Liabilities 149 18. Insurance Risks 151 19. Share Capital 155 20. Capital Management 156 21. Fair Value of Financial Instruments 156 22. Financial Instrument Risks 160 23. Contractual Obligations 163 24. Structured Entities 163 25. Loan Revenue 164 26. Interest Expense 164 27. Net Insurance Premiums and Guarantee Fees 164 28. Net Claims-Related Expenses (Recovery) 164 29. Other (Income) Expenses 165 30. Administrative Expenses 166 31. Retirement Benefit Plans 166 32. Related Party Transactions 172 33. Canada Account Transactions 173

▶	113	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Financial Reporting Responsibility

Financial Reporting Responsibility

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. It is necessary for management to make assumptions, estimates and judgments based on information available as at the date of the financial statements. Areas where management has made significant estimates, assumptions and judgments include the allowance for losses on loans, loan commitments and loan guarantees, premium and claims liabilities, financial instruments measured at fair value, retirement benefit obligations and the determination of the control of structured entities. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded, that the transactions are properly authorized and are in accordance with the relevant legislation, by-laws of the Corporation and Government directives, and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and the Auditor General of Canada on a regular basis.

Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of International Trade, Export Promotion, Small Business and Economic Development and the Minister of Finance where the Minister of International Trade, Export Promotion, Small Business and Economic Development considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in Note 33 to our Consolidated Financial Statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.

The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses her opinion on the consolidated financial statements. Her report is presented on the following page.

Mairead Lavery	Ken Kember
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

March 9, 2022

▶	114	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Independent Auditor’s Report

Office of the Auditor General of Canada	Bureau du vérificateur général du Canada

Independent Auditor’s Report

To the Minister of International Trade, Export Promotion, Small Business and Economic Development

Report on the Audit of the Consolidated Financial Statements

OPINION

We have audited the consolidated financial statements of Export Development Canada and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at 31 December 2021, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2021, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).

BASIS FOR OPINION

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

OTHER INFORMATION

Management is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE

CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

▶	115	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Independent Auditor’s Report

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

▶	116	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Independent Auditor’s Report

Report on Compliance with Specified Authorities

OPINION

In conjunction with the audit of the consolidated financial statements, we have audited transactions of Export Development Canada and its wholly-owned subsidiaries coming to our notice for compliance with specified authorities. The specified authorities against which compliance was audited are Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of Export Development Canada, the charters and by-laws of its wholly-owned subsidiaries, and the directives issued pursuant to Section 89 of the Financial Administration Act described in Note 1 to the consolidated financial statements.

In our opinion, the transactions of Export Development Canada and its wholly-owned subsidiaries that came to our notice during the audit of the consolidated financial statements have complied, in all material respects, with the specified authorities referred to above. Further, as required by the Financial Administration Act, we report that, in our opinion, the accounting principles in IFRSs have been applied on a basis consistent with that of the preceding year.

RESPONSIBILITIES OF MANAGEMENT FOR COMPLIANCE WITH SPECIFIED AUTHORITIES

Management is responsible for Export Development Canada and its wholly-owned subsidiaries’ compliance with the specified authorities named above, and for such internal control as management determines is necessary to enable Export Development Canada and its wholly-owned subsidiaries to comply with the specified authorities.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF COMPLIANCE WITH SPECIFIED AUTHORITIES

Our audit responsibilities include planning and performing procedures to provide an audit opinion and reporting on whether the transactions coming to our notice during the audit of the consolidated financial statements are in compliance with the specified authorities referred to above.

Normand Lanthier, CPA, CA
Principal for the Auditor General of Canada

Ottawa, Canada 9 March 2022

▶	117	EDC 2021 Integrated Annual Report | Consolidated Financial Statements

Export Development Canada

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at December 31

(in millions of Canadian dollars)	Notes	2021	2020

Assets

Cash		207	182

Marketable securities	4	9,082	10,563

Derivative instruments	13	1,139	2,126

Loans receivable	5	48,345	54,722

Allowance for losses on loans	5	(1,760)	(2,630)

Investments	6	2,707	2,032

Reinsurers’ share of premium and claims liabilities	15	110	150

Property, plant and equipment	8	44	40

Intangible assets	9	63	84

Right-of-use assets	10	127	123

Retirement benefit assets	31	346	45

Other assets	7	205	260

Total Assets		$ 60,615	$ 67,697

Liabilities and Equity

Accounts payable and other credits	11	185	179

Loans payable	12	43,525	45,020

Derivative instruments	13	1,003	1,623

Lease liabilities	10	158	153

Loan guarantees	5, 17	188	300

Allowance for losses on loan commitments	5	20	50

Premium and claims liabilities	15	670	820

Retirement benefit liabilities	31	226	262

Total Liabilities		45,975	48,407

Financing commitments (Note 16) and contingent liabilities (Note 17)

Share capital	19	12,300	12,300

Retained earnings		2,340	6,990

Total Equity		14,640	19,290

Total Liabilities and Equity		$ 60,615	$ 67,697

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved for issuance by the Board of Directors on March 9, 2022.

Robert S. McLeese	Mairead Lavery
Director	Director

▶	118	EDC 2021 Integrated Annual Report | Consolidated Financial Statements

Export Development Canada

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31

(in millions of Canadian dollars)	Notes	2021	2020

Financing and Investment Revenue:

Loans	25	1,462	1,830

Marketable securities		82	165

Investments		16	14

Total financing and investment revenue		1,560	2,009

Interest expense	26	324	760
Financing-related expenses		25	26

Net Financing and Investment Income		1,211	1,223

Loan Guarantee Fees		97	55

Insurance premiums and guarantee fees		285	265

Reinsurance ceded		(33)	(35)

Net Insurance Premiums and Guarantee Fees	27	252	230

Other (Income) Expense	29	(741)	(195)

Administrative Expenses	30	619	556

Income before Provision and Claims-Related Expenses		1,682	1,147

Provision for (Reversal of) Credit Losses	5	(554)	2,083

Claims-related expenses (recovery)		(84)	424

Reinsurers’ share of claims-related expenses (recovery)		33	(8)

Net Claims-Related Expenses (Recovery)	28	(51)	416

Net Income (Loss)		2,287	(1,352)

Other comprehensive income (loss):

Retirement benefit plans remeasurement	31	343	(81)

Comprehensive Income (Loss)		$ 2,630	$ (1,433)

The accompanying notes are an integral part of these consolidated financial statements.

All items presented in other comprehensive income will not be reclassified to net income in subsequent periods.

▶	119	EDC 2021 Integrated Annual Report | Consolidated Financial Statements

Export Development Canada

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31

(in millions of Canadian dollars)	Notes	2021	2020

Share Capital

Balance beginning of year		12,300	1,333

Shares issued	19	–	10,967

Balance end of year		12,300	12,300

Retained Earnings

Balance beginning of year		6,990	8,423

Net income (loss)		2,287	(1,352)

Other comprehensive income (loss):

Retirement benefit plans remeasurement		343	(81)

Dividends	19	(7,280)	–

Balance end of year		2,340	6,990

Total Equity End of Year		$ 14,640	$ 19,290

The accompanying notes are an integral part of these consolidated financial statements.

▶	120	EDC 2021 Integrated Annual Report | Consolidated Financial Statements

Export Development Canada

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31

(in millions of Canadian dollars)	2021	2020

Cash Flows from (used in) Operating Activities

Net income (loss)	2,287	(1,352)

Adjustments to determine net cash from (used in) operating activities

Provision for (reversal of) credit losses	(554)	2,083

Change in the net allowance for claims on insurance	(89)	279

Depreciation and amortization	32	39

Realized (gains) and losses	(315)	(128)

Changes in operating assets and liabilities

Change in fair value of investments and accrued interest on loans receivable	(394)	(233)

Change in accrued interest and fair value of marketable securities	185	(98)

Change in accrued interest and fair value of loans payable	(473)	361

Change in derivative instruments	552	(261)

Other	41	20

Loan disbursements	(16,196)	(25,345)

Loan repayments and principal recoveries from loan asset sales	20,982	21,965

Net cash from (used in) operating activities	6,058	(2,670)

Cash Flows from (used in) Investing Activities

Disbursements for investments	(413)	(387)

Receipts from investments	440	189

Purchases of marketable securities	(7,706)	(8,354)

Sales/maturities of marketable securities	7,775	10,249

Purchases of property, plant and equipment	(7)	(6)

Purchases of intangible assets	(1)	(2)

Net cash from (used in) investing activities	88	1,689

Cash Flows from (used in) Financing Activities

Issue of long-term loans payable	7,205	11,922

Repayment of long-term loans payable	(10,807)	(13,606)

Issue of short-term loans payable	25,216	30,321

Repayment of short-term loans payable	(21,719)	(36,858)

Disbursements from sale/maturity of derivative instruments	(34)	(200)

Receipts from sale/maturity of derivative instruments	114	88

Issue of share capital	–	10,967

Dividend paid	(7,280)	–

Net cash from (used in) financing activities	(7,305)	2,634

Effect of exchange rate changes on cash and cash equivalents	(24)	(62)

Net increase (decrease) in cash and cash equivalents	(1,183)	1,591

Cash and cash equivalents

Beginning of year	2,876	1,285

End of year	$ 1,693	$ 2,876

Cash and cash equivalents are comprised of:

Cash	207	182

Cash equivalents included within marketable securities	1,486	2,694

	$ 1,693	$ 2,876

Operating Cash Flows from Interest

Cash paid for interest	$ 435	$ 891

Cash received for interest	$ 1,461	$ 1,877

The accompanying notes are an integral part of these consolidated financial statements.

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Notes to the Consolidated Financial Statements

1. Corporate Mandate

Export Development Canada (“EDC”, “we” or “our”) was created in 1944 as Canada’s export credit agency (ECA). On October 1, 1969, EDC was established as a Crown corporation by a statute of the Parliament of Canada, the Export Development Act (the “Act”). EDC’s mandate is to support and develop, directly or indirectly, Canada’s export trade, and Canadian capacity to engage in that trade and respond to international business opportunities, as well as to provide development financing and other forms of development support in a manner consistent with Canada’s international development priorities. In March of 2020, to respond to the economic impacts of COVID-19, the Government of Canada temporarily expanded EDC’s mandate from March 26, 2020 to December 31, 2021 to include supporting and developing, directly or indirectly, domestic business at the request of the Minister of International Trade, Export Promotion, Small Business and Economic Development and the Minister of Finance. On December 1, 2021, the Ministers extended these domestic powers until December 31, 2022, with guidance as to their application provided by the Ministers to EDC.

EDC is named in Part I of Schedule III to the Financial Administration Act (the “FA Act”) and is accountable for its affairs to Parliament through the Minister of International Trade, Export Promotion, Small Business and Economic Development (the “Minister”).

In 2008, EDC was given and implemented a directive (PC 2008-1598) pursuant to Section 89 of the FA Act, directing parent Crown corporations involved in commercial lending to give due consideration to the personal integrity of those they lend to or provide benefits to, in accordance with the Federal Government’s policy to improve the accountability and integrity of federal institutions.

In July 2015, EDC, together with other federal Crown corporations, was issued a directive (PC 2015-1110) pursuant to Section 89 of the FA Act to align our travel, hospitality, conference and event expenditure policies, guidelines and practices with Treasury Board policies, directives and related instruments on travel, hospitality, conference and event expenditures in a manner that is consistent with our legal obligations. We have complied with the directive in a way that does not hinder our ability to deliver on our mandate for Canadian companies.

In 2017, EDC completed its compliance with the directive PC 2017-127. This directive intended to ensure equitable and balanced cost-sharing between employee and employer for pension contributions, and set the normal retirement age at 65.

In June 2018, EDC was issued a directive (PC 2018-683) pursuant to Section 89 of the FA Act to perform any activity consistent with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account) in respect of the project known as the Trans Mountain Pipeline Expansion (the “Project”). We have complied with the directive by performing all required activities described in the authorization obtained from the Minister on June 5, 2018, as amended by the authorization obtained from the Minister on July 27, 2018 save and except for the indemnity transaction contemplated in paragraph 3 of the authorization of June 5, 2018 as this part of the authorization has not yet been implemented. EDC has further implemented the directive by performing all required activities described in the authorization obtained from the Minister on July 8, 2019 and further amendments thereto on August 31, 2020 and September 28, 2020.

In August 2019, EDC was issued a directive (PC 2019-1190) pursuant to Section 89 of the FA Act to lend monies to General Dynamics Land Systems – Canada Corporation in accordance with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account). We have complied with this directive by performing required activities consistent with the authorization obtained from the Minister on August 19, 2019. In 2021, the monies have been fully repaid by General Dynamics Land Systems – Canada Corporation.

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In March 2020, EDC was issued a directive (PC 2020-206) pursuant to Section 89 of the FA Act to perform any activity consistent with any authorization obtained from the Minister pursuant to Section 23 of the Act as part of the response to COVID-19; to support and develop domestic business in accordance with paragraph 10(1)(a) of the Act as part of that response; and to take any ancillary or other measures that may be advisable or necessary to give effect to the directive. EDC has obtained from the Minister an authorization in respect of the Canada Emergency Business Account (CEBA) on April 5, 2020 and further amendments thereto on April 8, April 13, April 16, May 19, and October 20, 2020. EDC has implemented and continues to implement the directive by performing all required activities consistent with the authorization. EDC continues to carry out all activities as may be advisable or required to give effect to the directive and authorization. With respect to domestic support, EDC continues to implement the directive and to carry out all activities as may be advisable or required to give effect to the directive, in accordance with the guidance of the Minister of International Trade, Export Promotion, Small Business and Economic Development and the Minister of Finance.

In August 2021, EDC was issued a directive (PC 2021-850) pursuant to Section 89 of the FA Act to perform any activity in accordance with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account) in respect of the Telesat program known as Telesat Lightspeed and to do any other thing that may be required or advisable to give effect to the directive. The transaction described in the authorization obtained from the Minister on August 6, 2021 is in the process of being implemented and we are complying with this directive by performing required activities consistent with the authorization.

In August 2021, EDC was issued a directive (PC 2021-891) pursuant to Section 89 of the FA Act to perform any activity in accordance with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account) in respect of Lower Churchill Projects in Newfoundland and Labrador and to do any other thing that may be required or advisable to give effect to the directive. The authorization obtained from the Minister on August 14, 2021 was amended, restated and superseded by a subsequent authorization provided by the Minister on December 20, 2021 (the “December Authorization”). The transaction described in the December Authorization is in the process of being implemented and we are complying with this directive by performing required activities consistent with the December Authorization.

The Government of Canada is the sole shareholder of EDC.

We incorporated Exinvest Inc. as a wholly-owned subsidiary under the Canada Business Corporations Act in 1995.

In May 2017, for the purposes of creating a Canadian Development Finance Institution, the Government of Canada broadened EDC’s mandate and scope of activity to include providing, directly or indirectly, development financing and other forms of development support in a manner that is consistent with Canada’s international development priorities. Development Finance Institute Canada (DFIC) Inc. was incorporated under the Canada Business Corporations Act in September 2017 as a wholly-owned subsidiary of EDC, and began operations under the trade name FinDev Canada in January 2018.

Our earnings and those of our subsidiaries are not subject to the requirements of the Income Tax Act.

We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit is currently $90.0 billion. At the end of December 2021, the amount of these contingent liabilities was $33.0 billion (2020 – $33.2 billion).

We are for all purposes an agent of Her Majesty in right of Canada. As a result, all obligations under debt instruments we issue are obligations of Canada. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the most recent audited financial statements. The maximum applicable to December 31, 2021 is $289.4 billion (2020 – $310.8 billion), against which borrowings amounted to $43.5 billion (2020 – $45.0 billion).

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2. Impact of COVID-19

The World Health Organization officially declared the outbreak of COVID-19 a pandemic on March 11, 2020. The COVID-19 pandemic continues to impact the global economy. The overall economy continues to navigate the pandemic with continuing uncertainty even as vaccinations are being distributed throughout the world. As a result, we continue to operate in an uncertain macroeconomic environment.

IMPACT ON ESTIMATES AND JUDGMENTS

As disclosed in Note 3, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. The COVID-19 pandemic has given rise to heightened uncertainty and increased the need to apply judgment in evaluating the economic environment and its impact on significant estimates. This uncertainty has increased the level of judgment applied in estimating the allowance for credit losses (see Note 5) and premiums and claims liabilities (see Note 15). Actual results could vary significantly from these estimates and judgments.

3. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to IFRS.

Certain comparative industry figures in the notes to the consolidated financial statements have been reclassified from the Standard Industry Classification (SIC) to the North America Industry Classification System (NAICS) in order to align with our shareholder’s standards on industry data reporting. The industry reclassification impacts Notes 5 and 22.

BASIS OF CONSOLIDATION

Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our wholly-owned subsidiaries and those structured entities consolidated under IFRS 10 – Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

New Standards, Amendments and Interpretations

The following amendment issued by the IASB has been assessed as being relevant to EDC. The changes were adopted for the annual period beginning on January 1, 2021.

Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement, IFRS 7 – Financial Instruments: Disclosures, IFRS 4 – Insurance Contracts and IFRS 16 – Leases to address the reforms related to the interest rate benchmark.

The amendments include changing the effective interest rate of financial instruments to reflect the change to the alternative benchmark rate, as well as additional disclosures about new risks arising from the reform and how we are managing the transition to alternative benchmark rates. For financial assets and financial liabilities measured at amortized cost, the amendments introduce a practical expedient that allows the change in contractual cash flows to be accounted for as an update to the effective interest rate, as opposed to immediately recognizing a gain or loss, provided that the modification is made on an economically equivalent basis and is a direct consequence of interest rate benchmark reform.

Certain loans receivable measured at amortized cost were transitioned to a new interest rate benchmark in 2021 as disclosed in Note 5.

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Transition to Alternative Benchmark Rates

We are focused on key activities including enhancing existing systems and processes as well as converting our existing loan and debt agreements using the new relevant alternative benchmark rates. The transition has been broken down into two stages – Stage 1 was focused on the LIBOR currencies and settings with a cessation date of December 31, 2021 (all Sterling, Euro, Swiss Franc and Japanese Yen settings), while Stage 2 will focus on the USD LIBOR currency and settings with a cessation date of June 30, 2023.

As at December 31, 2021, Stage 1 is complete. The key outcome in 2021 was the amendment of existing impacted products and new products to the new risk-free rates. This included system, process and operational readiness, training, and ensuring appropriate support for our customers and customer-facing teams.

The interest rate benchmark reform has not resulted in changes to our risk management strategy and we have assessed the overall risk arising from the transition to be low.

The following table shows our exposures to financial instruments that continue to reference interest rate benchmarks that are subject to the reform and are yet to transition:

(in millions of Canadian dollars)	Dec. 31, 2021

	Non-derivative financial assets	Derivatives (receive leg) – notional amount	Derivatives (pay leg) – notional amount

USD Libor (1 month)	3,682	–	1,266

USD Libor (3 months)	6,588	6,509	4,069

USD Libor (6 months)	5,636	570	1,266

USD Libor (Other)	408	–	–

	16,314	7,079	6,601

Cross currency swaps	–	198	11,097

Total	$ 16,314	$ 7,277	$ 17,698

We have no exposure to loan commitments that reference interest rate benchmarks. The reference rate has not yet been established for any future loan disbursements under our committed loan facilities.

Standards, Amendments and Interpretations not yet in effect

The following standards and amendments issued by the IASB have been assessed as having a possible effect on EDC in the future. We are currently assessing the impact of these standards and amendments on our consolidated financial statements:

IFRS 17 – Insurance Contracts – In May 2017, the IASB issued IFRS 17 which establishes recognition, measurement, presentation, and disclosure requirements of insurance contracts. The standard requires entities to measure the contract liabilities using their current fulfillment cash flows and revenue to be recognized using one or more of three methods. We are planning to adopt two of these methods – the General Measurement Model and the Premium Allocation Approach to measure insurance contracts. IFRS 17 is effective for annual periods beginning on or after January 1, 2023.

The IFRS 17 standard is highly relevant to EDC and will impact our consolidated financial statements and related disclosures, however the impact cannot be reasonably estimated at this time.

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USE OF ESTIMATES AND KEY JUDGMENTS

To prepare our consolidated financial statements in accordance with IFRS, it is necessary for management to exercise judgment and make use of estimates and assumptions in applying certain accounting policies. We utilize current market data, our own historical experience and other information available to us as at the date of the financial statements in arriving at our decisions. We have established procedures to ensure that the process for determining our estimates and assumptions is well controlled and occurs in an appropriate and systematic manner.

Uncertainty is inherent in the use of estimates and assumptions and, as a result, actual results may vary significantly from management’s estimates. Uncertainty arises, in part, from the use of historical experience and data at a point in time to establish our assumptions. While this data may be the most reliable basis available on which to base our assumptions, economic events may occur subsequently that render previous assumptions invalid and cause a material change to actual results.

Areas where management has made significant use of estimates and exercised judgment are discussed below.

Estimates

Note 5 – Loans and Allowance for Credit Losses

The allowance for losses on loans, loan commitments and loan guarantees represents management’s best estimate of expected credit losses (ECL). These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.

The purpose of the allowance is to provide an estimate of expected credit losses inherent in the loan portfolio. Estimation is inherent in the assessment of forward-looking probabilities of default, loss severity in the event of default (also referred to as loss given default), review of credit quality and the value of any collateral. Management also considers the impact of forward-looking macroeconomic factors including current and future economic events, industry trends and risk concentrations on the portfolio and the required allowance.

Allowances are established on an individual basis for loans, loan commitments and loan guarantees that management has determined to be impaired and/or for which losses have been incurred. When an obligor is considered impaired, we reduce the carrying value of the loan to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows and the residual values of the underlying collateral.

Note 15 – Premium and Claims Liabilities

The premium and claims liabilities are based on our estimate of future claims under the terms and conditions of our insurance policies. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance products and is derived in conjunction with our own experience. The actuarial calculation of the premium and claims liabilities uses key management assumptions for frequency of claims, severity of loss, future claim development, administrative expenses, relevant discount rates and margins for adverse deviations.

Note 21 – Fair Value of Financial Instruments

The majority of financial instruments are recognized on our Consolidated Statement of Financial Position at their fair value. These financial instruments include marketable securities, recoverable insurance claims, derivative instruments, investments and loans payable designated at fair value through profit or loss. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Our financial instruments are categorized into one of three levels based on whether the techniques employed to value the instruments use observable or unobservable market inputs. Financial instruments categorized as Level 1 are valued using quoted market prices, thus minimal estimation is required. Those instruments categorized as Level 2 and 3 require the use of greater estimation and judgment, and level 3 instruments include inputs that are not based on observable market data.

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Note 31 – Retirement Benefit Plans

EDC maintains two pension plans with defined benefit and defined contribution components, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. IFRS requires that management measure the plans’ defined benefit obligations and annual costs using assumptions that are long-term in nature and reflect our best estimates. We review key assumptions on an annual basis with our actuaries using relevant experience, in conjunction with market related data. The key assumptions include expected rates of compensation increase, discount rates, inflation rate, longevity of plan members, and health care costs.

Judgments

Note 5 – Loans and Allowance for Credit Losses

Management judgment is used in the ECL calculation as it pertains to the application of forward-looking information to support future events and historical behaviour patterns in determining the expected life of a financial instrument. Judgment is also used in assessing significant increase in credit risk.

Note 15 – Premium and Claims Liabilities

Judgment is used in selecting the severity of loss, future claim development, frequency of claim, discount rate and the confidence level for adverse deviation in the calculation of our insurance premium and claims liabilities.

Note 21 – Fair Value of Financial Instruments

The categorization of our financial instruments into three fair value hierarchy levels requires judgment. Our policy is to recognize transfers into and out of these levels at the date of the event or change in circumstances that caused the transfer. Quantitative disclosure is provided for all transfers among all levels regardless of their significance.

Financial instruments categorized as Level 2 and 3 require significant judgment in the selection of appropriate discount rates, yield curves and other inputs into our models which may not be based on observable market data.

Note 24 – Structured Entities

A structured entity (SE) is defined as an entity created to accomplish a narrow and well-defined objective. Management exercises judgment in determining whether EDC has control of structured entities. When we have power over an SE and are exposed, or have rights to variable returns from our involvement with an SE and have the ability to affect those returns through our power over the SE, we are considered to control the SE and the SE is consolidated within our financial statements. When the criteria for control are not met, SEs are not consolidated.

Note 31 – Retirement Benefit Plans

The management assumption with the greatest potential impact on our defined benefit obligations is the discount rate. Management judgment is used in the determination of the discount rate, which is set by reference to the yield of a portfolio of high-quality fixed income instruments (rated AA or higher), that match the timing of the expected benefit payments.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and short-term highly liquid marketable securities with a term to maturity of 90 days or less from the date of their acquisition, are considered highly liquid, readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. Cash equivalents are included within marketable securities on the Consolidated Statement of Financial Position.

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MARKETABLE SECURITIES

We hold marketable securities for liquidity purposes. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency of A- for all transactions.

Marketable securities held directly by EDC are recorded at fair value through profit or loss to reflect our business model for managing these instruments. Purchases and sales of marketable securities are recorded on the trade date and the transaction costs are expensed as incurred. Interest revenue is recorded in marketable securities revenue in the Consolidated Statement of Comprehensive Income. Realized and unrealized gains and losses on these securities are included in other (income) expenses in the Consolidated Statement of Comprehensive Income.

LOANS RECEIVABLE

Loans receivable are recorded at fair value upon initial recognition and subsequently measured at amortized cost using the effective interest method. Our loans receivable are held in order to collect contractual cash flows which represent payments of principal, interest and fees. They are derecognized when the rights to receive cash flows have expired or we have transferred substantially all the risks and rewards of ownership. A loan payment is considered past due when the obligor has failed to make the payment by the contractual due date.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest income over the relevant period in financing and investment revenue in the Consolidated Statement of Comprehensive Income. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset. When calculating the effective interest rate, we estimate cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but do not consider future credit losses. The calculation includes all fees paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Deferred loan revenue, which consists of exposure, administration and other upfront fees, is considered an integral part of the effective interest rate and is amortized over the term of the related loan.

While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans are included in other (income) expenses. Losses on sales of impaired loans are reported in the provision for (reversal of) credit losses.

LOAN GUARANTEES

In the ordinary course of business we issue loan guarantees to cover non-payment of principal, interest and fees due to financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Loan guarantees are initially recognized in the financial statements at fair value in the liability for loan guarantees. Fair value is determined to be the guarantee fee received. Subsequent to initial recognition, our liability is measured at the higher of the unamortized guarantee fees and the allowance calculated that estimates the loss anticipated to be incurred as a result of satisfying our obligation under that guarantee.

Any change in liability relating to the allowance on loan guarantees is recorded in the Consolidated Statement of Comprehensive Income in the provision for (reversal of) credit losses. Guarantee fees, including deferred guarantee fees, are recognized in the Consolidated Statement of Comprehensive Income on a straight-line basis over the life of the guarantee, as performance obligations are satisfied.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents management’s best estimate of expected credit losses and is based on the expected credit loss model.

Financial instruments subject to an impairment assessment include loans held at amortized cost. The allowance for credit losses related to loans receivable is presented in the allowance for losses on loans in the Consolidated Statement of Financial Position.

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Off-balance sheet items subject to an impairment assessment include loan commitments and loan guarantees. The allowance for credit losses related to loan commitments is presented in the allowance for losses on loan commitments and the allowance for credit losses related to loan guarantees is included in the liability for loan guarantees in the Consolidated Statement of Financial Position.

Changes in the allowance for credit losses as a result of originations, repayments and maturities, changes in risk parameters, remeasurements and modifications are recorded in the provision for (reversal of) credit losses in our Consolidated Statement of Comprehensive Income.

Expected Credit Loss (ECL) Impairment Model

The ECL model applies a three-stage approach to measure the allowance for credit losses. At initial recognition financial instruments are placed in Stage 1. ECLs are measured based on the stage assignment of the financial instrument:

•	Stage 1 – Where there has not been a significant increase in credit risk since origination, the allowance recorded is based on the expected credit losses resulting from defaults over the next 12-months;

•	Stage 2 – Where there has been a significant increase in credit risk since origination, the allowance recorded is based on the ECLs over the remaining lifetime of the financial instrument; and

•	Stage 3 – Where a financial instrument is considered impaired, the allowance recorded is based on the ECLs over the remaining lifetime of the instrument and interest revenue is calculated based on the carrying amount of the instrument, net of the loss allowance, rather than on its gross carrying amount.

Impairment and Write-off of Financial Instruments

Under EDC’s definition of default on loans receivable and loan commitments, financial instruments are considered to be in default and placed in Stage 3 when they meet one or both of the following criteria which represent objective evidence of impairment:

•	there has been a deterioration in credit quality to the extent that EDC considers that the obligor is unlikely to pay its credit obligations to EDC in full; or

•	the obligor is past due more than 90 days on any credit obligation to EDC, as required under IFRS 9.

If there is objective evidence that an impairment loss has occurred on an individual loan or loan commitment, the amount of the loss is measured as the difference between the loan’s carrying amount and the present value of any estimated future cash flows discounted at the loan’s original effective interest rate. The carrying value of the loan is reduced through the use of an individual allowance.

Thereafter, interest income on individually impaired loans is recognized based on the reduced carrying value of the loan using the original effective interest rate of the loan.

Impaired loan guarantees are identified by applying the same criteria to the underlying loan that is used to assess the impairment of direct loans carried at amortized cost. When the underlying loan is individually assessed to be impaired, it is probable that a call on the guarantee will be made representing an outflow of economic benefits that would be required to settle our obligation under the guarantee. Should there be a cash outflow related to a call on an impaired guarantee, in most cases we would not consider the associated newly originated loan to be a purchase or origination of a credit impaired asset.

Loans and the related allowance for credit losses are written off, either partially or in full, when all collection methods, including the realization of collateral, have been exhausted and no further prospect of recovery is likely.

Loans are returned to performing status when it is likely that contractual payments will continue pursuant to the terms of the loan.

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Measurement of ECLs

The ECL calculation along with the stage assignment considers reasonable and supportable information about past events, current conditions and forecasts of future economic events. The estimation and application of forward-looking information, using both internal and external sources of information, requires significant judgment.

The ECL model is a function of the probability of default (PD), loss given default (LGD), and exposure at default (EAD) of a specific obligor or group of obligors with like characteristics such as industry and country classification as well as credit risk rating, discounted to the reporting date using the effective interest rate, or an approximation thereof. PD is modelled based on current and historic data along with relevant forward-looking macroeconomic factors to estimate the likelihood of default over a given time horizon. LGD is an estimate of the percentage of exposure that will be lost if there is a default on a specific obligor. EAD is modelled based on cash flow expectations which include contractual terms as well as forward-looking repayment and draw patterns and represents the outstanding exposure at the time of default.

Forward-Looking Information

ECLs are calculated using forward-looking information determined from reasonable and supportable forecasts of future economic conditions as at the reporting date. The ECL model does not consider every possible scenario but reflects a representative sample of three possible outcomes. The scenarios used are not biased towards extremes, reflect consistency among variables and are probability-weighted.

In addition to a baseline macroeconomic outlook, EDC also produces two alternative outlooks. These alternative forecasts leverage our country risk and industry analysts in our Economics team to identify and vet key upside and downside scenario possibilities, considering their impacts and probability of occurrence. The scenarios are reviewed quarterly for ongoing relevance.

The macroeconomic variables considered in the determination of the scenarios have been established to be key drivers of a global macroeconomic outlook and influential to EDC’s loan portfolio and include, but are not limited to, gross domestic product, commodity prices, equity indices, bond yields and unemployment rates. The macroeconomic variables are applied in the ECL model based on the industry classification for the corporate portfolio, and based on the country for sovereign loans. We also assess the extent to which these variables may not reflect recent economic events that may result in credit deterioration. In these cases we will estimate the potential impact on our allowances and apply market overlays to specific industries or other exposure categories that we deem appropriate.

Significant Increase in Credit Risk

At each reporting date, an assessment of whether a significant increase in credit risk has taken place since the initial recognition of the financial instrument is performed. The assessment, which does not use the low credit risk exemption allowed under IFRS 9, requires significant judgment and considers the following factors:

•	a threshold based on a relative change in the probability of default for the remaining expected life of the instrument relative to the corresponding probability of default at origination;

•	qualitative information available as at the reporting date; and

•	days past due.

Any exposure that is 30 days past due is placed in Stage 2. Any exposure that is 90 days past due is considered impaired and placed in Stage 3.

Assets can move in both directions through the stages of the impairment model. If, in a subsequent period, the credit quality improves for an instrument in Stage 2 such that the increase in credit risk since initial recognition is no longer considered significant, the instrument will move to Stage 1 and the loss allowance shall revert to being recognized based on the 12-month expected credit losses.

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Modifications

In situations where a borrower experiences financial difficulty, we may grant certain modifications to the terms and conditions of a loan. An assessment is done to determine if the loan should be derecognized. If the modification does not result in derecognition, the date of origination continues to be used to assess significant increase in credit risk. If the modification results in derecognition, a new loan is recognized based on the new contractual terms and is placed in Stage 1. Loans that are credit-impaired upon origination are placed in Stage 3, and the lifetime ECLs are reflected in the initial fair value. In subsequent reporting periods, we recognize only the cumulative changes in the lifetime ECLs since initial recognition as an allowance for credit losses. Changes in ECLs are recognized in the provision for (reversal of) credit losses on the Consolidated Statement of Comprehensive Income.

The Paris Club is an international forum of sovereign creditors, including Canada, who agree to formally reschedule sovereign borrowers’ debt when they are experiencing financial difficulties and are unable to meet their obligations. Sovereign loans that are considered in default by the Paris Club are classified as individually impaired. Consistent with the terms of Paris Club rescheduling agreements, contractual interest maturities for individually impaired sovereign loans are included in gross loans receivable.

FORECLOSED ASSETS

Assets that are returned to us(1) because of default under loan agreements are classified as held for use or held for sale according to management’s intention. The assets are recorded initially at fair value less costs to sell, when applicable, and are included in other assets on the Consolidated Statement of Financial Position. Any write-downs at recognition are reported in the provision for (reversal of) credit losses and any gains are recorded in other (income) expenses. Subsequent impairment losses or reversals of impairment losses are determined as the difference between the carrying amount and the recoverable amount and are recorded in other (income) expenses for the held-for-sale portfolio and in leasing and financing-related expenses for the held-for-use portfolio. We determine fair value based on market prices obtained from an independent appraiser along with current market data and other information available to us.

INVESTMENTS

Investments are comprised of direct investments that we hold in private and public companies and investments in private equity funds. Purchases and sales of these investments are recorded on a trade-date basis and are measured at fair value. Subsequent changes in fair value and any realized gains and losses are recorded in other (income) expenses. Transaction costs are expensed as incurred and included within leasing and financing-related expenses.

LEASES

At the inception of a contract, as lessee, we assess whether the contract is, or contains, a lease. A lease is defined as a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration. In our assessment of whether a contract conveys the right to use an asset, we consider whether EDC has:

•	access to a physically identifiable asset either explicitly or implicitly within the contract;

•	the right to obtain substantially all of the economic benefits from use of the identified asset; and

•	the right to direct the use of the identified asset.

We recognize right-of-use assets and lease liabilities at the lease commencement date. At initial recognition, right-of-use assets are measured at cost and are subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. In addition, right-of-use assets are reviewed annually for indications of impairment. If indications exist, the carrying value is analyzed to determine whether it is fully recoverable. An impairment loss is recognized when an asset’s carrying amount exceeds its recoverable amount. An impairment loss is recorded in administrative expenses to write down the carrying value to recoverable amount.

Our right-of-use assets have three classes of underlying assets: head office building, other office space and computer hardware. We account for lease components and non-lease components separately for each of our asset classes. We do not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less or are of a low value. Lease payments associated with these leases are recognized as an expense as they are incurred.

(1)

All aircraft returned to us for which the equity interest in the leveraged lease structure has been foreclosed have been registered with a number of trusts of which we are exposed, or have rights, to variable returns from our involvement with a structured entity and have the ability to affect those returns through our decision-making power over the structured entity.

▶	131	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

Lease liabilities are initially measured at the present value of lease payments and discounted using the interest rate implicit in the lease or, if not available, EDC’s incremental borrowing rate. Subsequently, the lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments arising from a change to the term of the lease. When a lease is remeasured, a corresponding adjustment is also made to the carrying amount of the right-of-use asset or is recognized as a gain or loss in other (income) expense if the carrying amount of the right-of-use asset is nil.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and impairment losses. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets or the term of the relevant lease. The estimated useful lives and depreciation methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of depreciation for furniture and equipment is five years and varies from three to five years for computer hardware. Leasehold improvements are depreciated over the shorter of the term of the respective lease or the useful economic life of the leasehold improvement. Depreciation is recorded in administrative expenses.

The gain or loss arising from the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in other (income) expenses.

INTANGIBLE ASSETS

Intangible assets represent internally developed and purchased computer software. They are carried at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the estimated useful lives of the intangible assets, which currently vary from five to ten years. The estimated useful lives and amortization methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. Amortization is recorded in administrative expenses.

Intangible assets are reviewed annually for indications of impairment. If indications exist, the carrying value is analyzed to determine whether it is fully recoverable. An impairment loss is recorded in administrative expenses to write down the carrying value to recoverable amount.

INSURANCE PREMIUMS

Insurance contracts are those contracts where we have accepted significant insurance risk by agreeing to compensate the policyholders if they are adversely affected by a specified uncertain future event.

Premiums on insurance policies are deferred and recognized in income over the term of the policy on a straight-line basis.

PREMIUM AND CLAIMS LIABILITIES

Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies. An actuarial valuation, which conforms to the recommendations of the Canadian Institute of Actuaries, is performed to establish our liability. The valuation uses simulation techniques and assumptions derived from our own experience (frequency of claims, severity of losses, future claim development, administrative expenses, relevant discount rates and margins for adverse deviations) relevant to our insurance products. The liability is comprised of reported claims, incurred but not reported claims (IBNR), and management’s best estimate of the net present value of net future claims under existing policies.

Deferred insurance premiums are the portion of premiums received on policies written that relate to risk periods after the current fiscal year and are amortized over the remaining term of the related policies. To the extent that our deferred premiums are not sufficient to cover our liability, an allowance is established. Adjustments to the liability are reflected in claims-related expenses. Future developments may result in claims which are materially different than the allowance provided.

Premium and claims liabilities on our Consolidated Statement of Financial Position include both the deferred premiums and the allowance for claims on insurance.

Other claims related expenses are charged to profit or loss as they are incurred. These costs arise from events that have occurred up to the balance sheet date.

▶	132	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

REINSURANCE

In the ordinary course of business, we assume and cede reinsurance with other insurance companies. We cede reinsurance to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve us of our obligations to the insured but they do provide for the recovery of claims arising from the liabilities ceded. We also assume reinsurance and thereby take on risk. Ceded reinsurance premiums, unearned premiums ceded to reinsurers and recoveries and estimates of recoveries on claims are recorded in the same manner as if the reinsurance were considered direct business. Amounts recoverable from the reinsurers are estimated in a manner consistent with the claims liability associated with the reinsured policy and are recorded within reinsurers’ share of premium and claims liabilities. Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire.

Reinsurance assets are reviewed for impairment at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that we may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that we will receive from the reinsurer.

DERIVATIVE INSTRUMENTS

Derivative instruments (derivatives) are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, equities, credit spreads or other financial measures. Derivatives that we may use to manage interest rate risk, foreign exchange risk and credit risk include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards and credit default swaps. We hold a portfolio of derivatives which we use to manage the foreign exchange risk associated with using our capital to fund our largely U.S. dollar-denominated operations. Derivatives are only contracted with creditworthy counterparties in accordance with policies established by our Global Risk Management Group and approved by our Board of Directors.

We do not apply hedge accounting to our derivatives. Derivatives are accounted for at fair value and are recognized on the Consolidated Statement of Financial Position upon the trade date and are removed from the Consolidated Statement of Financial Position when they expire or are terminated. Derivatives with a positive fair value are reported as derivative instruments within assets, while derivatives with a negative fair value are reported as derivative instruments within liabilities. All interest income and expenses associated with our derivatives are included in interest expense or marketable securities revenue, while realized and unrealized gains and losses are recorded in other (income) expenses.

Long-term currency swaps are considered part of the financing cash flows on the Consolidated Statement of Cash Flows because these swaps are used to manage our funding. We issue debt in a number of currencies for diversification purposes. We then use currency swaps to bring those funds into the currency required to disburse on our loans. All other swaps are included in operating cash flows as they are used to alter the interest rate risk profile of the portfolio.

LOANS PAYABLE

We have designated the majority of our debt, including structured debt, at fair value through profit or loss in order to obtain the same accounting treatment as the related derivatives. In general, these derivatives are transacted to manage interest and foreign exchange rate risk on the related debt. Contractual interest on our debt is recorded in interest expense. Any change in fair value on these instruments is recorded in other (income) expenses.

Our fixed rate bonds which do not have derivatives associated with them are carried at amortized cost with interest recorded in interest expense using the effective interest rate method.

The transaction costs related to our loans payable at amortized cost are capitalized and amortized in interest expense using the effective interest rate method over the life of the instrument.

ACCOUNTS PAYABLE AND OTHER CREDITS

Accounts payable and other credits are carried at amortized cost.

▶	133	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

TRANSLATION OF FOREIGN CURRENCY

All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars, our functional and presentation currency, at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included in other (income) expenses.

Foreign currency non-monetary items that are measured at historical cost are translated at historical rates. Foreign currency non-monetary items measured at fair value are translated using the rate of exchange at the date the fair value was determined.

RETIREMENT BENEFIT PLANS

We maintain two pension plans with defined benefit and defined contribution components, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. Defined benefit pensions are only available for employees hired prior to January 1, 2012.

Accrued benefit obligations are actuarially determined using the projected unit credit method, which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors.

The defined benefit expense is included in administrative expenses and consists of the actuarially determined retirement benefits for the current year’s service and imputed interest on projected benefit obligations net of interest earned on any plan assets over the average remaining working lives of employees expected to receive benefits under the plans.

Remeasurement gains and losses arise from the difference between the actual rate of return and the discount rate on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. These gains or losses are recognized in other comprehensive income and are transferred to retained earnings.

The defined contribution expense consists of contributions paid in the period for service rendered and an accrual of unpaid but earned contributions and is included in administrative expenses on the Consolidated Statement of Comprehensive Income.

4. Marketable Securities

We maintain liquidity sufficient to meet general operating requirements, to maintain stability in our short-term borrowing program and to provide flexibility in achieving corporate objectives. Consistent with our business model for managing these instruments, they are carried at fair value through profit or loss.

The following table provides a breakdown of our marketable securities issued or guaranteed by:

(in millions of Canadian dollars)	Dec. 31, 2021	Dec. 31, 2020

U.S. government	6,748	6,752

Financial institutions	1,508	2,092

Other governments	826	1,419

Canadian governments	–	300

Total marketable securities	$ 9,082	$ 10,563

The following table provides a breakdown of our marketable securities by remaining term to maturity:

(in millions of Canadian dollars)	Dec. 31, 2021				Dec. 31, 2020
	Remaining term to maturity				Remaining term to maturity

	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total

Short-term instruments*	4,170	–	–	4,170	5,641	–	–	5,641

Long-term fixed rate securities	111	2,166	2,635	4,912	254	2,011	2,657	4,922

Total marketable securities	$ 4,281	$ 2,166	$ 2,635	$ 9,082	$ 5,895	$ 2,011	$ 2,657	$ 10,563

*	Includes securities considered cash equivalents for the Consolidated Statement of Cash Flows of $1,486 million (2020 – $2,694 million).

▶	134	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

5. Loans and Allowance for Credit Losses

LOANS RECEIVABLE

The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of LIBOR for U.S. dollars and the Canadian Dollar Offered Rate (CDOR) for Canadian dollars.

(in millions of Canadian dollars)	Dec. 31, 2021						Dec. 31, 2020

	Floating $	Spread to maturity %	Fixed $	Yield to maturity %	Total $		Floating $	Spread to maturity %	Fixed $	Yield to maturity %	Total $

Performing:

Past due	43	2.68	91	4.44	134	(1)	45	0.98	79	3.93	124	(1)

2021	–	–	–	–	–		6,489	2.46	2,266	3.58	8,755

2022	4,926	2.20	1,165	4.28	6,091		7,224	2.31	1,995	4.15	9,219

2023	6,533	2.26	1,343	3.78	7,876		6,851	2.04	1,272	3.60	8,123

2024	5,453	2.30	1,125	3.47	6,578		5,144	2.33	1,085	3.51	6,229

2025	4,062	2.21	1,336	3.44	5,398		3,623	2.17	1,417	3.39	5,040

2026	3,956	2.27	759	3.46	4,715		2,143	2.49	644	3.33	2,787

2027 – 2031	8,184	2.07	3,856	3.35	12,040		6,270	1.98	3,558	2.63	9,828

2032 and beyond	1,287	1.65	2,283	2.60	3,570		777	1.64	1,926	3.17	2,703

Performing gross loans receivable	34,444	2.10	11,958	3.07	46,402		38,566	2.12	14,242	3.17	52,808

Impaired	888	3.99	1,147	5.31	2,035	(2)	1,254	4.19	710	5.86	1,964

Gross loans receivable	$ 35,332		$ 13,105		$ 48,437		$ 39,820		$ 14,952		$ 54,772

Accrued interest and fees receivable					156						188

Deferred loan revenue and other					(248)						(238)

Loans receivable					$ 48,345						$ 54,722

(1)	$63 million of receivables (2020 – $50 million) were less than one month past due.

(2)	Includes two originated credit-impaired loans of $230 million.

At the end of 2021, the floating rate performing gross loans receivable yield was 2.46% (2020 – 2.51%) with an average term to reset of 98 days (2020 – 102 days).

In 2020, we provided relief to various obligors, particularly those in the aerospace industry, in order to support Canadian exporters through the current period of economic uncertainty. Any amounts that were deferred are included above in the appropriate category based on the deferral agreement.

Sovereign loans represented 2.3% of total performing gross loans receivable (2020 – 2.0%).

During the year, $1.5 billion of loans receivable represented loans that used a risk-free rate. For any loans that were transitioned from the LIBOR benchmark to a new interest rate benchmark, we exercised the practical expedient that allows the change in contractual cash flows to be accounted for as an update to the effective interest rate as the modifications were made on an economically equivalent basis and were a direct consequence of interest rate benchmark reform. At December 31, 2021, we had $1.6 billion of GBP LIBOR loans receivable agreements that were amended to a new interest rate benchmark but have yet to be converted and will convert during 2022 at their next renewal date. Refer to Note 3 for USD LIBOR loans yet to be amended.

▶	135	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

We had country risk concentrations as outlined below:

(in millions of Canadian dollars)	Dec. 31, 2021		Dec. 31, 2020

Country	Performing gross loans receivable	%	Country	Performing gross loans receivable	%

Canada	6,299	13	United States	8,419	16

United States	6,228	13	Canada	6,826	13

United Kingdom	5,943	13	United Kingdom	4,672	9

Chile	4,305	9	Chile	4,084	8

Australia	3,189	7	Mexico	3,714	7

Germany	2,022	4	Australia	3,209	6

Mexico	2,009	4	Germany	2,478	5

India	1,715	4	India	2,208	4

Spain	1,631	4	Saudi Arabia	1,539	3

China	1,178	3	United Arab Emirates	1,260	2

Other	11,883	26	Other	14,399	27

Total	$ 46,402	100	Total	$ 52,808	100

Our most significant single counterparty performing gross loans receivable at the end of 2021 were as follows:

•	five transportation and storage industry obligors totalling $4,579 million (2020 – three obligors totalling $3,134 million), two located in Canada, one in the United States, one in the United Kingdom and one in Malta;

•	four resources industry obligors totalling $3,697 million (2020 – four obligors totalling $3,779 million), three located in Chile and one located in Mongolia; and

•	one finance and insurance industry obligor located in Chile for $759 million (2020 – none).

The following reflects the movement in gross loans receivable during the year:

(in millions of Canadian dollars)	2021	2020

Balance beginning of year	54,772	51,601

Disbursements	16,196	25,345

Principal repayments	(19,832)	(21,490)

New origination due to modification	230	–

Capitalized interest	69	44

Loans written off	(93)	(94)

Derecognition due to modification	(571)	–

Principal recoveries from loan asset sales	(1,150)	(475)

Foreign exchange translation	(1,184)	(159)

Balance end of year	$ 48,437	$ 54,772

In 2021, we sold $1,163 million (2020 – $303 million) in performing loans to various counterparties for which we recovered $1,126 million (2020 –$295 million) and the remaining $37 million (2020 – $8 million) was written off. We also sold $43 million (2020 – $212 million) in impaired loans for which the recoveries were $24 million (2020 – $180 million).

During the year, due to modifications of the contractual terms of loans, we derecognized $571 million of impaired gross loans receivable as well as the specific allowance of $344 million. At the time of the originations, the new loans were considered credit-impaired and we recognized the new loans at their credit impaired carrying values of $230 million.

▶	136	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

INDIVIDUALLY IMPAIRED LOANS RECEIVABLE

The following table shows the carrying amount of loans specifically identified as impaired:

(in millions of Canadian dollars)	Dec. 31, 2021	Dec. 31, 2020

Gross loans receivable

Commercial	2,026	1,955

Sovereign	9	9

	2,035	1,964

Less: Deferred loan revenue and other	14	–

Individual allowance	885	1,254

Carrying amount of individually impaired loans	$ 1,136	$ 710

The following reflects the movement in individually impaired gross loans receivable during the year:

(in millions of Canadian dollars)	2021	2020

Balance beginning of year	1,964	1,390

Loans classified as impaired	619	1,038

New origination due to modification	230	–

Disbursements on loans	114	111

Capitalized interest	27	6

Derecognition due to modification	(571)	–

Principal repayments	(216)	(262)

Loans written off	(55)	(86)

Loans reinstated to performing*	(31)	(2)

Principal recoveries from loan sales	(24)	(180)

Foreign exchange translation	(22)	(51)

Balance end of year	$ 2,035	$ 1,964

*	Includes loans that were made performing following the restructuring of credit agreements.

In 2021, we had $619 million of loans made impaired (2020 – $1,038 million) from 14 commercial borrowers (2020 – 29 commercial borrowers).

During the year, impaired loans to 38 commercial borrowers totalling $55 million of principal (2020 – 27 commercial borrowers totalling $86 million) were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely.

In 2021, we had $31 million of loans return to performing status which related to one obligor (2020 – $2 million of loans related to one obligor).

Interest income recognized on impaired loans was $50 million in 2021 (2020 – $45 million).

▶	137	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

EXPOSURE BY CREDIT GRADE

The breakdown of our gross loans receivable, loan commitments and loan guarantees by credit grade was as follows:

(in millions of Canadian dollars)	Dec. 31, 2021					Dec. 31, 2020
	Non-credit-impaired		Credit- impaired

	Stage 1	Stage 2	Stage 3	$	% of total	$	% of total

Gross loans receivable

Investment grade*	17,111	2,654	–	19,765	41%	19,207	35%

Non-investment grade	13,272	13,365	–	26,637	55%	33,601	61%

Individually impaired	–	–	1,805	1,805	4%	1,964	4%

Originated credit-impaired	–	–	230	230	–	–	–

Total gross loans receivable	$ 30,383	$ 16,019	$ 2,035	$ 48,437	100%	$ 54,772	100%

Loan commitments

Investment grade*	4,191	14	–	4,205	40%	5,600	36%

Non-investment grade	3,966	2,340	–	6,306	60%	10,045	64%

Individually impaired	–	–	15	15	–	61	–

Total loan commitments	$ 8,157	$ 2,354	$ 15	$ 10,526	100%	$ 15,706	100%

Loan guarantees

Investment grade*	247	60	–	307	7%	451	11%

Non-investment grade	3,258	718	–	3,976	90%	3,610	86%

Individually impaired	–	–	116	116	3%	112	3%

Total loan guarantees	$ 3,505	$ 778	$ 116	$ 4,399	100%	$ 4,173	100%

*	Investment grade exposure represents obligors with credit ratings of BBB- and above as determined based on our internal credit risk-rating methodology.

We employ a range of policies to mitigate credit risk on our commercial loans which includes obtaining certain forms of security interest. The principal types of security interest are mortgages on equipment (mainly aircraft and rolling stock) and real estate, assignments or pledges on various business assets such as trade receivables, inventory, property, plant and equipment, equity shares and bank accounts. Other principal forms of credit enhancement include guarantees from counterparties with higher credit ratings that may be related to the borrower, such as a parent company.

As at the end of 2021, 19% of our loan exposure was collateralized mainly by aircraft and rolling stock (2020 – 17%). For our aerospace portfolio, we obtain third party assessments of each aircraft’s value, when available. The estimated value of our aircraft collateral at the end of 2021 was $8,807 million (2020 – $6,070 million). For the remainder of our secured portfolio, we rely on the latest available financial statements of the obligor and/or guarantor to estimate the collateral. The value of collateral on our impaired portfolio is $663 million (2020 – $212 million).

Our concentrations of risk are managed by obligor, country and industry. The maximum gross loans receivable exposure to any one obligor at the end of 2021 was $1,284 million (2020 – $1,306 million). After consideration of unfunded loan participations and loan default insurance, the maximum net exposure to any one obligor was $1,284 million (2020 – $1,306 million).

ALLOWANCE FOR CREDIT LOSSES

The following table shows the gross and net carrying amount of our loans receivable, loan commitments and loan guarantees:

(in millions of Canadian dollars)	Dec. 31, 2021			Dec. 31, 2020

	Gross carrying amount	Allowance for losses	Net carrying amount	Gross carrying amount	Allowance for losses	Net carrying amount

Loans receivable	48,437	1,760	46,677	54,772	2,630	52,142

Loan commitments	10,526	20	10,506	15,706	50	15,656

Loan guarantees	4,399	130	4,269	4,173	220	3,953

Total	$ 63,362	$ 1,910	$ 61,452	$ 74,651	$ 2,900	$ 71,751

▶	138	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

Our allowance for credit losses is estimated using complex models that incorporate inputs, assumptions and model techniques that involve a high degree of management judgment. During the COVID-19 pandemic, a heightened level of judgment was required in a number of areas. In determining credit risk and estimating expected credit losses, we applied judgment with respect to the degree that certain industries and portfolios would be impacted by the COVID-19 pandemic. Given the economic uncertainty resulting from the pandemic, our estimate of allowance for credit losses in future periods could change materially.

During 2021, we made changes to our models as described below.

A component of our ECL calculation includes the use of internal risk ratings which are produced through various approved risk rating models that use both quantitative and qualitative measures to determine an obligor’s risk rating. Our risk-rating methodology allows for model-produced risk ratings to be adjusted if necessary when management believes the model-produced ratings do not capture all relevant information needed to assess an obligor’s risk. At December 31, 2020, the difference between model-produced risk ratings and adjusted risk ratings was a $386 million increase in our allowance for credit losses, which included adjustments to reflect the increased risk of the COVID-19 pandemic. The adjustments to the model-produced risk ratings due to the COVID-19 pandemic were industry specific and based upon input from internal subject matter experts as well as data from external sources such as external credit agencies. The adjustments to the model-produced risk ratings due to the COVID-19 pandemic were removed in 2021 as our approved internal risk-ratings models captured all relevant information needed to assess an obligor’s risk. The impact of the removal of the COVID-19 adjustments is included in remeasurements, as defined below.

In 2020, a new loss given default (LGD) model was developed for our aerospace portfolio to reflect increased risk stemming from the COVID-19 pandemic. The new model was based on distressed aircraft values relative to loan values, which was more representative of the economic environment at that time. The implementation of the new model represented a change in accounting estimate. In 2021, the improved economic environment allowed us to revert to our previous LGD model which resulted in a $107 million decrease to our allowance for losses and represents a change in accounting estimate.

The following tables reconcile the opening and closing allowance for credit losses for the year ended December 31, 2021. Reconciling items include the allowance impact due to the following:

•	The impact of transfers between stages before any corresponding remeasurement of allowance;

•	Remeasurement of allowance as a result of transfers between stages and the impact of any credit risk rating changes, implementation of new models, and changes in model inputs, collateral values and assumptions that did not result in a transfer between stages;

•	New originations during the period, which include newly disbursed loans, signed loan commitments, and signed loan guarantees and also include loan assets that were originated due to recognition following a modification. New loan originations in Stage 3 include new loans which result from cash outflows on impaired guarantees or loan commitments. We do not consider these assets to be originated credit impaired assets;

•	Net disbursements or repayments and maturities, which include loan disbursements and repayments on existing loans receivable, loan commitments and loan guarantees;

•	Write-off of assets deemed uncollectible;

•	Loan assets that were derecognized due to a modification; and

•	Effect of changes in foreign exchange rates.

▶	139	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

Changes to the allowance for losses on loans receivable, loan commitments and loan guarantees for the year ended December 31, 2021 were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	2021 Total

Allowance for losses on loans receivable

Balance beginning of year	132	1,244	1,254	2,630

Provision for (reversal of) credit losses

Transfer to stage 1	115	(115)	–	–

Transfer to stage 2	(44)	47	(3)	–

Transfer to stage 3	–	(40)	40	–

Remeasurements*	(149)	(99)	74	(174)

New originations	30	117	48	195

Net repayments and maturities	(25)	(297)	(134)	(456)

Total provision for (reversal of) credit losses	(73)	(387)	25	(435)

Write-offs	(1)	(1)	(42)	(44)

Modification resulting in derecognition	–	–	(344)	(344)

Foreign exchange translation	(4)	(35)	(8)	(47)

Balance end of year	54	821	885	1,760

Allowance for losses on loan commitments

Balance beginning of year	–	32	18	50

Provision for (reversal of) credit losses

Transfer to stage 1	4	(4)	–	–

Transfer to stage 2	(1)	1	–	–

Remeasurements*	(6)	(18)	(3)	(27)

New originations	6	2	–	8

Net repayments and maturities	(1)	(1)	(9)	(11)

Total provision for (reversal of) credit losses	2	(20)	(12)	(30)

Balance end of year	2	12	6	20

Allowance for losses on loan guarantees

Balance beginning of year	59	82	79	220

Provision for (reversal of) credit losses

Transfer to stage 1	58	(58)	–	–

Transfer to stage 2	(47)	47	–	–

Transfer to stage 3	–	(2)	2	–

Remeasurements*	(137)	(45)	31	(151)

New originations	89	–	–	89

Net repayments and maturities	8	(4)	(31)	(27)

Total provision for (reversal of) credit losses	(29)	(62)	2	(89)

Foreign exchange translation	–	(1)	–	(1)

Balance end of year	30	19	81	130

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$ 86	$ 852	$ 972	$ 1,910

*	Remeasurements includes the impact of the implementation of new and updates to LGD models, as well as the impact of the removal of the 2020 COVID-19 adjustments to model produced risk ratings.

▶	140	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

Changes to the allowance for losses on loans receivable, loan commitments and loan guarantees for the year ended December 31, 2020 were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	2020 Total

Allowance for losses on loans receivable

Balance beginning of year	156	294	480	930

Provision for (reversal of) credit losses

Transfer to stage 1	360	(360)	–	–

Transfer to stage 2	(287)	287	–	–

Transfer to stage 3	–	(150)	150	–

Remeasurements*	(229)	1,201	888	1,860

New originations	162	227	18	407

Net repayments and maturities	(28)	(200)	(142)	(370)

Total provision for (reversal of) credit losses	(22)	1,005	914	1,897

Write-offs	–	(1)	(72)	(73)

Foreign exchange translation	(2)	(54)	(68)	(124)

Balance end of year	132	1,244	1,254	2,630

Allowance for losses on loan commitments

Balance beginning of year	9	–	1	10

Provision for (reversal of) credit losses

Transfer to stage 1	16	(16)	–	–

Transfer to stage 2	(16)	16	–	–

Remeasurements*	(19)	38	65	84

New originations	13	18	–	31

Net repayments and maturities	(3)	(22)	(48)	(73)

Total provision for (reversal of) credit losses	(9)	34	17	42

Foreign exchange translation	–	(2)	–	(2)

Balance end of year	–	32	18	50

Allowance for losses on loan guarantees

Balance beginning of year	19	7	54	80

Provision for (reversal of) credit losses

Transfer to stage 1	68	(68)	–	–

Transfer to stage 2	(107)	107	–	–

Transfer to stage 3	–	(1)	1	–

Remeasurements*	(67)	68	52	53

New originations	168	4	2	174

Net repayments and maturities	(23)	(28)	(32)	(83)

Total provision for credit losses	39	82	23	144

Foreign exchange translation	1	(7)	2	(4)

Balance end of year	59	82	79	220

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$ 191	$ 1,358	$ 1,351	$ 2,900

*	Remeasurements includes the impact of the implementation of new and updates to LGD models.

▶	141	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

6. Investments

(in millions of Canadian dollars)		Dec. 31, 2021		Dec. 31, 2020

	Cost	Fair value	Cost	Fair value

Direct investments

Equity interests	577	751	307	459

Loans and debt securities	134	140	82	92

	711	891	389	551

Fund investments	1,078	1,816	1,107	1,481

Total	$ 1,789	$ 2,707	$ 1,496	$ 2,032

7. Other Assets

(in millions of Canadian dollars)	Dec. 31, 2021	Dec. 31, 2020

Insurance premiums receivable	37	54

Guarantee fees receivable	29	44

Recoverable insurance claims	27	28

Prepaid expenses	15	18

Assets held for sale	1	9

Other	96	107

Total	$ 205	$ 260

8. Property, Plant and Equipment

During the year, changes to property, plant and equipment were as follows:

(in millions of Canadian dollars)				2021				2020

	Computer hardware	Furniture and equipment	Leasehold improve- ments	Total	Computer hardware	Furniture and equipment	Leasehold improve- ments	Total

Cost:

Balance beginning of year	27	21	59	107	33	22	57	112

Additions	6	–	1	7	2	–	4	6

Disposals	–	–	–	–	(8)	(1)	(2)	(11)

Balance end of year	33	21	60	114	27	21	59	107

Accumulated depreciation:

Balance beginning of year	(26)	(20)	(21)	(67)	(30)	(21)	(18)	(69)

Depreciation expense	–	–	(3)	(3)	(2)	–	(4)	(6)

Disposals	–	–	–	–	6	1	1	8

Balance end of year	(26)	(20)	(24)	(70)	(26)	(20)	(21)	(67)

Carrying amount	$ 7	$ 1	$ 36	$ 44	$ 1	$ 1	$ 38	$ 40

▶	142	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

9. Intangible Assets

During the year, changes to intangible assets were as follows:

(in millions of Canadian dollars)			2021			2020

	Internally developed software	Acquired computer software	Total	Internally developed software	Acquired computer software	Total

Cost:

Balance beginning of year	177	131	308	177	134	311

Additions	–	1	1	–	2	2

Disposals	–	(3)	(3)	–	(5)	(5)

Balance end of year	177	129	306	177	131	308

Accumulated amortization:

Balance beginning of year	(123)	(101)	(224)	(114)	(89)	(203)

Amortization expense	(8)	(12)	(20)	(9)	(16)	(25)

Disposals	–	1	1	–	4	4

Balance end of year	(131)	(112)	(243)	(123)	(101)	(224)

Carrying amount	$ 46	$ 17	$ 63	$ 54	$ 30	$ 84

10. Right-of-Use Assets and Lease Liabilities

RIGHT-OF-USE ASSETS

We have leases for our head office building, other office space and computer hardware. We have included extension options in the measurement of our lease liabilities when it is reasonably certain we will exercise the extension option. During the year, changes to our right-of-use assets were as follows:

(in millions of Canadian dollars)				2021				2020

	Head office building	Office space	Computer hardware	Total	Head office building	Office space	Computer hardware	Total

Balance beginning of year	112	10	1	123	119	12	1	132

Additions	–	14	–	14	–	1	–	1

Depreciation	(7)	(3)	–	(10)	(7)	(3)	–	(10)

Balance end of year	$ 105	$ 21	$ 1	$ 127	$ 112	$ 10	$ 1	$ 123

LEASE LIABILITIES

The following table presents the maturity analysis of the contractual undiscounted cash flows for lease liabilities as at December 31, 2021:

(in millions of Canadian dollars)	2021	2020

Under 1 year	14	13

1 to 5 years	69	64

Over 5 years	131	136

Total undiscounted lease liabilities	214	213

Total lease liabilities end of year	$ 158	$ 153

Future contractual commitments related to non-lease components, low value and short-term leases at the end of 2021 were $225 million (2020 – $243 million).

▶	143	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

11. Accounts Payable and Other Credits

(in millions of Canadian dollars)	Dec. 31, 2021	Dec. 31, 2020

Employee benefit accruals	64	65

Trade payables and accruals	48	34

Canada Account payable	32	24

Deferred revenue	13	1

Reinsurance premiums payable	5	6

Other payables and other credits	23	49

Total	$ 185	$ 179

Canada Account payable primarily represents the amount of cash repayments (principal and interest) received by EDC from borrowers on Canada Account loans which were not yet remitted at year-end to the Consolidated Revenue Fund. In 2020, we began administering Canada Account loans related to CEBA as part of Canada’s response to the COVID-19 pandemic. The costs incurred related to the program are recoverable from Canada Account.

Deferred revenue represents the unrecognized portion of donor contributions received by EDC’s subsidiary FinDev Canada to cover the administration costs of a program on behalf of a related party. Refer to Note 32 for further details about the deferred revenue.

12. Debt Instruments

We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in U.S. dollars and other currencies with maturities exceeding one year. We use derivative instruments to manage interest rate risk and foreign exchange risk, and also for asset liability management purposes. Refer to Note 13 for further details on our derivative instruments.

EDC is wholly owned by the Government of Canada and our obligations are backed by the full faith and credit of the Government of Canada which holds a AAA credit rating. Therefore, there is no significant change in the value of our debt instruments that can be attributed to changes in our own credit risk.

LOANS PAYABLE

The components of loans payable (excluding derivatives) were as follows:

(in millions of Canadian dollars)		Dec. 31, 2021			Dec. 31, 2020

	Designated at fair value through profit or loss	At amortized cost	Total	Designated at fair value through profit or loss	At amortized cost	Total

Short-term payables	6,265	–	6,265	2,781	–	2,781

Long-term payables

due within current year*	9,231	4,167	13,398	8,296	2,266	10,562

over one year	23,736	126	23,862	27,760	3,917	31,677

Total long-term payables	32,967	4,293	37,260	36,056	6,183	42,239

Total	$ 39,232	$ 4,293	$ 43,525	$ 38,837	$ 6,183	$ 45,020

*	Includes accrued interest of $22 million (2020 – $20 million).

The amount to be paid at maturity on the debt designated at fair value through profit or loss was $38,804 million (2020 – $37,905 million), $428 million less than the December 2021 fair value (2020 – $932 million).

In 2021, there were foreign exchange translation gains of $76 million (2020 – $70 million) on our loans payable designated at amortized cost. The foreign exchange exposure of these loans payable is managed as part of our foreign currency risk management together with all other assets and liabilities. Refer to Note 29 for our consolidated foreign exchange translation (gain) loss.

▶	144	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

The following table notes the changes in loans payable arising from financing activities:

(in millions of Canadian dollars)			2021			2020

	Short-term loans payable	Long-term loans payable	Total	Short-term loans payable	Long-term loans payable	Total

Balance beginning of year	2,781	42,239	45,020	9,117	43,287	52,404

Net cash flows	3,497	(3,602)	(105)	(6,537)	(1,684)	(8,221)

Non-cash changes

Foreign exchange translation	(12)	(906)	(918)	223	253	476

Fair value changes	–	(509)	(509)	1	396	397

Change in accrued interest	(1)	38	37	(23)	(13)	(36)

Balance end of year	$ 6,265	$ 37,260	$ 43,525	$ 2,781	$ 42,239	$ 45,020

STRUCTURED NOTES

We hold structured notes as part of our funding program. Structured notes are hybrid securities that combine debt instruments with derivative components. Internal guidelines limit the authorized instruments that may be used in our funding. Currently authorized and held structured notes are limited to callable/extendible notes with a carrying value of $1,710 million (2020 – $943 million).

We have executed swap contracts to mitigate interest rate risk and foreign exchange risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. In swapping out of the underlying bond issue, the potential interest rate risk has been converted to credit risk. Credit exposure on derivative instruments is further discussed in Note 13.

13. Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities.

We currently use, but are not limited to, the following types of instruments:

Interest rate swaps – transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.

Cross currency interest rate swaps – transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Foreign exchange swaps – commitments to exchange cash flows in different currencies where there are two exchanges; the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Foreign exchange forwards – commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein a counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) interest rate risk and foreign exchange risk, where an exposure exists as a result of changes in interest rates or foreign exchange rates.

We manage our exposure to interest rate risk and foreign exchange risk using limits developed in consultation with the Department of Finance and approved by our Board of Directors. Both our internal policies and guidelines (established in our Global Risk Management Group and approved by our Board of Directors) and those set by the Minister of Finance limit our use of derivatives. We do not use derivative instruments for speculative purposes.

▶	145	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, establishing International Swaps and Derivatives Association (ISDA) master netting agreements, and in certain cases entering into collateral agreements, via Credit Support Annex with those counterparties. Internal policies and procedures establish credit approvals, controls and monitoring.

Under ISDA master netting agreements, the amounts owing by each counterparty on a single day may be netted into a single payment by currency. We do not use these agreements for daily netting, and accordingly, the ISDA agreements do not meet the criteria for offsetting in the Consolidated Statement of Financial Position. We retain the use of these agreements to allow the right to offset all outstanding derivative instruments upon specific credit events such as the default of one of the parties to the agreement. Upon such events, all transactions under the agreement are terminated, a net termination value is assessed which determines the final amount payable to settle all outstanding transactions.

Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. Collateral is held by a third party custodian and at the end of 2021 totalled $94 million (2020 – $292 million) and consists of AAA rated government issued securities.

All derivative counterparties must have a minimum credit rating of A- and any exception must be approved by the Board of Directors. In 2021, we did not hold any derivatives with counterparties that had a rating below this requirement (2020 – none).

In 2021, we reviewed our contracts for embedded derivatives in non-financial contracts and determined that there were no embedded derivatives (2020 – none).

Notional amounts are not recorded as assets or liabilities on our Consolidated Statement of Financial Position as they only represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged.

The remaining term to maturity for the notional amounts of our derivative contracts was as follows:

(in millions of Canadian dollars)			Dec. 31, 2021				Dec. 31, 2020
	Remaining term to maturity				Remaining term to maturity

	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total

Interest rate swaps	5,965	18,715	16,462	41,142	5,923	13,943	18,358	38,224

Cross currency interest rate swaps	5,833	7,654	7,274	20,761	2,558	9,319	8,173	20,050

Foreign exchange swaps	13,791	–	–	13,791	15,283	–	–	15,283

Foreign exchange forwards	–	–	–	–	290	–	–	290

Total	$ 25,589	$ 26,369	$ 23,736	$ 75,694	$ 24,054	$ 23,262	$ 26,531	$ 73,847

▶	146	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

The following table provides the fair values for each category of derivative financial instrument:

(in millions of Canadian dollars)		Dec. 31, 2021			Dec. 31, 2020

	Positive	Negative	Total	Positive	Negative	Total

Cross currency interest rate swaps	546	252	294	1,051	175	876

Interest rate swaps	427	656	(229)	902	1,099	(197)

Foreign exchange swaps	166	95	71	172	348	(176)

Foreign exchange forwards	–	–	–	1	1	–

Total derivative instruments	1,139	1,003	136	2,126	1,623	503

Impact of netting agreements	(821)	(821)	–	(1,288)	(1,288)	–

Total*	$ 318	$ 182	$ 136	$ 838	$ 335	$ 503

Applicable collateral			(94)			(292)

Net amount			$ 42			$ 211

*	Includes net derivative instruments assets arising from financing activities of $83 million (2020 – net assets of $443 million).

The following table notes the changes in derivative instruments arising from financing activities:

(in millions of Canadian dollars)	Dec. 31, 2021	Dec. 31, 2020

Balance beginning of year	443	(219)

Net cash flows	(80)	112

Non-cash changes

Foreign exchange translation and other	(374)	591

Fair value changes	68	(83)

Change in accrued interest	26	42

Balance end of year	$ 83	$ 443

▶	147	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

14. Debt Instrument Maturities

We purchase derivatives to fulfill our required portfolio funding profile to provide flexibility in our debt issuances. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding instead of issuing a floating rate note. Issuing fixed rate debt as well as floating rate notes provides us with access to a more diversified investor base. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our swaps and the majority of debt instruments at their fair value on the financial statements, they are shown below at their notional amounts in order to provide information on cash requirements at maturity of the instruments.

(in millions of Canadian dollars)			Dec. 31, 2021				Dec. 31, 2020

Year of maturity	Debt issues	Swap contracts	Net	Yield* (%)	Debt issues	Swap contracts	Net	Yield* (%)

Fixed rate issues

2021	–	–	–	–	6,569	(3,993)	2,576	1.19

2022	9,414	(6,155)	3,259	1.51	7,605	(4,580)	3,025	1.56

2023	10,096	(9,337)	759	2.18	8,596	(7,959)	637	2.57

2024	5,532	(5,532)	–	–	3,162	(3,162)	–	–

2025	1,791	(1,791)	–	–	1,985	(1,985)	–	–

2026	1,826	(1,826)	–	–	1,556	(1,556)	–	–

2027 to 2031	184	(184)	–	–	322	(322)	–	–

Subtotal	28,843	(24,825)	4,018	1.74	29,795	(23,557)	6,238	1.66

Floating rate issues

2021	–	–	–		6,711	3,948	10,659

2022	10,137	6,104	16,241		3,845	4,469	8,314

2023	1,427	9,347	10,774		1,454	7,848	9,302

2024	1,470	5,458	6,928		1,045	3,076	4,121

2025	1,198	1,730	2,928		1,218	1,832	3,050

2026	–	1,831	1,831		–	1,451	1,451

2027 to 2031	–	175	175		–	303	303

Subtotal	14,232	24,645	38,877	0.21	14,273	22,927	37,200	0.27

Total	$ 43,075	$ (180)	$ 42,895		$ 44,068	$ (630)	$ 43,438

*	Refers to yield to maturity for fixed rate issues and yield to reset for floating rate issues.

At the end of 2021, the contractual cash flows, including principal and estimated interest (using current contractual rates), related to our debt portfolio were as follows:

(in millions of Canadian dollars)				Dec. 31, 2021

	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total

Debt	20,035	18,845	4,836	185	43,901

Swap contracts

Receivable	(6,559)	(15,155)	(3,636)	(185)	(25,535)

Payable	6,149	14,848	3,572	175	24,744

Total	$ 19,625	$ 18,538	$ 4,772	$ 175	$ 43,110

Credit exposure and other details of derivative instruments are included as part of Note 13.

▶	148	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

15. Premium and Claims Liabilities

The premium and claims liabilities are broken down as follows:

(in millions of Canadian dollars)		Dec. 31, 2021			Dec. 31, 2020

	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities

Credit insurance	300	(30)	270	420	(30)	390

Financial institutions insurance	–	–	–	10	–	10

International trade guarantee	210	(10)	200	180	(10)	170

Political risk insurance	160	(70)	90	210	(110)	100

Total	$ 670	$ (110)	$ 560	$ 820	$ (150)	$ 670

The premium and claims liabilities were comprised of the following components:

(in millions of Canadian dollars)	Dec. 31, 2021	Dec. 31, 2020

Deferred insurance premiums	140	160

Allowance for claims on insurance	530	660

Total premium and claims liabilities	670	820

Reinsurers’ share of allowance for claims on insurance	(90)	(120)

Prepaid reinsurance	(20)	(30)

Reinsurers’ share of premium and claims liabilities	(110)	(150)

Net premium and claims liabilities	$ 560	$ 670

During the year, the premium and claims liabilities were impacted by the following factors:

(in millions of Canadian dollars)			2021			2020

	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities

Balance beginning of year	820	(150)	670	500	(120)	380

Update to methodology for COVID-19	(200)	30	(170)	220	(20)	200

Change in portfolio composition and risk ratings	100	(10)	90	50	(10)	40

Update to actuarial assumptions	(50)	20	(30)	40	–	40

Change to the IBNR methodology	–	–	–	10	–	10

Balance end of year	$ 670	$ (110)	$ 560	$ 820	$ (150)	$ 670

The methodology to estimate the impact of the COVID-19 pandemic consists of estimating industry-specific risk ratings and reflecting these in the frequency of future claims and has required a heightened application of judgment by subject matter experts within EDC, especially regarding the degree to which industries, in 2020 and 2021, and countries, in 2020, have been impacted by the COVID-19 pandemic. As information has become available, the estimate has been revised accordingly. As a result, at December 31, 2021, our estimated net liability related to the impact of COVID-19 was reduced to $30 million (2020 – $200 million), as noted in the table above. The amount reflects a reduction of anticipated risk that was previously spread across our entire portfolio to now focus on a specific subset of policies within our credit insurance solution that were yet to have their risk ratings reviewed.

▶	149	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

16. Financing Commitments

We have three types of financing commitments.

The first type is undisbursed amounts on signed loan agreements totalling $10,526 million (2020 – $15,706 million). These commitments are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements.

Undisbursed amounts on signed loan agreements with their committed fixed rates or committed floating rate spreads are outlined in the following table. All yields are computed on a weighted average basis and the spreads over floating interest rates represent the spreads over base rates which consist mainly of U.S. dollar LIBOR.

(in millions of Canadian dollars)	Dec. 31, 2021					Dec. 31, 2020

	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $

Commercial	86	5.01	10,410	1.85	10,496	67	3.19	15,584	1.75	15,651

Sovereign	–	–	30	2.00	30	–	–	55	0.19	55

Total	$ 86	5.01	$ 10,440	1.85	$ 10,526	$ 67	3.19	$ 15,639	1.75	$ 15,706

We also have loan and loan guarantee commitments for which terms related to the transaction, such as interest rate type and disbursement schedule, have not yet been determined. This category of commitments includes letters of offer accepted and outstanding for loans of $1,931 million (2020 – $1,414 million) and loan guarantees of $135 million (2020 – $397 million) as well as unallocated confirmed lines of credit of $133 million (2020 – $159 million).

The third type of financing commitment relates to undisbursed investment commitments of $884 million (2020 – $770 million). The majority of these commitments are drawn down over a five-year period, although drawdowns may occur over the life of the fund at the discretion of the fund managers.

17. Contingent Liabilities

INSURANCE IN FORCE AND LOAN GUARANTEES

As described in Note 1, we are subject to a limit imposed by the Act on our contingent liabilities related to the total principal amount owing under all insurance policies, reinsurance policies, indemnities and guarantees of $90 billion. The following table presents the net amount of these contingent liabilities:

(in millions of Canadian dollars)	Dec. 31, 2021	Dec. 31, 2020

Insurance in force:

Credit insurance	14,213	14,362

Financial institutions insurance	2,366	2,897

International trade guarantee	11,738	11,295

Political risk insurance	479	651

Reinsurance ceded*	(217)	(218)

Total insurance in force	28,579	28,987

Loan guarantees	4,399	4,173

Total	$ 32,978	$ 33,160

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

Insurance in Force

Exposure on our insurance in force at the end of 2021 totalled $28,579 million (2020 – $28,987 million). Net premium and claims liabilities related to this exposure on the Consolidated Statement of Financial Position was $560 million (2020 – $670 million); refer to Note 15 for further details. For details regarding insurance products and risks refer to Note 18.

▶	150	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

Loan Guarantees

We issue loan guarantees to cover non-payment of principal, interest and fees owing to financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Calls on guarantees result in our recognition of a loan asset within our financial statements and become a direct obligation of the exporter or buyer. At the end of 2021, loan guarantees with performing obligors were $4,283 million of which $67 million were secured (2020 – $4,061 million in performing guarantees of which $57 million were secured). Loan guarantees with impaired obligors were $116 million for 2021 of which none were secured (2020 – $112 million of which none were secured).

Loan guarantees on the Consolidated Statement of Financial Position were comprised as follows:

(in millions of Canadian dollars)	Dec. 31, 2021	Dec. 31, 2020

Deferred guarantee fee revenue	58	80

Allowance for losses on loan guarantees	130	220

Total	$ 188	$ 300

MATURITY ANALYSIS

The maturity profile of our insurance in force and loan guarantees is summarized as follows:

(in millions of Canadian dollars)	Dec. 31, 2021

	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Loan guarantees	Reinsurance ceded *	Total

2022	11,585	2,302	5,079	78	4,295	(217)	23,122

2023	2,281	61	2,956	28	44	–	5,370

2024	302	3	414	110	–	–	829

2025	45	–	1,988	–	8	–	2,041

2026	–	–	32	–	48	–	80

2027 – 2031	–	–	1,269	195	4	–	1,468

2032 and beyond	–	–	–	68	–	–	68

Total	$ 14,213	$ 2,366	$ 11,738	$ 479	$ 4,399	$ (217)	$ 32,978

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

(in millions of Canadian dollars)	Dec. 31, 2020

	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Loan guarantees	Reinsurance ceded *	Total

2021	11,411	2,839	4,437	99	4,075	(218)	22,643

2022	2,477	58	2,843	100	76	–	5,554

2023	450	–	551	18	18	–	1,037

2024	24	–	370	139	–	–	533

2025	–	–	1,870	–	–	–	1,870

2026	–	–	8	–	1	–	9

2027 – 2031	–	–	1,216	208	3	–	1,427

2032 and beyond	–	–	–	87	–	–	87

Total	$ 14,362	$ 2,897	$ 11,295	$ 651	$ 4,173	$ (218)	$ 33,160

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

LEGAL PROCEEDINGS

We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.

▶	151	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

18. Insurance Risks

INSURANCE AND FINANCIAL RISK

We principally issue insurance to our customers to protect them against non-payment by an obligor and/or other losses. Guarantees and surety bond insurance are typically issued to the counterparties of our customers in order to provide them with recourse should our customers not perform as contracted.

We define insurance risk to be the risk of loss or harm due to actual experience being different from that assumed when an insurance product was designed and priced.

The risks within our insurance program are mitigated by diversification across geographical markets, industries and a portfolio of insurance contracts across uncorrelated product lines. We further manage our risk through the application of a detailed underwriting process which ensures that exposures receive tiered levels of due diligence based on their size and level of risk. Our risk acceptance decisions are supported by our resources in the areas of economics, political risk and legal. Our risk management procedures also include the use of risk transfer arrangements.

The core operating principles for risk transfer activities are to (1) mitigate potential large losses due to existing high concentration in obligor, industry and country risk, (2) protect from credit deterioration within the portfolio and (3) proactively acquire additional credit capacity.

We engage in various risk transfer activities primarily through co-insurance and reinsurance. Co-insurance can be defined as leveraging another insurer’s capacity by jointly sharing the risk of the original insurance policy. A co-insurance agreement is typically put in place at the time of origination of the transaction. Under this structure, we are not exposed to the credit risk of the co-insurer.

Under a reinsurance structure, we assume the risk of the original policy, and cede that risk to a counterparty (the “reinsurer”) to limit our exposure to large losses. We have treaty reinsurance agreements covering the short-term export credit insurance portfolio, most bonding and foreign bank exposures, and the political risk insurance portfolio. We additionally have facultative reinsurance agreements covering specific credit insurance policies and buyers and some large bonding obligors, as well as specific political risk insurance policies. Reinsurance contracts do not relieve us of our obligations to the insured; however, they do provide for the recovery of claims arising from the liabilities ceded. Under a reinsurance structure, we are exposed to the credit risk of the reinsurer (referred to as counterparty risk). To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by our Global Risk Management Group.

In addition to our risk management procedures discussed above, our Claims and Recoveries team thoroughly reviews debt files at all stages of the overdue, claim and recovery process. This team manages and pursues debt files to minimize losses. Continuously evolving documentation and analytical standards also ensure that the claims process and its outcomes are appropriate and consistent.

We also manage our exposure through policy structuring measures including the use of maximum liability amounts and risk sharing with our customers on certain contracts.

Note that the terms “exposure” and “insurance in force” are used interchangeably throughout this section to refer to the lesser of current policy declarations and the total maximum liability of all active policies at the reporting date. In this section, issued and assumed policies are grouped together to reflect their similar risk impacts to EDC.

▶	152	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

CONCENTRATIONS OF INSURANCE RISK

Management identifies concentrations of insurance risk through the review of portfolio data and sensitivity analysis. Risk limits are imposed at the insurance product level to ensure that we are not over-exposed to any one risk. Concentrations of insurance risk can result from large policies with specific entities, as well as from geographical region. Concentrations of risk for our insurance business are discussed below based on the four principal insurance solutions that we underwrite.

Credit Insurance

Credit insurance protects exporters of goods and services trading on credit terms of generally up to one year against non-payment due to commercial and political risks. Commercial and political risks covered include buyer insolvency, default, repudiation of goods by buyer, contract cancellation and conversion and risk transfer, cancellation of export or import permits or war-related risks.

Our primary risk in our credit insurance solution is the credit risk of our customers’ obligors. During our underwriting process, our assessment considers both an entity’s ability and willingness to pay. Ability to pay is primarily based on the financial strength, operations and leadership of the entity (commercial or sovereign) that is the source of our risk. Other factors, such as the environment of the entity’s industry, the economy and political and geographical events are also considered. Willingness to pay is assessed based on the entity’s payment history, reputation and governance.

We use a rating system to assign risk levels to our customers’ obligors. Buyer credit limits for each obligor are then established and approved for specified periods of time. The percentage of outstanding buyer limits based on the internal ratings assigned to the policyholders’ obligors, as well as the equivalent external ratings, were as follows:

	Dec. 31, 2021			Dec. 31, 2020

Internal risk level	Standard & Poor’s	Moody’s	Percentage of outstanding buyer limits	Percentage of outstanding buyer limits

Low	AAA to A-	Aaa to A3	25%	29%

Moderate	BBB+ to BBB-	Baa1 to Baa3	24%	24%

Medium	BB+ to BB	Ba1 to Ba2	22%	21%

High	BB- to B-	Ba3 to B3	24%	20%

Priority watch	CCC+ to D	Caa1 to C	5%	6%

The major concentrations of risk by country based on the actual declared exposure for credit insurance were as follows:

(in millions of Canadian dollars)	Dec. 31, 2021			Dec. 31, 2020

	Credit insurance	Reinsurance ceded	Net credit insurance		Credit insurance	Reinsurance ceded	Net credit insurance

United States	7,960	(204)	7,756	United States	7,912	(69)	7,843

Canada	1,078	(8)	1,070	Canada	767	–	767

Brazil	548	(34)	514	Brazil	610	–	610

Mexico	434	(5)	429	China	594	–	594

China	426	(10)	416	Mexico	566	–	566

Others	4,163	(135)	4,028	Others	4,016	(34)	3,982

Total	$ 14,609	$ (396)	$ 14,213	Total	$ 14,465	$ (103)	$ 14,362

Financial Institutions Insurance

Financial institutions insurance supports Canadian exporters with credit risk and payment risk mitigation on terms of generally less than one year. Within our financial institutions insurance solution, our primary risk lies with the credit rating of the counterparty bank. At the end of 2021, our financial institutions insurance policies had insurance exposure outstanding of $1,107 million (2020 – $1,450 million) that was rated as investment grade and $1,259 million (2020 – $1,447 million) rated as non-investment grade.

▶	153	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

Additional risk can arise from significant transactions within a geographical region. The major concentrations of risk by country for financial institutions insurance, based on the total potential risk exposure, were as follows:

(in millions of Canadian dollars)	Dec. 31, 2021		Dec. 31, 2020

Canada	431	United States	389

Brazil	246	Turkey	274

Turkey	240	Canada	263

United States	239	South Korea	231

China	222	China	194

Other	988	Other	1,546

Total	$ 2,366	Total	$ 2,897

International Trade Guarantee

Our international trade guarantee solution provides cover for sales on exposure terms often greater than one year and includes export credit insurance and guarantees, performance guarantees and surety, as well as extending cover for risks inherent in performance-related obligations. We issue performance security guarantees which provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the buyer. Financial security guarantees are issued to provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the supplier and foreign bank. These guarantees stipulate a recovery provision whereby the exporter agrees to indemnify us should a payment be made under the guarantee. Unless otherwise stated, the indemnification agreement generally ranks as an unsecured liability of the exporter. Foreign exchange guarantees are also issued which provide a guarantee to secure the settlement risks associated with foreign exchange forward contracts.

The primary source of risk within our international trade guarantee solution is the credit rating of our policies’ obligors. We assign an internal risk rating to each policy’s obligor, based on a number of factors, including external credit rating and country of transaction.

The major concentrations of risk by internal risk rating based on the total insurance in force for the international trade guarantee solution were as follows:

(in millions of Canadian dollars)	Dec. 31, 2021	Dec. 31, 2020

Internal risk level	Outstanding risk exposure	Outstanding risk exposure

AA to BBB-	7,232	6,311

BB+ to B-	4,068	4,461

CCC+ and below	438	523

Total	$ 11,738	$ 11,295

The major concentrations of risk by country for the international trade guarantee solution, based on total insurance in force, were as follows:

(in millions of Canadian dollars)	Dec. 31, 2021			Dec. 31, 2020

	International trade guarantee	Reinsurance ceded	Net international trade guarantee		International trade guarantee	Reinsurance ceded	Net international trade guarantee

Canada	12,155	(579)	11,576	Canada	11,996	(885)	11,111

Brazil	82	–	82	Brazil	90	–	90

United States	23	–	23	United States	36	–	36

Italy	16	–	16	China	12	–	12

China	13	–	13	Kuwait	7	–	7

Other	28	–	28	Other	39	–	39

Total	$ 12,317	$ (579)	$ 11,738	Total	$ 12,180	$ (885)	$ 11,295

▶	154	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

Political Risk Insurance

Political risk insurance provides risk protection for equity and other investments abroad with the underwriting based primarily on political risks. Our risk assessment considers politically motivated events that may jeopardize our customers’ assets or income in a foreign market. As a baseline for our risk assessment of a given market, we assess the transfer and convertibility of local currency, expropriation risk as well as the risk of political violence. The policyholder can request coverage for multiple countries; however, our risk exposure is limited to the maximum liability of the policy.

Our major country exposures for political risk insurance by total insurance in force were as follows:

(in millions of Canadian dollars)	Dec. 31, 2021			Dec. 31, 2020

	Political risk insurance	Reinsurance ceded	Net political risk insurance		Political risk insurance	Reinsurance ceded	Net political risk insurance

Ghana	169	(82)	87	China	776	(640)	136

Angola	84	–	84	Angola	117	(6)	111

China	132	(54)	78	Ghana	219	(117)	102

United Arab Emirates	103	(36)	67	United Arab Emirates	135	(47)	88

Barbados	91	(38)	53	Thailand	654	(590)	64

Cameroon	149	(100)	49	Barbados	102	(46)	56

Egypt	98	(60)	38	Brazil	391	(338)	53

Brazil	356	(320)	36	Cameroon	157	(108)	49

Mexico	42	(14)	28	Egypt	109	(67)	42

Jamaica	399	(386)	13	El Salvador	401	(368)	33

Other	170	(86)	84	Other	1,333	(1,027)	306

	1,793	(1,176)	617		4,394	(3,354)	1,040

Country limits in excess of policy limits	(581)	443	(138)	Country limits in excess of policy limits	(2,344)	1,955	(389)

Total	$ 1,212	$ (733)	$ 479	Total	$ 2,050	$ (1,399)	$ 651

Risks and Sensitivities

There is a limitation upon the accuracy of the premium and claims liabilities as there is an inherent uncertainty in any estimate of premium and claims liabilities. There is uncertainty in any estimate because future events could affect the ultimate claim amounts. Examples of future events include, but are not limited to:

(1)	economic cycles;

(2)	higher than anticipated claim development;

(3)	concentration of credit losses; and

(4)	geo-political considerations.

Therefore, the actual ultimate claim amount may differ materially from estimates. However, we have employed standard actuarial techniques and appropriate assumptions to mitigate this risk.

Refer to Note 15, regarding estimates used regarding the anticipated impacts of COVID-19.

The following table illustrates the impact on net income of variations in key risk components. These risk components are analyzed and estimated using EDC’s own loss experience. A qualitative component is added to these quantitative risk components as warranted by the external factors previously mentioned.

A 10% change was applied to key risk components and the impact on premium and claims liabilities was quantified.

▶	155	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

Key Risks Sensitivities

(in millions of Canadian dollars)	Dec. 31, 2021

	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income

Frequency of claims	+10%	26	21	(21)

Frequency of claims	-10%	(26)	(21)	21

Severity of claims	+10%	34	25	(25)

Severity of claims	-10%	(34)	(25)	25

Foreign exchange rates	+10%	45	34	(34)

Foreign exchange rates	-10%	(48)	(35)	35

Expected Loss Ratio	+10%	11	11	(11)

Expected Loss Ratio	-10%	(11)	(11)	11

(in millions of Canadian dollars)	Dec. 31, 2020

	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income

Frequency of claims	+10%	41	33	(33)

Frequency of claims	-10%	(42)	(33)	33

Severity of claims	+10%	50	37	(37)

Severity of claims	-10%	(50)	(37)	37

Foreign exchange rates	+10%	68	50	(50)

Foreign exchange rates	-10%	(61)	(48)	48

Expected Loss Ratio	+10%	18	18	(18)

Expected Loss Ratio	-10%	(18)	(18)	18

Claims Development

As time passes, the ultimate cost for the claims becomes more certain. The chart below compares actual claims with previous estimates for the credit insurance portfolio:

(in millions of Canadian dollars)

Underwriting Year	2017	2018	2019	2020	2021	Total

Estimate of ultimate claims:

At end of underwriting year	150	57	85	190	86

One year later	159	60	95	97

Two years later	154	60	86

Three years later	156	56

Four years later	153

Estimate of ultimate claims at Dec. 31, 2021	153	56	86	97	86	478

Cumulative incurred losses at Dec. 31, 2021	(153)	(56)	(83)	(70)	(12)	(374)

Effect of margin and discounting	–	–	1	5	11	17

2017-2021 Claim Liabilities (IBNR) at Dec. 31, 2021	–	–	4	32	85	121

2007-2016 Claim Liabilities (IBNR) at Dec. 31, 2021						1

2007-2021 Claim Liabilities (IBNR) at Dec. 31, 2021						$ 122

19. Share Capital

EDC’s authorized share capital is $15.0 billion consisting of 150 million shares with a par value of $100 each (2020 – $15.0 billion consisting of 150 million shares). The number of shares issued and fully paid is 123 million (2020 – 123 million). These shares entitle our shareholder to receive a dividend from time to time. No shares were issued in 2021 (2020 – 109,668 thousand shares).

▶	156	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

In 2021, we declared and paid a dividend of $580 million according to our current dividend policy, as well as a special dividend of $6.7 billion based on the capital surplus position of the Business Credit Availability Program (BCAP) and a targeted Internal Capital Adequacy Assessment Process (ICAAP) ratio, to the Government of Canada (2020 – nil). The dividend per share in 2021 was $59.19 (2020 – nil).

As agreed to with our shareholder, future dividends and/or special dividends will be paid by way of a share buyback until such time that our share capital returns to pre-pandemic levels. In 2022, we are repurchasing shares for a total of $3,810 million based on the capital position of our core programs, BCAP programs and a targeted ICAAP ratio.

20. Capital Management

EDC has a capital management process in place to ensure that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board of Directors. We are not subject to externally imposed capital requirements.

Our primary objective with respect to capital management is to ensure that we have adequate capital to support the evolving needs of Canadian exporters and investors while remaining financially self-sustaining.

We manage our capital through a Board-approved capital management and dividend policy. Under our capital management and dividend policy, we determine whether we have adequate capital by comparing the supply of capital to the demand for capital. The policy also includes an eligible dividend methodology to guide the Board of Directors in determining a potential dividend amount.

We have a capital management framework in place which follows the Internal Capital Adequacy Assessment Process (ICAAP). Demand for capital, which is calculated by models or approaches that estimate the capital required to cover potential losses consistent with an AA solvency level, includes credit risk, market risk, operational risk, pension plan funding risk and strategic risk. The supply of capital is determined by our consolidated financial statements and consists of paid-in share capital and retained earnings. Our dividend policy compares our supply of capital at year-end to the demand for capital and returns the capital surplus over a planning horizon of five years.

A key principle in our capital management is the establishment of a target solvency standard or credit rating which determines the level of demand for capital that is required to cover EDC’s exposures in exceptional circumstances. We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA.

21. Fair Value of Financial Instruments

Fair value represents our estimation of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

We have controls and policies in place to ensure that our valuations are appropriate and realistic. In general, the methodologies, models and assumptions used to measure the fair value of our financial assets and liabilities are determined by our Global Risk Management group, which is not involved in the initiation of the transactions. The models, valuation methodologies, and market-based parameters and inputs that are used are subject to regular review and validation, including a comparison with values from outside agencies. In limited circumstances where the valuation of a financial instrument is not independent from the initiation of the transaction, the resulting valuation is subject to review by a valuation committee. The valuation committee meets periodically. Instruments are reviewed and placed on the fair value hierarchy by the valuation committee before being fully implemented.

▶	157	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

We categorize financial instruments on the fair value hierarchy based on whether the inputs to the valuation techniques are observable or unobservable.

•	Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 – fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The assumptions and valuation techniques that we use to estimate fair values are as follows:

LOANS RECEIVABLE

In order to estimate the fair value of our performing loans receivable (including accrued interest and fees receivable net of deferred loan revenue), we separate them into risk pools and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool and are specific to the credit risk and term to maturity associated with each principal and interest cash flow.

The fair value of impaired loans is considered to be equal to their carrying value. Once a loan has been assessed as impaired, the carrying value is reduced to reflect the present value of any estimated future cash flows discounted at the loan’s original effective interest rate.

Loans receivable valued using unobservable market inputs, such as yield curves for low credit-rated loans, are categorized as Level 3 in the fair value hierarchy.

MARKETABLE SECURITIES

We estimate the fair value of marketable securities using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using a yield curve that is based on the attributes of the security, current market conventions, collateral held, and other factors.

INVESTMENTS

Our approach to fair value measurement has been developed using International Private Equity and Venture Capital Valuation Guidelines. Depending on the type of direct investment, we estimate fair value using one of the following: market-based methodologies, such as the quoted share price from available market data, price of recent investment, multiples, or industry benchmarks; income-based methodologies such as discounted cash flows; or replacement cost-based methodology such as net assets. Our fund valuations are performed using their most recent published financial statements. The valuations are established by investment managers, reviewed by management and approved by an independent valuation committee that is comprised of representatives from our Global Risk Management and Finance groups. The valuation methods are constantly validated and calibrated through discussions with co-investors and market participants, taking into account all known market events.

In the process of assessing the fair value for certain investment instruments, estimates determined in a manner consistent with industry practice are employed in the models which cannot be directly observed in the market. EDC’s unobservable estimates are outlined in the table below:

(in millions of Canadian dollars)

Valuation technique	Unobservable input	Range (average)	Fair value at Dec. 31, 2021	(1)

Multiples	Multiple (Sales or EBITDA(2))	0.0 – 12.6 (5.2)	277

	Discount Rate	0% – 50% (31%)	53

Discounted Cash Flows	Discount Rate	0% – 50% (14%)	23

(1)	The valuation of an investment may use multiple unobservable inputs and therefore its fair value can be included multiple times in the fair value amounts.

(2)	Earnings before interest, taxes, depreciation and amortization.

▶	158	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

OTHER ASSETS AND ACCOUNTS PAYABLE AND OTHER CREDITS

The fair value of short-term other assets and accounts payable and other credits are assumed to equal their carrying value due to their short-term nature. For long-term other assets and accounts payable, we estimate fair value by discounting future cash flows using a yield curve appropriate to the related risks. The fair value of recoverable insurance claims is evaluated on a case-by-case basis. Specific knowledge of the counterparty, country and state of negotiations are taken into account for estimating the likely recoverable amount.

LOANS PAYABLE

The fair value of our less complex loans payable is determined using the discounted cash flow method. Forward rates are used to value floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For our more complex loans payable which may include optionality, we estimate fair value using valuation models when independent market prices are not available. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates. All models are reviewed on a three year rotational basis and are calibrated automatically each time a model is employed in valuing a deal. Changes in fair value are analyzed every month.

When EDC transacts in callable/extendible notes, we hedge them using interest rate and cross currency swaps that includes matching callable/extendible terms. Thus, any slight inaccuracy in the derivation of expected future payments on these notes or their valuation is negated by the opposite valuation and derivation of the expected future payments from the related swap.

DERIVATIVE INSTRUMENTS

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

Interest rate and cross currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For more complex swaps which may include optionality, including cross currency interest rate swaps, interest rate swaps and non-deliverable forwards, the fair value is determined using models which are developed from recognized valuation techniques, validated and managed in the same manner as our more complex loans payable as described above.

The valuations determined using the methodologies described above are adjusted for the credit risk of the counterparty where appropriate.

LOAN GUARANTEES

We estimate the fair value of loan guarantees as the calculated allowance for losses before taking into account any deferred guarantee fee revenue already received. This represents management’s best estimate of expected credit losses and is based on the expected loss model.

▶	159	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

FAIR VALUE HIERARCHY

The following table presents the fair value hierarchy of our financial instruments:

(in millions of Canadian dollars)	Dec. 31, 2021					Dec. 31, 2020

	Level 1	Level 2	Level 3	Total fair value	Carrying value	Level 1	Level 2	Level 3	Total fair value	Carrying value

Assets

Performing fixed rate loans	–	9,784	2,196	11,980	11,513	–	12,529	2,188	14,717	13,636

Performing floating rate loans	–	33,635	901	34,536	33,936	–	36,768	1,359	38,127	37,746

Total performing loans receivable	–	43,419	3,097	46,516	45,449	–	49,297	3,547	52,844	51,382

Impaired loans	–	1,136	–	1,136	1,136	–	710	–	710	710

Loans receivable and accrued interest and fees	–	44,555	3,097	47,652	46,585	–	50,007	3,547	53,554	52,092

Marketable securities	4,912	4,170	–	9,082	9,082	4,922	5,641	–	10,563	10,563

Derivative instruments	–	1,139	–	1,139	1,139	–	2,126	–	2,126	2,126

Investments	334	–	2,373	2,707	2,707	128	–	1,904	2,032	2,032

Other assets	169	8	27	204	205	219	15	28	262	260

Liabilities

Accounts payable and other credits	178	6	–	184	185	165	14	–	179	179

Loans payable	–	43,549	–	43,549	43,525	–	45,118	–	45,118	45,020

Derivative instruments	–	1,003	–	1,003	1,003	–	1,623	–	1,623	1,623

Loan guarantees	–	132	–	132	188	–	264	–	264	300

The following table summarizes the reconciliation of Level 3 fair values between 2021 and 2020 for other assets and investments:

(in millions of Canadian dollars)			2021

	Other assets*	Investments	Total

Balance beginning of year	28	1,904	1,932

Decrease in other assets	(1)	–	(1)

Unrealized gains (losses) included in other (income) expenses	–	361	361

Purchases of assets/issuances of liabilities	–	422	422

Return of capital	–	(296)	(296)

Transfer out of Level 3	–	(12)	(12)

Foreign exchange translation	–	(6)	(6)

Balance end of year	$ 27	$ 2,373	$ 2,400

Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$ (1)	$ 510	$ 509

*	Consists of recoverable insurance claims.

▶	160	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

(in millions of Canadian dollars)			2020

	Other assets*	Investments	Total

Balance beginning of year	25	1,622	1,647

Increase in other assets	3	–	3

Unrealized gains (losses) included in other (income) expenses	–	103	103

Purchases of assets/issuances of liabilities	–	387	387

Return of capital	–	(161)	(161)

Transfer out of Level 3	–	(24)	(24)

Foreign exchange translation	–	(23)	(23)

Balance end of year	$ 28	$ 1,904	$ 1,932

Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$ 3	$ 124	$ 127

*	Consists of recoverable insurance claims.

Changes in valuation methods may result in transfers into or out of Levels 1, 2 and 3. No transfers occurred in 2021 as a result of changes in valuation methodology (2020 – nil). All transfers out of level 3 to Level 1 were the result of investments converting instruments to those with quoted prices in active markets.

In 2021, a sensitivity analysis was performed using possible alternative assumptions to recalculate the fair value of our Level 3 financial instruments. The fair value of Level 3 financial instruments is in whole or in part based on unobservable inputs. In preparing financial statements, appropriate levels for these unobservable inputs parameters are chosen so that they are consistent with prevailing market evidence or management judgment.

In order to perform our sensitivity analysis for our Level 3 investments, we adjusted the unobservable inputs. The unobservable inputs used to value our Level 3 investments include one or more of the following: multiple of sales, liquidity discount, multiple of EBITDA and discount rate. When multiple unobservable inputs are shocked, no netting is considered, resulting in the highest favourable or unfavourable change. The results of our analysis on our Level 3 investments as at December 31, 2021 ranged from an unfavourable change of $303 million to a favourable change of $296 million.

22. Financial Instrument Risks

The principal risks that we are exposed to as a result of holding financial instruments are credit risk, market risk and liquidity risk.

CREDIT RISK

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. Credit risk may arise from lending and guarantee exposures, equity investment transactions, insurance claims, counterparty credit defaults, and concentration or portfolio composition. We are exposed to credit risk on financial instruments under both our loans program and our treasury activities. Our objectives, policies and processes for managing credit risk as well as the methods we use to measure this risk are disclosed in the notes related to our derivative instruments and debt instruments, as well as in the green text in management’s discussion and analysis on pages 92 to 93 and 98 to 102 of this annual report.

Concentration of Credit Risk

Concentration of credit risk exposure exists when a number of counterparties operate in the same geographical market or industry, or engage in similar activities. Changes in economic or political conditions may affect their ability to meet obligations in a similar manner. We have limits in place to ensure that our exposure is not overly concentrated in any one country, industry or counterparty. Exposure in excess of these limits requires the approval of our Board of Directors.

▶	161	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

The following table provides a breakdown, by the country in which the risk resides, of the maximum gross exposure to credit risk of financial instruments:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments	*	Risk transfer		Dec. 31, 2021 Exposure		Dec. 31, 2020 Exposure

Country							$	%	$	%

United States	6,320	227	133	7,258		70	14,008	21	17,143	23

Canada	6,551	3,677	1,809	1,674		81	13,792	21	14,378	19

United Kingdom	5,944	2	–	56		517	6,519	10	6,498	9

Chile	4,306	6	–	–		(126)	4,186	6	3,834	5

Australia	3,189	23	–	504		–	3,716	6	3,821	5

India	2,078	6	206	–		(13)	2,277	4	2,713	4

Germany	2,035	–	–	40		–	2,075	3	2,622	3

Mexico	2,047	50	9	6		(253)	1,859	3	2,629	4

Spain	1,631	–	–	–		–	1,631	2	1,161	2

China	1,179	1	248	–		–	1,428	2	1,285	2

Other	13,157	407	302	890		(276)	14,480	22	17,764	24

Total	$ 48,437	$ 4,399	$ 2,707	$ 10,428		$ –	$ 65,971	100	$ 73,848	100
* Includes cash. The concentration of credit risk by industry for our financial instruments was as follows:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments	(1)	Risk transfer		Dec. 31, 2021 Exposure		Dec. 31, 2020 Exposure

Industry(2)							$	%	$	%

Commercial:

Transportation and storage	14,650	219	24	–		(72)	14,821	23	16,084	22

Finance and insurance	3,272	60	1,713	2,849		866	8,760	13	10,475	14

Manufacturing	6,672	1,373	159	–		–	8,204	12	11,484	16

Utilities	6,308	63	31	–		–	6,402	10	6,235	8

Resources	6,567	295	33	–		(772)	6,123	9	6,866	9

Information	3,330	272	118	–		(13)	3,707	6	4,187	6

Commercial properties	2,712	52	–	–		(9)	2,755	4	2,997	4

Wholesale and retail trade	1,445	853	79	–		–	2,377	4	2,462	3

Professional services	1,250	300	415	–		–	1,965	3	1,739	2

Construction	577	221	13	–		–	811	1	609	1

Other	573	667	122	–		–	1,362	2	1,099	2

Total commercial	47,356	4,375	2,707	2,849		–	57,287	87	64,237	87

Sovereign	1,081	24	–	7,579		–	8,684	13	9,611	13

Total	$ 48,437	$ 4,399	$ 2,707	$ 10,428		$ –	$ 65,971	100	$ 73,848	100

(1)	Includes cash.

(2)	The current year has been prepared with the North American Industry Classification System (NAICS). Prior year amounts have been reclassified and are grouped in accordance with NAICS.

▶	162	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

The following table presents the reclassification of the prior year commercial figures from the concentration of credit risk by industry to presentation in accordance with NAICS:

	Previous Industry Classification

(in millions of Canadian dollars)	Aerospace	Infrastructure and environment	Financial institutions	Surface transportation	Oil and gas	Mining	Information and communication technologies	Other	Total commercial

NAICS

Transportation and storage	8,862	1,016	–	4,646	1,359	52	1	148	16,084

Manufacturing	622	613	–	2,337	2,274	1,681	158	3,799	11,484

Finance and insurance	86	375	8,625	251	3	26	648	461	10,475

Resources	5	23	10	1	2,017	4,409	5	396	6,866

Utilities	–	6,093	–	–	142	–	–	–	6,235

Information	2	1	89	–	–	–	4,062	33	4,187

Commercial properties	1,546	32	336	1,010	26	–	45	2	2,997

Wholesale and retail trade	22	89	8	185	186	68	94	1,810	2,462

Professional services	1	549	12	54	350	2	581	190	1,739

Construction	–	535	–	2	31	4	6	31	609

Other	42	172	3	5	1	5	339	532	1,099

Total commercial	$ 11,188	$ 9,498	$ 9,083	$ 8,491	$ 6,389	$ 6,247	$ 5,939	$ 7,402	$ 64,237

MARKET RISK

Market risk is the risk of loss or harm due to adverse movements in market prices, interest rates and/or foreign exchange rates. We are exposed to potential negative impacts on the value of financial instruments resulting from adverse movements in interest and foreign exchange rates. We have policies and procedures in place to ensure that interest rate and foreign exchange risks are identified, measured, managed and regularly reported to management and the Board of Directors.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities, as well as from embedded optionality in those assets and liabilities.

FOREIGN EXCHANGE RISK

Foreign exchange risk is the risk of loss or harm due to changes in spot and forward prices, and/or volatility of currency exchange rates. We are exposed to foreign exchange risk when there is a mismatch between assets and liabilities in any currency.

Our objectives, policies and processes for managing market risk as well as a sensitivity analysis for our exposure to both interest rate and foreign exchange risk are disclosed in the text and tables highlighted in management’s discussion and analysis on pages 100 and 101 of this annual report.

LIQUIDITY RISK

Liquidity risk is the risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. We maintain liquidity through a variety of methods such as holding cash and marketable securities and having access to commercial paper markets.

Our objectives, policies and processes for managing liquidity risk as well as the methods we use to measure this risk are disclosed in the text and tables highlighted in management’s discussion and analysis on page 102 of this annual report.

▶	163	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

23. Contractual Obligations

In the normal course of business, we enter into contracts that give rise to obligations of future minimum payments.

Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.

As at December 31, 2021, purchase obligations not otherwise disclosed in the notes to our consolidated financial statements amounted to $208 million (2020 – $192 million).

24. Structured Entities

A structured entity (SE) is defined as an entity created to accomplish a narrow and well-defined objective. The SE is designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. Under IFRS 10 – Consolidated Financial Statements, when a reporting entity has power over an SE and is exposed, or has rights to variable returns from its involvement with an SE and has the ability to affect those returns through its power over the SE, the reporting entity is considered to have control over the SE which must be consolidated within the reporting entity’s financial statements. When the reporting entity does not control the SE, consolidation is not permitted under IFRS 10.

CONSOLIDATED STRUCTURED ENTITIES

Aircraft and helicopters that have been repossessed due to loan foreclosures are placed into trusts which are considered to be SEs that we control. These structured entities had total assets of $1 million at the end of 2021 (2020 – $9 million).

UNCONSOLIDATED STRUCTURED ENTITIES

In the normal course of business, we sometimes provide financing and in some cases guarantees to equity investors via SEs, typically in the transportation and extractive industries. As we do not control these entities, they do not permit consolidation under IFRS 10. The following table summarizes our maximum exposure to loss for transactions structured through SEs as well as the carrying values recognized in the Consolidated Statement of Financial Position of EDC’s interest in these unconsolidated SEs.

(in millions of Canadian dollars)	Dec. 31, 2021	Dec. 31, 2020

SEs included in the Consolidated Statement of Financial Position

Loans receivable	12,180	14,334

Allowance for losses on loans	(606)	(982)

Net loans receivable	11,574	13,352

Fund investments	1,816	1,481

Maximum exposure in the Consolidated Statement of Financial Position	13,390	14,833

Commitments and guarantees*

Commitments

Signed loan agreements	1,833	1,458

Letters of offer	153	478

Fund investments	880	767

Guarantees provided to equity holders	18	116

Maximum exposure to commitments and guarantees	2,884	2,819

Maximum exposure to structured entities	$ 16,274	$ 17,652

*	Included in commitments and guarantees in Note 16.

We invest in funds which are pooled investment vehicles structured as limited partnerships and financed by the limited partners. These funds invest primarily in private or public companies and are considered to be SEs.

▶	164	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

25. Loan Revenue

(in millions of Canadian dollars)	2021	2020

Loan interest – floating rate	826	1,147

Loan interest – fixed rate	421	485

Loan fee revenue	165	153

Impaired revenue	50	45

Total	$ 1,462	$ 1,830
26. Interest Expense

(in millions of Canadian dollars)	2021	2020

Loans payable and derivatives

Short-term payables	30	155

Long-term payables and derivatives – floating	107	382

Long-term payables and derivatives – fixed*	182	220

Other	5	3

Total	$ 324	$ 760

*	Includes interest expense for debt classified at amortized cost of $81 million (2020 – $114 million).

27. Net Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)			2021			2020

	Direct premiums and guarantee fees	Reinsurance premiums ceded	Net premiums and guarantee fees	Direct premiums and guarantee fees	Reinsurance premiums ceded	Net premiums and guarantee fees

Credit insurance	139	(16)	123	126	(14)	112

Financial institutions insurance	9	(1)	8	13	(1)	12

International trade guarantee	125	(10)	115	108	(9)	99

Political risk insurance	12	(6)	6	18	(11)	7

Total	$ 285	$ (33)	$ 252	$ 265	$ (35)	$ 230

28. Net Claims-Related Expenses (Recovery)

Net claims-related expenses (recovery) are charged to profit or loss as they are incurred. These costs arise from the events that have occurred up to the balance sheet date. The composition of net claims-related expenses (recovery), expressed in the Consolidated Statement of Comprehensive Income, was as follows:

(in millions of Canadian dollars)	2021	2020

Claims paid	54	164

Claims recovered	(18)	(27)

Increase (decrease) in the net allowance for claims on insurance	(122)	285

(Increase) decrease in reinsurers’ share	33	(6)

(Increase) decrease in recoverable insurance claims	1	(3)

Claims handling expenses	1	3

Total	$ (51)	$ 416

▶	165	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

Of the $54 million in claim payments made during 2021 (2020 – $164 million), 79% was related to our credit insurance solution (2020 – 73% credit insurance). The largest concentrations of claim payments and recoveries were in the following geographic areas:

(in millions of Canadian dollars)		2021		2020

	Claims paid	Claims recovered *	Claims paid	Claims recovered	*

North America	36	9	105	5

Middle East and Africa	7	3	8	5

South and Central America and the Caribbean	4	3	21	4

Asia and Pacific	4	2	10	3

Europe and Commonwealth of Independent States	3	1	20	10

Total	$ 54	$ 18	$ 164	$ 27
* Represents recoveries on claims paid in the current and prior years. 29. Other (Income) Expenses

(in millions of Canadian dollars)	2021	2020

Net realized (gains) losses

Investments	(325)	(24)

Marketable securities	(27)	(102)

Sale of loan assets	37	10

Foreign exchange translation	2	(2)

Other	(2)	2

Total net realized (gains) losses	(315)	(116)

Net unrealized (gains) losses

Investments	(381)	(204)

Marketable securities	177	(114)

Loans payable	(508)	395

Derivatives	286	(137)

Fair value adjustments on loan disbursements	–	(19)

Total net unrealized (gains) losses	(426)	(79)

Total	$ (741)	$ (195)

▶	166	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

30. Administrative Expenses

(in millions of Canadian dollars)	2021	2020

Salaries and benefits	301	282

Professional services	84	44

Pension, other retirement and post-employment benefits	63	58

Systems costs	54	53

Occupancy	29	27

Marketing and communications	24	24

Amortization and depreciation	23	31

Information services	22	21

Travel, hospitality and conferences	–	2

Other	19	14

Total	$ 619	$ 556

31. Retirement Benefit Plans

PENSION PLANS

The Registered Pension Plan (RPP) was established on April 24, 2000 as a defined benefit plan (DB) and, effective January 1, 2012, a defined contribution (DC) component was added. The RPP is registered under the Pension Benefits Standards Act (PBSA) with the Office of the Superintendent of Financial Institutions Canada (OSFI). As a registered pension plan as defined under the Income Tax Act (ITA), the RPP is not subject to income taxes for the contributions or investment income.

For employees who joined the plan prior to January 1, 2012, the DB component of the RPP provides a benefit based on years of pensionable service and the best consecutive five-year average pensionable earnings. Employee and employer contributions are pooled into a fund and the employer directs the investments. Upon retirement, the benefits are fully indexed to inflation and paid from the fund.

For employees who joined the plan on or after January 1, 2012, the DC component of the RPP provides a benefit that is the accumulation of employee and employer contributions and investment income in the employee’s account. Employees choose to contribute a fixed percentage from 4% up to a maximum of 6% of their pensionable earnings, which is matched by the employer based on the employee’s age and years of eligible service. The contributions are invested as directed by each employee from a selection of available investment options.

When the RPP was established, the Supplementary Retirement Plan (SRP) was also created, the purpose of which is to supplement benefits for members whose benefits and/or contributions under the RPP are affected by ITA maximums. The SRP increases their benefits to the level which would be payable under the RPP if these maximums did not apply. Effective January 1, 2012, a DC component was added to the SRP. The RPP and SRP defined benefit plans’ durations are 20 and 19 years respectively.

OTHER BENEFIT PLANS

We maintain a closed retiring allowance program (service accumulation ceased July 1, 2013) and provide certain life insurance, health and dental care benefits to retired employees who qualify. These plans are unfunded and EDC contributes the cost of benefits as they are incurred. Costs are accrued based on actuarial calculations. These plans’ durations are 20 years.

▶	167	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

PLAN AMENDMENTS DURING THE YEAR

In 2021, consistent with EDC’s continued commitment to balanced cost-sharing for the DB component of the pension plans, employee contributions for the RPP plan were increased. In addition, the RPP plan text was amended to align to actual plan assumptions in the valuations on pension elections available in the event of a wind up.

GOVERNANCE STRUCTURE

EDC’s pension plan governance structure is comprised of the Board of Directors, Human Resources Committee of the Board (HRC), the Management Pension Committee (MPC) at the executive level, the Pension Investment Advisory Committee (PIAC) and the DC Pension Advisory Council (DC Council) at the operational level.

The HRC has oversight responsibilities with respect to pension plan design, amendments, funding, asset mix and investment structure. In addition, the HRC reviews investment policies, goals and performance and seeks and receives assurances from management on pension matters that have been delegated.

The MPC has authority for all decisions about the pension plans that have not been retained by the Board or the HRC. The MPC focuses on key strategic decisions and provides recommendations to the HRC for plan design changes. The MPC approves changes to plan custodians, oversees and supports pension activities undertaken by the PIAC and DC Council. The PIAC monitors funds’ investment performance, meets with the investment managers on a periodic basis and provides recommendations to the MPC. The DC Council provides input on the DC component of the plan and needs of members.

RISK MITIGATION

The RPP’s and the SRP’s investments are subject to a variety of financial instrument risks that could adversely affect the cash flows, financial position and income of the Plans. The Plans’ financial risk is concentrated in their investment holdings and includes credit risk, liquidity risk and market risk. The exposure to these risks is not considered to be significant or unusual. For the DB component of the Plans, Statements of Investment Policies and Procedures (SIPP) prescribe an asset mix policy, require portfolio investment diversification and limit exposure to major asset classes to reduce the level of risk. For the DC component, the SIPP describes the investment structure of the offering and the default offering to members. The SIPPs are reviewed at least annually to ensure that changes to the investment policies are made if required.

FUNDING RISK

For the DB component of the pension plans, funding risk is the risk that the investment asset growth and contribution rates of the pension plans will not be sufficient to cover the pension obligations, resulting in unfunded liabilities. In accordance with regulatory requirements, if any unfunded liabilities exist, special contributions are required over specified future periods in order to reduce any deficit determined by the actuarial valuation process. The most significant contributors to funding risk are fluctuations in discount rates and returns on assets.

Benefits for the other benefit plans are unfunded. Funding risk is the risk that cashflows will be insufficient to cover benefits. To mitigate this risk, EDC monitors expected benefit payments projected by the actuary.

▶	168	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

OTHER RISKS

DB obligations are subject to measurement uncertainty due to the use of actuarial assumptions such as discount rates, mortality rates, rate of compensation increases as well as withdrawal and retirement rates. The impact of these factors on the DB component of the pension plans and other post-employment benefits can be significant and volatile at times.

The following table presents a reconciliation of the net asset and obligation of the DB component of the pension plans and other post-employment benefit plans, including the present value of the DB retirement benefit obligations and the fair value of plan assets:

(in millions of Canadian dollars)	2021				2020

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit obligations:

Obligation beginning of year	1,422	138	243	1,803	1,275	110	210	1,595

Current service costs	32	3	8	43	30	2	8	40

Interest cost on benefit obligation	41	4	6	51	42	4	7	53

Employee contributions	11	1	–	12	10	1	–	11

Actuarial (gain) loss from:

changes in plan experience	3	(3)	(6)	(6)	(6)	4	(12)	(14)

changes in financial assumptions	(159)	(15)	(22)	(196)	97	11	28	136

changes in demographic assumptions	–	–	–	–	–	8	4	12

Benefits paid	(28)	(3)	(3)	(34)	(26)	(2)	(2)	(30)

Obligation end of year(1)	1,322	125	226	1,673	1,422	138	243	1,803

Fair value of plan assets:

Fair value beginning of year	1,467	119	–	1,586	1,363	110	–	1,473

Interest income on plan assets	41	2	–	43	44	4	–	48

Return (loss) on plan assets, excluding interest income on plan assets	132	9	–	141	54	(1)	–	53

Employer contributions	31	12	3	46	23	7	2	32

Employee contributions	11	1	–	12	10	1	–	11

Benefits paid	(28)	(3)	(3)	(34)	(26)	(2)	(2)	(30)

Administrative costs	(1)	–	–	(1)	(1)	–	–	(1)

Fair value end of year(1)	1,653	140	–	1,793	1,467	119	–	1,586

Funded status – plan (deficit) surplus(2)	$ 331	$ 15	$ (226)	$ 120	$ 45	$ (19)	$ (243)	$ (217)

(1)	The asset ceiling test had no impact on the asset or obligation position of the Plans.

(2)

On the Consolidated Statement of Financial Position, the RPP and SRP is classified as retirement benefit assets totalling $346 million, and the other benefit plans are classified as retirement benefit liabilities totalling $226 million.

ASSET MIX

The objective when managing capital of the plans is to safeguard the ability to continue as a going concern in order to maintain adequate assets to support investment activities of the plans and to ensure adequate assets to fund future benefit payments. For the DB component of the pension plans, investments are made in a diversified portfolio of investments, based on criteria established in the SIPPs which assist in the management of capital and mitigation of risk. Periodically, an Asset-Liability Management (ALM) study is performed to ensure that their investment policies are appropriate in terms of risk and return profiles to ensure proper matching to meet our long-term funding obligation. The results of the ALM study are reviewed by the PIAC and recommendations, if any, are made to the MPC and the HRC. EDC conducted an ALM study in 2021 and intends to implement its recommendations in 2022. At December 31, 2021, the asset mix is within the acceptable range permitted by the SIPP.

▶	169	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

The following table outlines the target allocation and asset mix of the plans’ defined benefit component:

		Registered Pension Plan		Supplementary Retirement Plan*

	2021 Target %	2021%	2020%	2021%	2020%

Cash	–	–	–	45	50

Debt securities	30	30	30	–	–

Equities	65	66	66	55	50

Alternatives	5	4	4	–	–

Total	100	100	100	100	100
* The target is 100% in equity securities, net of cash held in a refundable tax account as prescribed by Canada Revenue Agency (CRA).

FAIR VALUE MEASUREMENTS

All financial instruments of the plans recognized at fair value in the Consolidated Statement of Financial Position must be classified into fair value hierarchy levels as shown in the table below, based on the extent to which the inputs used to measure the fair value are observable or unobservable as defined in Note 21 Fair Value of Financial Instruments.

(in millions of Canadian dollars)			Dec. 31, 2021				Dec. 31, 2020

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Fixed income	–	490	–	490	–	435	–	435

Equities

Canadian	–	222	–	222	–	210	–	210

International	–	255	–	255	–	210	–	210

U.S.	–	73	–	73	–	63	–	63

Global	–	495	–	495	–	448	–	448

Listed infrastructure	–	119	–	119	–	99	–	99

Alternatives	–	–	71	71	–	–	62	62

Other*	68	–	–	68	59	–	–	59

Total	$ 68	$ 1,654	$ 71	$ 1,793	$ 59	$ 1,465	$ 62	$ 1,586

*	Represents cash and cash held with CRA.

The pension expenses recognized in the Consolidated Statement of Comprehensive Income, as split in their DB and DC components, were as follows:

(in millions of Canadian dollars)				2021				2020

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit

Current service costs	32	3	8	43	30	2	8	40

Administrative costs	1	–	–	1	1	–	–	1

Service costs	33	3	8	44	31	2	8	41

Interest cost on benefit obligation	41	4	6	51	42	4	7	53

Interest income on plan assets	(41)	(2)	–	(43)	(44)	(4)	–	(48)

Net interest on the defined benefit liability (asset)	–	2	6	8	(2)	–	7	5

Total defined benefit expense	33	5	14	52	29	2	15	46

Defined contribution expense	11	–	–	11	12	–	–	12

Total	$ 44	$ 5	$ 14	$ 63	$ 41	$ 2	$ 15	$ 58

▶	170	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

KEY ASSUMPTIONS

The following table outlines the key assumptions used in measuring the obligations of the defined benefit components of the plans:

Assumptions		Dec. 31, 2021			Dec. 31, 2020

(Weighted average)	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans

Defined benefit obligation:

Discount rate	3.4%	3.4%	3.1%	2.8%	2.8%	2.6%

Inflation	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Rate of compensation increase(1)	3.5%	3.5%	4.3%	3.5%	3.5%	4.4%

Benefit plan expense:

Discount rate on projected defined benefit obligation	2.8%	2.8%	2.6%	3.2%	3.2%	3.2%

Inflation	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Rate of compensation increase(1)	3.5%	3.5%	4.4%	3.9%	3.9%	4.4%

Mortality table(2)	CPM2014 Public table			(scale CPM-B)

Assumed medical cost trend:

Initial medical cost trend rate(3)	–	–	4.0%	–	–	4.0%

Medical cost trend rate declines to	–	–	n/a	–	–	n/a

Year that the rate reaches the ultimate trend rate	–	–	n/a	–	–	n/a

Dental care trend	–	–	4.0%	–	–	4.0%

(1)	The rate of compensation increase includes a merit and promotional component which varies by age for each individual employee.

(2)	Size adjustment factor of 0.75 for both Male and Female applied to Supplementary Retirement Plan mortality table in both years.

(3)	Medical cost trend rate remains flat over the years.

Due to the long-term nature of defined benefit plans, the calculation of expenses and obligations depends on various assumptions. These assumptions require significant judgment and have inherent uncertainties, including uncertainties related to the COVID-19 pandemic, that management may not be able to control. The assumptions are determined annually by management, in consultation with our actuaries.

Accounting standards require that the discount rate used to determine the DB obligations be based on market rates for high-quality corporate bonds that match the currency and estimated term of the obligations. Our methodology used to set the discount rate is based on the Canadian Institute of Actuaries’ (CIA) preferred methodology. The standards also require that the interest income on plan assets be computed by applying the discount rate used to measure the plan obligation at the beginning of the year.

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics in the form of post-retirement mortality tables. Actuarial adjustments to the tables are applied when recommended by the plan’s actuaries.

▶	171	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

REMEASUREMENTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME (OCI)

As a result of applying the previously discussed assumptions on defined benefits, actuarial gains or losses arise from the difference between actual and expected experience and are immediately recognized in OCI. These amounts have been transferred out to retained earnings. As such, there is no accumulated OCI in respect of these amounts.

The table below summarizes the remeasurement recognized in OCI during the year:

(in millions of Canadian dollars)				2021				2020

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Remeasurement on retirement benefit obligations

Actuarial gain (loss):

plan experience	(3)	3	6	6	6	(4)	12	14

demographic assumptions	–	–	–	–	–	(8)	(4)	(12)

financial assumptions	159	15	22	196	(97)	(11)	(28)	(136)

	156	18	28	202	(91)	(23)	(20)	(134)

Remeasurement on plan assets excluding interest income

Return (loss) on plan assets	132	9	–	141	54	(1)	–	53

Total	$ 288	$ 27	$ 28	$ 343	$ (37)	$ (24)	$ (20)	$ (81)

SENSITIVITY ANALYSIS

The following table outlines the potential impact of changes in certain key assumptions used in measuring the DB obligations. The sensitivity analysis contained in this table is hypothetical and should be used with caution.

(in millions of Canadian dollars)				Dec. 31, 2021
		Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Sensitivity of Assumptions		Obligation	Obligation	Obligation	Obligation

Discount rate

Impact of:	1% increase ($)	(217)	(20)	(39)	(276)

	1% decrease ($)	286	26	53	365

Longevity risk sensitivity

Impact of:	increase of 1 year in life expectancy	35	3	7	45

Rate of compensation increase

Impact of:	1% increase ($)	20	13	1	34

	1% decrease ($)	(21)	(8)	(1)	(30)

Inflation rate assumption*

Impact of:	0.25% increase ($)	54	5	n/a	59

	0.25% decrease ($)	(51)	(5)	n/a	(56)

*	Inflation rate assumption for the other benefit plans are already factored into the other sensitivities.

A one percentage point increase in assumed health care cost trends would have increased the service and interest cost by $5 million and the obligation by $53 million. Whereas a one percentage point decrease would have decreased the service and interest costs by $4 million and the obligation by $40 million.

▶	172	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

TOTAL CONTRIBUTIONS

Total employer contributions for pension, other post-employment and other post-retirement benefits were as follows:

(in millions of Canadian dollars)				2021				2020

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

DB

Regular contributions	16	1	3	20	14	1	2	17

Special contributions	15	11	–	26	9	6	–	15

Total defined benefit cash payments	31	12	3	46	23	7	2	32

DC

Total defined contribution cash payments	11	–	–	11	12	–	–	12

Total cash payments	$ 42	$ 12	$ 3	$ 57	$ 35	$ 7	$ 2	$ 44

We expect to contribute $48 million to the Plans in 2022 which includes $30 million to the RPP DB component of the plan, $11 million to the RPP DC component of the plan, $1 million to the SRP DB component of the plan and $6 million for the other benefit plans. Additional contributions to the SRP will be determined when the actuarial valuation is prepared.

FUNDING AND SOLVENCY VALUATION

Our appointed actuaries measure the DB obligations for accounting purposes as at December 31 of each year. We fund the DB component of the pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current federal pension regulations. The most recent funding valuation for the RPP and the SRP was as at December 31, 2020. The next formal valuations will be conducted by the Plans’ actuaries in 2022 and will be as at December 31, 2021.

The financial health of a pension plan is measured by actuarial valuations, which are prepared on both a going-concern and a solvency basis. The EDC DB RPP ratios as at December 31, 2020 were 156.2% (2019 –158.3%) on a going-concern basis and 91.2% (2019 – 97.8%) on a solvency basis. Since EDC’s solvency ratio for the RPP is less than 100%, we are required by federal pension legislation to make special monthly solvency contributions. During 2021, we contributed special payments of $15 million into the RPP and $11 million into the SRP. The solvency ratio for the SRP as at December 31, 2020 was 90.4% (2019 – 98.7%).

32. Related Party Transactions

We enter into transactions with other government departments, agencies and Crown corporations in the normal course of business, under terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes. These transactions were measured at their exchange amounts.

FINDEV CANADA DONOR CONTRIBUTIONS

Donor contributions received by EDC’s subsidiary FinDev Canada include contributions from Global Affairs Canada (GAC). Contributions received from GAC in 2021 include a $75.9M facility which FinDev Canada will hold, manage, administer, use and invest the funds under the facility, with related financial results reported to GAC and consolidated within the financial statements of the Government of Canada. The portion of the facility allocated for administrative expenses incurred are recorded within our Consolidated Financial Statements as deferred revenue until earned. As discussed in Note 11, deferred revenue of $13 million represents the unrecognized portion of donor contributions from GAC (2020 – $1 million).

▶	173	EDC 2021 Integrated Annual Report | Consolidated Financial Statements | Notes to the Consolidated Financial Statements

CANADA ACCOUNT ADMINISTRATIVE EXPENSE RECOVERY

As described in Note 33, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada known as “Canada Account” transactions. In 2020, we also began administering Canada Account loans related to the CEBA program as part of Canada’s response to the COVID-19 pandemic. We are compensated for expenses and overhead relating to Canada Account activities. In 2021, the administrative expense recovery was $4 million (2020 – $4 million). These amounts are netted against administrative expenses on the Consolidated Statement of Comprehensive Income.

During 2021, we incurred $75 million (2020 - $37 million) of recoverable expenses related to administering the CEBA program.

KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel, defined as those having authority and responsibility for planning, directing and controlling the activities of EDC, include the Board of Directors and the Executive Management team.

The remuneration of key management personnel is determined as follows:

•	Chairperson and other independent Directors receive an annual retainer for Board and Committee meetings based on a fee schedule in accordance with Treasury Board Guidelines. Chairs of committees receive a base retainer plus an additional $2,000.

•	Executive Management team, except for the President and CEO, remuneration is approved by the Human Resources Committee of the Board of Directors, having regard to the performance of individuals and market trends. For total compensation, EDC targets the median of its comparator group, which includes organizations from the finance, insurance, investment and banking industries as well as Crown corporations and other relevant industries.

•	The President and CEO is compensated in accordance with the terms of the Order-in-Council based on recommendations made by the Board of Directors. Base salary for 2020-2021 was within the range of $390,300-$458,100.

Compensation paid or payable to key management personnel during the year, including non-cash benefits subject to income tax, was as follows:

(in millions of Canadian dollars)	2021	2020

Salaries and other short-term benefits(1)	7	8

Post-employment benefits(2)	2	1

Total	$ 9	$ 9

(1)  Includes compensation paid to the Chairperson and other independent Directors, Executive Management team salaries and non-monetary compensation.

(2)  Includes pensions and post-employment life insurance, as applicable.

.

33. Canada Account Transactions

Pursuant to the Act, the Minister, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as “Canada Account”. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees, are recorded in accordance with the accounting policies and practices of the Government of Canada and amounted to $62.3 billion at the end of December 2021 (2020 – $49.1 billion). The increase in 2021 is mainly due to loans disbursements in the first half of 2021 related to the Canada Emergency Business Account program (CEBA), which is one of Canada’s responses to the COVID-19 pandemic. New term loan credit facilities to eligible borrowers under CEBA have ended as of June 30, 2021 as set out in the credit agreements with the Financial Institutions.

The Act allows the Canada Account to have outstanding loans and commitments to borrowers and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $115 billion. The position against the statutory limit at the end of 2021, determined in accordance with the requirements of the Act, was $65.1 billion (2020 – $70.7 billion).

▶	174	EDC 2021 Integrated Annual Report | Ten-Year Review | Statement of Financial Position

Ten-Year Review

Statement of Financial Position

as at December 31

(in millions of Canadian dollars)	2021	2020	2019	2018	2017

Gross loans receivable	48,437	54,772	51,601	54,609	51,199

Accrued interest and fees receivable	156	188	242	272	241

Deferred loan revenue and other credits	(248)	(238)	(278)	(315)	(313)

Allowance for losses on loans	(1,760)	(2,630)	(930)	(820)	(1,363)

Net loans receivable	46,585	52,092	50,635	53,746	49,764

Investments	2,707	2,032	1,627	1,342	1,124

Cash and marketable securities	9,289	10,745	10,930	13,289	8,214

Reinsurers’ share of premium and claims liabilities	110	150	120	150	103

Property, plant and equipment	44	40	43	50	54

Intangible assets	63	84	108	110	106

Other assets	1,817	2,554	1,109	693	755

Total Assets	$ 60,615	$ 67,697	$ 64,572	$ 69,380	$ 60,120

Loans payable	43,525	45,020	52,404	55,448	47,114

Other liabilities	1,572	2,217	1,755	2,519	2,152

Allowance for losses on loan commitments	20	50	10	20	14

Premium and claims liabilities	670	820	500	890	608

Loan guarantees	188	300	147	158	192

Total Liabilities	45,975	48,407	54,816	59,035	50,080

Share capital	12,300	12,300	1,333	1,333	1,333

Retained earnings	2,340	6,990	8,423	9,012	8,707

Equity	14,640	19,290	9,756	10,345	10,040

Total Liabilities and Equity	$ 60,615	$ 67,697	$ 64,572	$ 69,380	$ 60,120

▶	175	EDC 2021 Integrated Annual Report | Ten-Year Review | Statement of Financial Position

Statement of Financial Position

as at December 31

(in millions of Canadian dollars)	2016	2015	2014	2013	2012

Gross loans receivable	55,375	53,326	41,791	36,549	30,336

Accrued interest and fees receivable	236	200	163	154	157

Deferred loan revenue and other credits	(361)	(390)	(368)	(346)	(362)

Allowance for losses on loans	(1,552)	(1,715)	(1,163)	(1,246)	(1,182)

Net loans receivable	53,698	51,421	40,423	35,111	28,949

Investments	1,005	848	689	537	429

Cash and marketable securities	7,389	7,694	6,545	4,066	4,236

Reinsurers’ share of premium and claims liabilities	116	141	88	93	90

Property, plant and equipment	55	53	56	59	66

Intangible assets	92	71	56	44	38

Other assets	769	741	1,147	1,606	2,425

Total Assets	$ 63,124	$ 60,969	$ 49,004	$ 41,516	$ 36,233

Loans payable	49,101	46,909	38,038	31,259	25,880

Other liabilities	3,359	3,936	1,935	1,068	676

Allowance for losses on loan commitments	78	113	44	47	58

Premium and claims liabilities	656	688	618	606	583

Loan guarantees	167	158	153	165	161

Total Liabilities	53,361	51,804	40,788	33,145	27,358

Share capital	1,333	1,333	1,333	1,333	1,333

Retained earnings	8,430	7,832	6,883	7,038	7,542

Equity	9,763	9,165	8,216	8,371	8,875

Total Liabilities and Equity	$ 63,124	$ 60,969	$ 49,004	$ 41,516	$ 36,233

▶	176	EDC 2021 Integrated Annual Report | Ten-Year Review | Statement of Comprehensive Income

Statement of Comprehensive Income

for the year ended December 31

(in millions of Canadian dollars)	2021	2020	2019	2018	2017

Financing and investment revenue:

Loan	1,462	1,830	2,295	2,207	1,915

Finance lease	–	–	–	–	–

Operating lease	–	–	–	–	–

Marketable securities	82	165	255	257	93

Investments	16	14	7	9	9

Total financing and investment revenue	1,560	2,009	2,557	2,473	2,017

Interest expense	324	760	1,307	1,219	715

Leasing and financing related expenses	25	26	31	33	45

Net Financing and Investment Income	1,211	1,223	1,219	1,221	1,257

Loan Guarantee Fees	97	55	55	48	43

Insurance premiums and guarantee fees	285	265	243	243	239

Reinsurance ceded	(33)	(35)	(41)	(39)	(39)

Net Insurance Premiums and Guarantee Fees	252	230	202	204	200

Other (Income) Expenses	(741)	(195)	110	(98)	34

Administrative Expenses	619	556	538	497	431

Income before Provision and Claims-Related Expenses	1,682	1,147	828	1,074	1,035

Provision for (Reversal of) Credit Losses	(554)	2,083	240	(11)	(119)

Net Claims-Related Expenses (Recovery)	(51)	416	126	255	157

Net Income (Loss)	2,287	(1,352)	462	830	997

Other comprehensive income (loss)	343	(81)	(40)	44	66

Comprehensive Income (Loss)	$ 2,630	$ (1,433)	$ 422	$ 874	$ 1,063

▶	177	EDC 2021 Integrated Annual Report | Ten-Year Review | Statement of Comprehensive Income

Statement of Comprehensive Income

for the year ended December 31

(in millions of Canadian dollars)	2016	2015	2014	2013	2012

Financing and investment revenue:

Loan	1,720	1,475	1,239	1,174	1,116

Finance lease	1	5	5	6	6

Operating lease	–	–	50	55	17

Marketable securities	73	60	45	32	36

Investments	9	8	6	8	5

Total financing and investment revenue	1,803	1,548	1,345	1,275	1,180

Interest expense	450	183	70	30	108

Leasing and financing related expenses	37	28	48	49	33

Net Financing and Investment Income	1,316	1,337	1,227	1,196	1,039

Loan Guarantee Fees	40	41	36	36	38

Insurance premiums and guarantee fees	229	224	218	215	216

Reinsurance ceded	(37)	(30)	(23)	(22)	(20)

Net Insurance Premiums and Guarantee Fees	192	194	195	193	196

Other (Income) Expenses	76	(200)	(76)	109	16

Administrative Expenses	385	351	327	310	308

Income before Provision and Claims-Related Expenses	1,087	1,421	1,207	1,006	949

Provision for (Reversal of) Credit Losses	(31)	437	(39)	30	(340)

Claims-Related Expenses (Recovery)	46	59	117	159	(38)

Net Income (Loss)	1,072	925	1,129	817	1,327

Other comprehensive income (loss)	26	24	(155)	119	51

Comprehensive Income (Loss)	$ 1,098	$ 949	$ 974	$ 936	$ 1,378

▶	178	EDC 2021 Integrated Annual Report | Ten-Year Review | Corporate Account

Corporate Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2021	2020		2019	2018	2017

Financing

Direct financing	18,285	18,143		25,008	27,109	26,756

Guarantees	3,707	3,247		2,078	2,053	1,601

	21,992	21,390		27,086	29,162	28,357

FinDev Canada business facilitated	361	144		85	39	–

Total	22,353	21,534		27,171	29,201	28,357

Insurance

Credit insurance	71,030	58,201		57,569	58,555	55,827

Financial institutions insurance	6,733	9,189		6,915	4,259	8,205

International trade guarantee	10,381	11,701		8,612	10,204	8,795

Political risk insurance	865	1,867		2,407	2,438	2,551

Total	89,009	80,958		75,503	75,456	75,378

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of gross loans receivable	48,437	54,772		51,601	54,609	51,199

Value of investments	2,707	2,032		1,627	1,342	1,124

Value of undisbursed loans	10,526	15,706		17,965	20,778	20,784

Value of undisbursed investments	884	770		839	736	785

Value of loan disbursements	16,196	25,345		21,692	31,240	27,625

Value of disbursements for investments	413	387		311	268	270

Value of liability on loan guarantees	4,010	4,016		2,972	2,993	2,473

Undisbursed amounts on loan guarantees	389	157		580	281	143

Amounts available for allocation under confirmed LOC	133	159		158	121	112

Loan amounts rescheduled	65	–		–	–	–

Loan amounts written off	93	94		105	119	43

Number of current lines of credit and protocols	6	6		7	8	12

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	28,579	28,987		23,690	23,930	21,648

Value of claims paid	54	164		465	74	201

Value of claims recovered	18	27		18	56	44

Value of claims outstanding at end of year	946	971		892	772	791

Value of claims under consideration at end of year	112	105		8	319	310

Number of policies issued	6,984	7,912		6,744	7,980	6,750

Number of insurance policies and guarantees in force	8,970	8,627	*	7,574	7,776	7,318

*	This amount has been restated to reflect the correct number of insurance policies and guarantees in force.

▶	179	EDC 2021 Integrated Annual Report | Ten-Year Review | Corporate Account

Corporate Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2016	2015	2014	2013	2012

Financing

Direct financing	26,587	24,277	20,613	17,497	13,754

Guarantees	1,483	1,133	963	851	864

	28,070	25,410	21,576	18,348	14,618

FinDev Canada business facilitated	–	–	–	–	–

Total	28,070	25,410	21,576	18,348	14,618

Insurance

Credit insurance	55,724	60,175	56,020	56,224	54,087

Financial institutions insurance	7,421	7,666	11,415	10,630	9,295

International trade guarantee	8,098	8,149	7,216	7,467	6,594

Political risk insurance	2,728	2,805	2,643	2,743	2,855

Total	73,971	78,795	77,294	77,064	72,831

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of gross loans receivable	55,375	53,326	41,791	36,549	30,336

Value of investments	1,005	848	689	537	429

Value of undisbursed loans	19,147	19,928	16,593	14,885	13,391

Value of undisbursed investments	914	903	672	541	417

Value of loan disbursements	22,709	18,800	15,186	14,100	11,887

Value of disbursements for investments	237	209	149	124	121

Value of liability on loan guarantees	2,411	2,086	1,963	1,954	1,907

Undisbursed amounts on loan guarantees	103	101	145	137	197

Amounts available for allocation under confirmed LOC	181	109	122	157	111

Loan amounts rescheduled	24	–	50	–	–

Loan amounts written off	193	42	165	62	408

Number of current lines of credit and protocols	13	16	21	26	37

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	22,693	24,314	22,155	22,807	21,673

Value of claims paid	110	143	72	61	358

Value of claims recovered	23	15	13	10	22

Value of claims outstanding at end of year	732	806	666	637	627

Value of claims under consideration at end of year	305	307	12	30	11

Number of policies issued	6,490	6,623	7,018	7,836	7,525

Number of insurance policies and guarantees in force	7,302	7,383	7,967	8,553	8,214

*	This amount has been restated to reflect the correct number of insurance policies and guarantees in force.

▶	180	EDC 2021 Integrated Annual Report | Ten-Year Review | Canada Account

Canada Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2021	2020		2019		2018	2017

Financing

Canada Emergency Business Account	2,400	55,022		–		–	–

Direct financing	–	17,308	(2)	9,370	(2)	8,000	–

Subtotal	2,400	72,330		9,370		8,000	–

Insurance

Credit insurance	–	–		28		15	36

Total	2,400	72,330		9,398		8,015	36

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of total loans and notes receivable	62,081	48,843		7,767		6,593	2,586

Value of undisbursed loans	3,031	8,236		1,734		1,210	–

Value of loan disbursements (net of guarantees)	15,875	41,438		1,931		5,290	–

Value of liability on loan guarantees	11	33		55		76	98

Number of transactions financed	–	5		4		1	–

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	–	–		–		–	5

Value of claims outstanding at end of year	–	–		–		–	–

Number of policies issued	–	–		–		–	–

Number of insurance policies and guarantees in force	–	–		–		1	1

(1) Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions.

(2) Includes renewal activity considered new signings.

▶	181	EDC 2021 Integrated Annual Report | Ten-Year Review | Canada Account

Canada Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2016	2015	(1)	2014	(1)	2013	2012

Financing

Canada Emergency Business Account	–	–		–		–	–

Direct financing	–	156		25		–	1

Subtotal	–	156		25		–	1

Insurance

Credit insurance	28	41		28		30	41

Total	28	197		53		30	42

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of total loans and notes receivable	2,998	3,359		2,924		2,821	3,164

Value of undisbursed loans	–	–		–		–	–

Value of loan disbursements (net of guarantees)	–	156		25		–	–

Value of liability on loan guarantees	121	142		164		186	208

Number of transactions financed	–	2		1		–	–

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	3	7		6		9	9

Value of claims outstanding at end of year	–	–		–		–	–

Number of policies issued	–	–		–		–	–

Number of insurance policies and guarantees in force	1	1		1		1	1

(1) Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions.

(2) Includes renewal activity considered new signings.

▶	182	EDC 2021 Integrated Annual Report | Glossary of financial terms

Glossary of financial terms

Actuarial Gains or Losses – Changes in the value of the defined benefit obligation and the plan assets due to differences between actuarial assumptions and what has actually occurred and due to changes in actuarial assumptions.

Actuarial Valuation (re: Pension Benefit Plans) – An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the defined benefit obligation using estimates of future events that will affect the costs and obligation for employee benefits plans.

Amortized Cost – The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Basis Point – One one-hundredth of a percentage point.

CDOR – Canadian Dollar Offered Rate – An industry determined financial benchmark and the recognized benchmark index for Canadian bankers’ acceptances with a term to maturity of one year or less.

Contingent Liability – Potential debt which arises from past events and may become an actual obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.

Credit Risk – The risk of loss incurred if a counterparty fails to meet its financial commitments.

Defined Benefit Obligation – The actuarial present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Derivative Instruments – Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit default swaps.

Effective Interest Rate – The rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Exposure at Default – Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

Facultative Reinsurance – Reinsurance provided on a transactional basis.

Foreign Exchange Risk – The risk of loss or harm due to changes in spot and forward prices, and/or volatility of currency exchange rates.

Gross Loans Receivable – Principal amounts outstanding under existing loan agreements.

Hedge – A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.

Individually Impaired Loans – Loans where there is objective evidence that an impairment loss has occurred.

Insurance Risk – The risk of loss or harm due to actual experience being different from that assumed when an insurance product was designed and priced.

Interest Rate Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

LIBOR – London Inter-Bank Offered Rate – The interest rate at which banks in London are prepared to lend funds to first-class banks.

Liquidity Risk – The risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions.

Loss Given Default – Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Market Risk – The risk of loss or harm due to adverse movements in market prices, interest rates and/or foreign exchange rates.

Net Finance Margin – Net financing and investment income expressed as a percentage of average income earning assets.

Net Financing and Investment Income – Revenue earned on financing, leasing, marketable securities and investment assets, less interest and leasing and financing related expenses.

Net Revenue – Net income excluding the provision for credit losses, claims-related expenses, unrealized gains and losses, and administrative expenses.

Operational Risk – The risk of loss or harm resulting from inadequate or failed internal processes, people and systems or from external events.

Performing Loans – Loans for which there is reasonable assurance that EDC can collect the principal and interest on time.

Probability of Default – The likelihood that a borrower will not be able to meet its scheduled repayments.

Productivity Ratio – Administrative expenses expressed as a percentage of net revenue excluding the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan.

Structured Entity (SE) – An entity created to accomplish a narrow and well-defined objective. The SE is designed so that voting or similar rights are not the dominant factor in deciding who controls the entity.

Undisbursed Loan Commitments – A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.

▶	183	EDC 2021 Integrated Annual Report | Corporate representation

Corporate representation

National

Head Office

Export Development

Canada

150 Slater Street

Ottawa, ON K1A 1K3

edc.ca

Atlantic Region

Halifax

1969 Upper Water Street

Tower 2, Suite 1605

Halifax, NS B3J 3R7

Charlottetown

119 Kent Street

Suite 240, BDC Place

Charlottetown, PE C1A 1N3

Moncton

735 Main Street

Suite 400

Moncton, NB E1C 1E5

St. John’s

510 Topsail Road

St. John’s, NL A1E 2C2

Ontario Region

Toronto

155 Wellington Street West

Suite 3400

Toronto, ON M5V 3L3

Kitchener

Catalyst137 Building

137 Glasgow Street

Suite 460

Kitchener, ON N2G 4X8

London

148 Fullarton Street

Suite 1512

London, ON N6A 5P3

Mississauga

1 City Centre Drive

Suite 805

Mississauga, ON L5B 1M2

Windsor

3270 Electricity Drive

Suite 209

Walker Industrial Park

Windsor, ON N8W 5J1

Quebec Region

Montreal

800 Victoria Square

Suite 4520

P.O. Box 124

Tour de la Bourse

Montreal, QC H4Z 1A1

Brossard

4805 Lapinière

Suite 4300

Brossard, QC J4Z 0G2

Drummondville

1412 Jean Berchmans

Michaud Street

Drummondville, QC J2C 7V3

Laval

2550 Boulevard Daniel-Johnson Suite 800

Laval, QC H7T 3A4

Quebec City

2875 Laurier Boulevard

D-3, Suite 600

Quebec, QC G1V 2M2

Sherbrooke

93 Wellington Nord Street Sherbrooke, QC J1H 5B6

Western Region

Calgary

308 4th Avenue SW

Suite 2403

Calgary, AB T2P 0H7

Edmonton

10180 101 Street

Suite 3400

Edmonton, AB T5J 3S4

Regina

1914 Hamilton Street

Suite 300

Regina, SK S4P 3N6

Vancouver

1055 Dunsmuir Street

Suite 400, Bentall Four

P.O. Box 49086

Vancouver, BC V7X 1G4

Winnipeg

201 Portage Avenue

Suite 1050

Winnipeg, MB R3B 3K6

International

North America

Atlanta

The Consulate General of Canada

100 Colony Square

Suite 1700

1175 Peachtree Street N.E.

Atlanta, GA

30361-6205

United States of America

Chicago

The Consulate General of Canada

180 North Stetson Avenue

Suite 2400

Chicago, IL 60601

United States of America

Mexico City

Canadian Embassy

Calle Schiller 529

Rincón del Bosque

Colonia Polanco

México, D.F. 11560

Mexico

San Pedro Garza Garcia

Consulate General of Canada

Gomez Morin 955

4th Floor, Suite 404

San Pedro Garza Garcia, NL

C.P. 66279

Mexico

South America

Bogotá

Embassy of Canada

Carrera 7 #114 – 33

Piso 14, Bogotá

Colombia

Lima

Embassy of Canada

Bolognesi 228, Miraflores

15074

Lima, Peru

Santiago

Canadian Embassy

Nueva Tajamar

481 – 12th Floor

North Tower

Las Condes

Santiago, Chile

Rio de Janeiro

Canadian Consulate General

Av. Atlantica 1130, 13º andar

Copacabana

CEP 22021-000

Rio de Janeiro – RJ, Brazil

São Paulo

Canadian Consulate General

Av. das Nações

Unidas 12901

Cenu Torre Norte, Andar 20°

CEP 04578-000

São Paulo – SP, Brazil

Europe

Düsseldorf

Consulate of Canada – Düsseldorf

Benrather Strasse 8

40213 Düsseldorf

Germany

Istanbul

Canadian Consulate

209 Buyukdere Caddesi

Tekfen Tower – 16th Floor

Levent 4

Istanbul 34394

Turkey

London

High Commission of Canada

Trafalgar Square

London SW1Y 5BJ

United Kingdom

Africa/Middle East

Johannesburg

Trade Office of the High Commission of Canada (Pretoria)

10 Arnold Road

Johannesburg 2196

South Africa

Dubai

Consulate General of Canada

Jumeirah Emirates Towers

19th Floor

Dubai, United Arab Emirates

Asia

New Delhi

High Commission of Canada in India

7/8 Shantipath

Chanakyapuri

New Delhi, Delhi 110021

India

Mumbai

Consulate General of Canada

One International Centre (former IFC)

Tower 2, 21st Floor

Senapati Bapat Marg

Elphinstone Road (West)

Mumbai 400 013

India

Beijing

The Canadian Embassy

in China

19 Dong Zhi Men Wai Street

Chayoang District

Beijing 100600

China

Shanghai

Canadian Consulate General

ECO City Building

8th Floor, 1788 Nanjing Xi Lu

Jing An District

Shanghai 20040

China

Singapore

12 Marina Boulevard

#34-04

Marina Bay Financial Centre, Tower 3

Singapore 018982

Hong Kong

Canadian Consulate

5th floor, Tower 3

Exchange Square

8 Connaught Place

Central, Hong Kong SAR

Australia

Sydney

Consulate General of Canada

Quay West

111 Harrington Street

Level 5

Sydney NSW 2000

Australia

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